Filed Pursuant to Rule 424(b)(4)
Registration No. 333-110244
5,450,000 Shares

Common Stock

         We are selling 5,450,000 shares of our common stock in this offering. We will receive all of the net proceeds from the sale of shares of common stock offered hereby.

      To the extent that the underwriters sell more than 5,450,000 shares of common stock, the underwriters have the option to purchase up to an additional 817,500 shares from us at the initial price to public less the underwriting discount.

      Our common stock is listed on the New York Stock Exchange under the symbol “WES.” The last reported sale price of our common stock on November 18, 2003 was $34.39 per share.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

      The shares of common stock offered hereby are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental authority or agency.

		Underwriting
		Discounts and	Proceeds to
	Price to Public	Commissions	Westcorp

Per Share	$34.39	$1.46	$32.93
Total	$181,493,225	$7,713,462	$173,779,763

      The table above does not include 172,500 shares being sold by the underwriters to affiliates of Ernest Rady at a price equal to the price to public. The underwriters will not receive any underwriting discounts or commissions on these shares, resulting in proceeds to us in the amount of $5,932,275 and aggregate proceeds to us of $179,712,038, before expenses.

      Delivery of the shares of common stock will be made on or about November 24, 2003.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

Goldman, Sachs & Co.

Bear, Stearns & Co. Inc.

JMP Securities

The date of this prospectus is November 18, 2003.

FORWARD-LOOKING STATEMENTS
INDUSTRY DATA
PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

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FORWARD-LOOKING STATEMENTS

      This prospectus includes and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended. Forward-looking statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These statements are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause actual results to differ materially from those expressed in or implied by these forward-looking statements.

      These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” and similar terms and phrases, including references to assumptions. These statements are contained in sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and other sections of this prospectus and in the documents incorporated by reference in this prospectus.

      The following factors are among those that may cause actual results to differ materially from the forward-looking statements:

•	changes in general economic and business conditions;

•	interest rate fluctuations, including hedging activities;

•	our financial condition and liquidity, as well as future cash flows and earnings;

•	competition;

•	our level of operating expenses;

•	the effect, interpretation, or application of new or existing laws, regulations and court decisions;

•	the availability of sources of funding;

•	the level of chargeoffs on the automobile contracts that we originate; and

•	significant litigation.

      If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.

      We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances.

INDUSTRY DATA

      In this prospectus, we rely on and refer to information regarding the automobile lending industry from market research reports, analyst reports and other publicly available information including, without limitation, reports issued or prepared by CNW Marketing/ Research. Although we believe that this information is reliable, we cannot guarantee the accuracy and completeness of this information, and we have not independently verified any of it.

ii

PROSPECTUS SUMMARY

      This summary highlights certain information found in greater detail elsewhere in this prospectus. It does not contain all the information that may be important to you in making a decision to purchase our common stock. We urge you to read the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and related notes, before deciding to invest in our common stock. In this prospectus, the “company,” “we,” “us” and “our” refer to Westcorp and its subsidiaries, except where it is otherwise noted. Unless we indicate otherwise, all information in this prospectus assumes the underwriters will not exercise their option to purchase additional shares.

Westcorp

Our Company

      We are a diversified financial services holding company that provides automobile lending services through our second-tier subsidiary, WFS Financial Inc, which we refer to as WFS, and retail and commercial banking services through our wholly owned subsidiary, Western Financial Bank, which we refer to as the Bank. The Bank currently owns 84% of the capital stock of WFS. We primarily earn income by originating assets, including automobile contracts, that generate a yield in excess of the cost of the liabilities, including deposits, that fund these assets.

      We have grown substantially over the past three years. As of September 30, 2003, we had $14.2 billion in total assets, $10.5 billion in automobile loans and $859 million in common equity, representing a three-year compounded annual growth rate of 27.2%, 17.0% and 22.1%, respectively. For the trailing twelve months ended September 30, 2003 we originated $5.8 billion of automobile contracts and generated $104 million of net income and earnings per share of $2.53.

Automobile Lending Operations

      We are one of the nation’s largest independent automobile finance companies with over 30 years of experience in the automobile finance industry. We believe the automobile finance industry is the second largest consumer finance industry in the United States with over $895 billion of loan and lease originations during 2002. We originate new and pre-owned automobile installment contracts, otherwise known as contracts, through our relationships with approximately 8,000 franchised and independent automobile dealers nationwide. We originated $4.6 billion of contracts during the nine months ended September 30, 2003 and owned a portfolio of $10.5 billion contracts at September 30, 2003.

      For the nine months ended September 30, 2003, approximately 32% of our contract originations were for the purchase of new automobiles and approximately 68% of our contract originations were for the purchase of pre-owned automobiles. Approximately 83% of our contract originations were what we refer to as prime contracts and approximately 17% of our contract originations were what we refer to as non-prime contracts. Our determination of whether a contract is categorized as prime, non-prime or other is based on a number of factors including the borrower’s credit history and our expectation of credit loss.

      We underwrite contracts through a credit approval process that is supported and controlled by a centralized, automated front-end system. This system incorporates proprietary credit scoring models and industry credit scoring models and tools, which enhance our credit analysts’ ability to tailor each contract’s pricing and structure to maximize risk-adjusted returns. We believe that as a result of our sophisticated credit and underwriting systems, we are able to earn attractive risk-adjusted returns on our contracts. For the trailing twelve months ended September 30, 2003, the average net interest spread on our automobile contract originations was 7.77% and the net interest spread on our managed automobile portfolio was 6.67% while net credit losses averaged 2.77% for the same period.

      We structure our business to minimize operating costs while providing high quality service to our dealers. Those aspects of our business that require a local market presence are performed on a decentralized basis in our 40 offices. All other operations are centralized. We fund our purchases of contracts on an interim basis, with deposits raised through our banking operations, which are insured by the Federal Deposit Insurance Corporation, also known as the FDIC, and other borrowings. For long-term financing, we issue automobile contract asset-backed securities. Since 1985, we have sold or securitized over $33 billion of contracts in 60 public offerings of asset-backed securities, making us the fourth largest issuer of such securities in the nation. We have employed a range of securitization structures and our most recent $1.7 billion issuance of asset-backed securities was structured as a surety-wrapped transaction with a weighted average interest rate of 2.66%.

Banking Operations

      The primary focus of our banking operations is to generate diverse, low-cost funds to provide the liquidity needed to fund our acquisition of contracts. The Bank has the ability to raise significant amounts of liquidity by attracting both short-term and long-term deposits from the general public, commercial enterprises and institutions by offering a variety of accounts and rates. These funds are generated through the Bank’s retail and commercial banking divisions. The Bank also may raise funds by obtaining advances from the Federal Home Loan Bank, also known as the FHLB, selling securities under agreements to repurchase and utilizing other borrowings. The Bank’s retail banking division serves the needs of individuals and small businesses by offering a broad range of products through 18 retail branches located throughout Southern California. The Bank’s commercial banking division focuses on medium-sized businesses in Southern California. At September 30, 2003, the total deposits gathered by both the retail and commercial banking divisions were $2.0 billion. Approximately 88% of these accounts were demand deposits, money market accounts and certificate of deposit accounts under $100,000 in principal, which we believe represent a stable and attractive source of funding.

      The Bank also invests deposits generated by its retail and commercial banking divisions in mortgage-backed securities. Our investment in mortgage-backed securities, together with the cash balances that we maintain, create a significant liquidity portfolio that provides us with additional funding security.

Our Business Strategy

      Our business objective is to maximize long-term profitability by efficiently purchasing and servicing prime and non-prime credit quality automobile contracts that generate strong and consistent risk-adjusted returns. We achieve this objective by employing our business strategy, which includes the following key elements:

•	produce consistent growth through our strong dealer relationships;

•	price automobile contracts to maximize risk-adjusted returns by using advanced technology and experienced underwriters;

•	create operating efficiencies through technology and best practices;

•	generate low cost liquidity through positive operating cash flows and diverse funding sources; and

•	record high quality earnings and maintain a conservative, well-capitalized balance sheet.

Recent Developments

      We priced our $1.4 billion WFS Financial 2003-4 Owner Trust transaction on November 4, 2003. This securitization transaction is structured as a senior/ subordinated transaction and will be accounted for as a secured financing, as have all of our securitization transactions since 2000. This transaction is scheduled to close on November 25, 2003, subject to customary terms and conditions for transactions of this type. This transaction involves the issuance of seven classes of contract backed notes with a weighted average interest rate of 2.68%.

Our Address

      Our principal executive office and mailing address is 23 Pasteur, Irvine, California 92618-3816, and our telephone number is (949) 727-1002. Our Web site address is http://www.westcorpinc.com. The information contained in our Web site does not constitute part of this prospectus.

The Offering

Issuer	Westcorp

Common stock offered	5,450,000 shares, including 172,500 shares to be purchased by affiliates of Mr. Rady.

Underwriters’ option to purchase additional shares	817,500 shares

Common stock outstanding after this offering(1)	50,852,592 shares

Use of proceeds	A portion of the net proceeds will be used to redeem our subordinated debentures due in 2007, after they become callable in August 2004. The balance of the proceeds will be used to purchase automobile contracts from WFS, contributed to or invested in the Bank or WFS or used for general corporate purposes.

New York Stock Exchange symbol	WES

(1)	The number of total shares outstanding after this offering excludes:

•	547,059 shares of common stock issuable upon exercise of outstanding vested options under our stock incentive plan, at a weighted average share price of $14.74 per share;

•	943,783 shares of common stock issuable upon exercise of outstanding nonvested options under our stock incentive plan, at a weighted average share price of $18.04 per share;

•	1,509,158 shares available for future issuance under our stock incentive plan; and

•	817,500 shares issuable under the underwriters’ option to purchase additional shares.

Summary Financial Data

      Our summary balance sheet and operating data for the years ended December 31, 2002, 2001 and 2000 have been derived from our audited consolidated financial statements. Certain amounts from the prior year consolidated financial statements have been reclassified to conform to the 2003 presentation. The balance sheet data at September 30, 2003 and 2002 and the operating data for the nine months ended September 30, 2003 and 2002 have been derived from our unaudited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all normal recurring adjustments necessary for the fair presentation of financial position and results of operations for those periods.

      The summary financial data set forth below should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included or incorporated by reference elsewhere herein including the impact of changing the structure of our securitizations from sale transactions to secured financings. The financial data is qualified in its entirety by the more detailed financial information contained elsewhere or incorporated by reference herein. Information regarding our compliance with applicable regulatory capital requirements is included in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources and Liquidity — Capital Requirements.”

	For the Nine Months Ended
	September 30,		For the Year Ended December 31,

	2003	2002	2002	2001	2000

	(Dollars in thousands, except per share amounts)
Consolidated Summary of Operations:
Interest income	$928,336	$841,210	$1,142,940	$962,627	$583,821
Interest expense	407,257	393,156	530,916	491,944	313,872

Net interest income	521,079	448,054	612,024	470,683	269,949
Provision for credit losses	221,071	209,043	306,233	196,977	82,133

Net interest income after provision for credit losses	300,008	239,011	305,791	273,706	187,816
Noninterest income	83,316	64,301	90,430	78,899	177,884
Noninterest expense	207,840	187,841	251,306	244,871	220,973

Income before income tax	175,484	115,471	144,915	107,734	144,727
Income tax	69,544	44,974	52,044	41,675	58,132

Income before minority interest	105,940	70,497	92,871	66,059	86,595
Minority interest in earnings of subsidiaries	21,453	10,263	13,153	10,369	11,852

Net income	$84,487	$60,234	$79,718	$55,690	$74,743

Weighted average number of shares and common share equivalents — diluted	41,680,576	38,751,631	38,922,611	34,485,127	29,525,677
Earnings per common share — diluted	$2.03	$1.55	$2.05	$1.61	$2.53
Dividends per common share	0.39	0.36	0.47	0.44	0.30
Dividend payout ratio	19.2%	23.2%	22.9%	27.3%	11.9%

	September 30, 2003		December 31,

	Actual	As Adjusted(1)	2002	2001	2000

	(Dollars in thousands)
Consolidated Summary of Financial Condition:
Assets:
Cash and cash equivalents	$182,963	$262,175	$84,215	$104,327	$128,763
Loans:
Consumer(2)	10,658,660	10,658,660	9,063,755	7,092,959	4,309,317
Mortgage(3)	246,532	246,532	282,930	373,455	507,431
Commercial	105,665	105,665	97,216	85,312	107,586
Mortgage-backed securities	2,664,156	2,664,156	2,649,657	2,092,225	2,230,448
Investments and time deposits	310,193	310,193	128,530	74,957	35,101
Other assets	368,697	368,697	445,688	427,380	653,270
Less: allowance for credit losses	298,278	298,278	269,352	178,218	104,006

Total assets	$14,238,588	$14,317,800	$12,482,639	$10,072,397	$7,867,910

Liabilities:
Deposits	$1,969,134	$1,969,134	$1,974,984	$2,329,326	$2,478,487
Notes payable on automobile secured financings	10,108,203	10,108,203	8,494,678	5,886,227	3,473,377
FHLB advances and other borrowings	638,682	638,682	618,766	723,675	616,193
Subordinated debt	394,494	294,494	400,561	147,714	189,962
Amounts held on behalf of trustee			177,642	280,496	494,858
Other liabilities	144,197	144,197	101,145	85,994	71,221

Total liabilities	13,254,710	13,154,710	11,767,776	9,453,432	7,324,098
Minority interest in equity of subsidiaries	124,525	124,525	101,666	78,261	56,644
Shareholders’ equity	859,353	1,038,565	613,197	540,704	487,168

Total liabilities and shareholders’ equity	$14,238,588	$14,317,800	$12,482,639	$10,072,397	$7,867,910

	At or For the
	Nine Months Ended
	September 30,		At or For the Year Ended December 31,

	2003	2002	2002	2001	2000

	(Dollars in thousands)
Operating Statistics — Automobile Only:
Automobile contract originations	$4,622,071	$4,204,718	$5,415,734	$4,863,279	$4,219,227
Percent of prime automobile contracts originated	82.9%	79.3%	80.3%	75.6%	68.8%
Automobile contracts managed at end of period	$10,475,948	$9,269,265	$9,389,974	$8,152,882	$6,818,182
Weighted average coupon on originated automobile contracts	10.1%	11.6%	11.4%	12.7%	14.0%
Operating expenses as a percentage of average managed automobile contracts	2.4%	2.5%	2.4%	2.7%	3.1%
Automobile contracts delinquent 60 days or greater	0.8%	1.0%	1.0%	1.1%	0.9%
Net chargeoffs as a percent of average managed automobile contracts	2.6%	2.6%	2.8%	2.3%	1.9%

	For the Nine Months Ended
	September 30,		For the Year Ended December 31,

	2003	2002	2002	2001	2000

	(Dollars in thousands)
Other Selected Financial Data:
Average automobile contracts managed	$9,885,681	$8,672,049	$8,845,635	$7,576,681	$6,076,814
Return on average automobile contracts managed(4)	1.14%	0.93%	0.90%	0.74%	1.23%
Average shareholders’ equity(5)	$791,998	$659,799	$654,109	$570,298	$450,323
Return on average shareholders’ equity(5)	14.22%	12.17%	12.19%	9.77%	16.60%
Book value per share(5)	$20.89	$17.84	$18.23	$16.80	$15.72
Originations:
Consumer loans(2)	$4,626,928	$4,207,743	$5,419,296	$4,869,970	$4,232,115
Mortgage loans(3)	21,326	23,535	23,950	23,001	33,124
Commercial loans	304,078	196,525	354,439	291,944	266,342

Total originations	$4,952,332	$4,427,803	$5,797,685	$5,184,915	$4,531,581

Interest rate spread(6)	4.94%	5.12%	5.29%	4.99%	4.37%

(1)	As adjusted to reflect the offering, including the anticipated redemption of our subordinated debentures due in 2007, after they become callable in August 2004, and assuming the underwriters will not exercise their option to purchase additional shares.

(2)	Net of unearned discounts.

(3)	Net of undisbursed loan proceeds.

(4)	Net income (annualized) divided by average automobile contracts managed.

(5)	Accumulated other comprehensive income (loss) excluded from shareholders’ equity.

(6)	Yield on interest earning assets less the cost of funds on interest bearing liabilities.

RISK FACTORS

      This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus and the information incorporated by reference before deciding to invest in our common stock. Our business, operating results and financial condition could be adversely affected by any of the following specific risks. The trading price of our common stock could decline due to any of these risks and other industry risks, and you could lose all or part of your investment. In addition to the risks described below, we may encounter risks that are not currently known to us or that we currently deem immaterial, which may also impair our business operations and your investment in our common stock.

Risks Related to the Offering

We have broad discretion in how we use the proceeds from this offering and may use them in ways with which you disagree.

      We intend to use a portion of the net proceeds to redeem our subordinated debentures due in 2007, after they become callable in August 2004. We intend to use the balance of the proceeds from this offering to purchase automobile contracts from WFS, to contribute to or invest in the Bank or WFS or for general corporate purposes. However, our management will have significant flexibility in applying the net proceeds of this offering. The failure of management to use such funds effectively could have a material adverse effect on our financial position, liquidity and results of operations by reducing or eliminating our net income from operations. See “Use of Proceeds.”

Risks Related to Factors Outside Our Control

Adverse economic conditions may impact our profitability.

      Delinquencies, defaults, repossessions and credit losses generally increase during periods of economic slowdown, recession or higher unemployment. These periods also may be accompanied by decreased consumer demand for automobiles and declining values of automobiles securing outstanding contracts, which weakens collateral coverage and increases the amount of loss in the event of default. Significant increases in the inventory of pre-owned automobiles during periods of economic recession also may depress the prices at which repossessed automobiles may be sold or delay the timing of these sales. Because a portion of our borrowers are considered non-prime borrowers, the actual rates of delinquencies, defaults, repossessions and credit losses on these contracts are higher than those experienced in the general automobile finance industry for borrowers considered to be prime borrowers and could be more dramatically affected by a general economic downturn. In addition, during an economic slowdown or recession, our servicing costs may increase without a corresponding increase in our servicing fee income. While we seek to manage the higher risk inherent in non-prime contracts through the underwriting criteria and collection methods we employ, we cannot assure you that these criteria or methods will afford adequate protection against these risks. Any sustained period of increased delinquencies, defaults, repossessions, credit losses or servicing costs could adversely affect our financial position, liquidity and results of operations and our ability to enter into future securitizations.

Interest rate fluctuations may impact our profitability.

      Our profitability may be directly affected by the level of and fluctuations in interest rates, which affects the gross interest rate spread we earn on our contracts. As interest rates change, our gross interest rate spread on new originations may increase or decrease depending upon the interest rate environment. In addition, the rates charged on the contracts originated or purchased from dealers are limited by statutory maximums, restricting our opportunity to pass on increased interest costs. We believe that our profitability and liquidity could be adversely affected during any period of changing interest rates, possibly to a material degree. We monitor the interest rate environment and employ our hedging strategies designed to mitigate the impact of changes in interest rates. We cannot assure you that our hedging strategies will mitigate the impact of changes in interest rates.

Prepayment of contracts may impact our profitability.

      Our contracts may be repaid by borrowers at any time at their option. Early repayment of contracts will limit the amount of earnings we would have otherwise received under those contracts.

Wholesale auction values may impact our profitability.

      We sell repossessed automobiles at wholesale auction markets located throughout the United States. Auction proceeds from the sale of repossessed vehicles and other recoveries usually do not cover the outstanding balance of the contracts, and the resulting deficiencies are charged off. Decreased auction proceeds resulting from the depressed prices at which pre-owned automobiles may be sold during periods of economic slowdown or recession will result in higher credit losses for us. Furthermore, depressed wholesale prices for pre-owned automobiles may result from significant liquidations of rental or fleet inventories and from increased volume of trade-ins due to promotional financing programs offered by new vehicle manufacturers. There can be no assurance that our recovery rates will stabilize or improve in the future.

Risks Related to Us

The ownership of our common stock is concentrated, which may result in conflicts of interest and actions that are not in the best interests of other stockholders of the Company.

      Ernest S. Rady is the founder, Chairman of the Board of Directors and Chief Executive Officer of Westcorp. Mr. Rady is also the Chairman of the Board of Directors and Chief Executive Officer of the Bank and the Chairman of the Board of Directors of WFS. Immediately after the completion of this offering, including the sale of shares to Mr. Rady’s affiliates, Mr. Rady will be the beneficial owner of approximately 55% of the outstanding shares of common stock of Westcorp and will be able to exercise significant control over our company. The Westcorp common stock ownership of Mr. Rady enables him to elect all of Westcorp’s directors and effectively control the vote on all matters submitted to a vote of Westcorp, including mergers, sales of all or substantially all of our assets, “going private” transactions, conversions and other corporate restructurings or reorganizations. Because of the significant block of Westcorp common stock controlled by Mr. Rady, decisions may be made that, while in the best interest of Mr. Rady, may not be in the best interest of other stockholders.

We are a holding company with no operations of our own.

      The results of our operations and our financial condition are dependent upon the business activities of our two principal consolidated subsidiaries, the Bank and WFS. In addition, our ability to fund our operations and pay dividends on our common stock is dependent upon the earnings from the businesses conducted by our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Any distribution of funds to us from our subsidiaries is subject to statutory, regulatory or contractual restrictions, subsidiaries’ earnings and various other business considerations.

      A significant portion of our cash flow comes from our second-tier subsidiary, WFS. WFS is an 84% owned subsidiary of the Bank. The Bank is subject to limitations upon its ability to pay dividends to us by the terms of the subordinated debentures it has issued and regulations of the Office of Thrift Supervision, also known as the OTS. WFS does not have any obligation to pay amounts to the Bank except pursuant to the senior unsecured intercompany promissory notes issued by WFS to the Bank by which the Bank funds WFS’ operations. In addition, the ability of WFS to repay its obligations to the Bank may be impaired by deficiencies in WFS’ automobile finance operations. Furthermore, any amounts owed to creditors of WFS that may have priority over any obligations WFS has to the Bank under the senior promissory notes may impair the Bank’s ability to have funds available for dividend to us.

We have substantial debt that could limit our ability to declare and pay dividends and reduce the effectiveness of our operations.

      Through our subsidiaries, we have substantial debt and debt service requirements. As of September 30, 2003, our total debt, as a percentage of total capitalization, was 94%. This substantial level of debt may have important consequences, including:

•	limiting our ability to borrow additional amounts for origination of automobile contracts, capital expenditures and debt service requirements;

•	limiting our ability to use operating cash flows in other areas of our business;

•	increasing our vulnerability to general adverse economic conditions; and

•	limiting our ability to capitalize on business opportunities and to react to competitive pressures.

      We cannot assure you that we will generate sufficient cash flows from operations, or that we will be able to obtain sufficient funding for our operations or to declare and pay dividends on our common stock. In addition, any future indebtedness would further increase our debt leverage and the associated risks.

The availability of our financing sources may depend on factors outside of our control.

      We depend on a significant amount of financing to operate our business. Our business strategy utilizes diverse funding sources to fund our operations. These sources include raising both short-term and long-term deposits from the general public, commercial enterprises and institutions by offering a variety of accounts and rates through our retail and commercial banking operations. In addition, we raise funds through the collection of principal and interest from loans, automobile asset-backed securities, commercial paper, advances from the FHLB, repurchase agreements, subordinated debentures and equity offerings. The sources used vary depending on such factors as rates paid, maturities and the impact on capital.

      The availability of these financing sources may depend on factors outside of our control, including regulatory issues such as the capital requirements of the Bank, debt ratings, competition, the market for automobile asset-backed securities and our ability to receive financing from other financial institutions. If we are unable to raise the funds we require at reasonable rates, we will either have to curtail our loan origination activities or incur the effects of increased costs of operation. Reducing our loan origination activities may adversely affect our ability to remain a preferred source of financing for the dealers from whom we purchase automobile contracts. An increase in our costs of operations will have an adverse effect on our financial position, liquidity and results of operations by increasing our interest expense and reducing our net interest income.

We may not be able to generate sufficient operating cash flows to run our automobile finance operations.

      Our automobile finance operations require substantial operating cash flows. Operating cash requirements include premiums paid to dealers for acquisition of automobile contracts, expenses incurred in connection with the securitization of automobile contracts, capital expenditures for new technologies and ongoing operating costs. Our primary source of operating cash comes from the excess cash flows received from securitizations and contracts held on the balance sheet. The timing and amount of excess cash flows from contracts varies based on a number of factors, including:

•	the rates and amounts of loan delinquencies, defaults and net credit losses;

•	how quickly and at what price repossessed vehicles can be resold;

•	the ages of the contracts in the portfolio;

•	levels of voluntary prepayments; and

•	the terms of our securitizations, which include performance based triggers requiring higher levels of credit enhancements to the extent credit losses or delinquencies exceed certain thresholds. We have exceeded performance thresholds in the past and may do so again in the future.

      Any adverse change in these factors could reduce or eliminate excess cash flows to us. Although we currently have positive operating cash flows, we cannot assure you that we will continue to generate positive cash flows in the future, which could have a material adverse effect on our financial position, liquidity and results of operations.

Changes in our securitization program could adversely affect our liquidity and earnings.

      Our business depends on our ability to aggregate and sell automobile contracts in the form of asset-backed securities. These sales generate cash proceeds that allow us to repay amounts borrowed and to purchase additional automobile contracts. Changes in our asset-backed securities program could materially adversely affect our earnings or ability to purchase and resell automobile contracts on a timely basis. Such changes could include:

•	delay in the completion of a planned securitization;

•	negative market perception of us; or

•	failure of the automobile contracts we intend to sell to conform to insurance company and rating agency requirements.

      If we are unable to effectively securitize our automobile contracts, we may have to reduce or even curtail our automobile contract purchasing activities, which would have a material adverse effect on our financial position, liquidity and results of operations.

We utilize credit enhancements to maintain favorable interest rates and cash requirements for our automobile asset-backed securitizations.

      To date, all but three of our outstanding securitizations have used credit enhancement in the form of financial guaranty insurance policies issued by Financial Security Assurance Inc., also known as FSA, with the others using a senior/subordinated structure to credit enhance the securitization. An inability to credit enhance our securitizations using either approach could have a material adverse effect on our financial position, liquidity and results of operations by increasing the total costs of our securitization activities and thereby reducing our net income or resulting in our failure to meet regulatory limitations.

If we lose access to the cash produced by securitized automobile contracts, we may not be able to obtain comparable financing.

      We have access to the cash flows of the automobile contracts sold in each outstanding securitization credit enhanced by FSA (including the cash held in “spread accounts” associated with each securitization) through a series of agreements into which the Bank, WFS, WFS Financial Auto Loans 2, Inc., a special purpose subsidiary of WFS also known as WFAL2, and other parties have entered. We are permitted to use that cash as we determine, including in the ordinary business activities of originating automobile contracts.

      In each securitization credit enhanced by FSA, the governing agreements require that all cash flows of the relevant trust and the associated spread account be invested in an eligible investment. In connection with each securitization, the relevant trust has entered into a reinvestment contract, also known as a trust reinvestment contract, which is or qualifies as an eligible investment.

      A limited portion of the funds invested in trust reinvestment contracts may be used by WFAL2 and the balance may be used by the Bank. The Bank makes its portion of the invested funds available to WFS through another reinvestment contract, also known as the WFS reinvestment contract. Under the WFS reinvestment contract, WFS receives access to all cash available to the Bank under each trust reinvestment contract. WFS is obligated to repay the Bank as needed by the Bank to meet its obligations under the individual trust reinvestment contracts. The portion of the cash available to WFAL2 under the individual trust reinvestment contracts is used to purchase automobile contracts from WFS according to the terms of sale and servicing agreements entered into with WFS. If the trust reinvestment contracts were no longer deemed an eligible investment, which determination would be made by the rating agencies or FSA, the Bank and WFAL2 would no longer have the ability to use this cash in the ordinary course of business and would need to obtain alternative financing, which may only be available on less attractive terms. If the Bank and WFAL2 were unable to obtain alternative financing, WFS may have to curtail its automobile contract purchasing activities, which would have a material adverse effect on our financial position, liquidity and results of operations.

A loss of contractual servicing rights could have a material effect on our business.

      As servicer of all our securitized automobile contracts, WFS is entitled to receive contractual servicing fees. Contractual servicing fees are earned at a rate of 1.25% per annum on the outstanding balance of automobile contracts securitized. FSA, as insurer with respect to those currently outstanding securitizations as to which it has provided credit enhancement, can terminate WFS’ right to act as servicer for those transactions upon the occurrence of events defined in the sale and servicing agreements for securitized automobile contracts, such as our bankruptcy or material breach of warranties or covenants contained in the sale and servicing agreement. Any loss of such servicing rights could have a material adverse effect on our financial position, liquidity and results of operations by reducing our net income upon the elimination of that contractual servicing income.

We expect our operating results to continue to fluctuate, which may adversely impact our business.

      Our results of operations have fluctuated in the past and are expected to fluctuate in the future. Factors that could affect our quarterly earnings include:

•	variations in the volume of automobile contracts originated, which historically tend to be lower in the first and fourth quarters of the year;

•	interest rate spreads;

•	the effectiveness of our hedging strategies;

•	credit losses, which historically tend to be higher in the first and fourth quarters of the year; and

•	operating costs.

Competition in the industry may adversely impact our ability to maintain our business at the current level of operations.

      The automobile finance business is highly competitive. We compete with captive automobile finance companies owned by major automobile manufacturers, banks, credit unions, savings associations and independent consumer finance companies. Many of these competitors have greater financial and marketing resources than we have. Additionally, from time to time the captive finance companies provide financing on terms significantly more favorable to automobile purchasers than we can offer. For example, captive finance companies can offer special low or no interest loan programs as incentives to purchasers of selected models of automobiles manufactured by their respective parent manufacturers.

      Many of our competitors also have longstanding relationships with automobile dealers and may offer dealers or their customers other forms of financing, including dealer floor plan financing and leasing, which we currently do not provide. Providers of automobile financing have traditionally competed on the basis of interest rates charged, the quality of credit accepted, the flexibility of loan terms offered and the quality of service provided to dealers and customers. In seeking to establish WFS as one of the principal financing sources of the dealers we serve, we compete predominately on the basis of our high level of dealer service and strong dealer relationships and by offering flexible contract terms to automobile purchasers.

      Competition in the retail banking business comes primarily from commercial banks, credit unions, savings and loan associations, mutual funds and issuers of securities. Many of the nation’s largest savings and loan associations and other depository institutions have locations in Southern California. We compete for deposits primarily on the basis of interest rates paid and the quality of service provided to our customers.

Our business is subject to litigation.

      We are subject to various putative class actions alleging claims under the Equal Credit Opportunity Act or similar state laws, including under the California Business and Professions Code and the California Unruh Civil Rights Act. Although we are vigorously defending these actions, we cannot assure you that the outcome of these proceedings will not have a material adverse effect upon our financial condition, results of operations and cash flows. See “Business — Legal Proceedings.”

Risks Related to Regulatory Factors

Regulatory requirements may restrict our ability to do business.

      The Bank is subject to inspection and regulation by the OTS pursuant to the Home Owners Loan Act, as amended, also known as HOLA. The OTS is the primary federal banking agency responsible for its supervision and regulation. HOLA limits the amount of our consumer loans, commercial loans and investment in service corporations. The Bank is precluded from holding consumer loans, including automobile contracts, on its consolidated balance sheet, in an aggregate principal balance in excess of 30% of its total consolidated assets. The limitation is increased to 35% of consolidated assets if all of the consumer loans in excess of the 30% limit are obtained by the Bank and its operating subsidiaries directly from consumers. The Bank is precluded from holding commercial loans, including loans to our service corporations, on its consolidated balance sheet, in an aggregate principal balance in excess of 10% of its total consolidated assets. Commercial loans secured by real estate and small business loans with $2.0 million or less in outstanding principal are not included in the calculation of the percentage of commercial loans. Interests in consumer loans held by the Bank’s service corporations are not included in the limits on such assets described above. The Bank is precluded from investing more than 2% of its consolidated assets in service corporations, although it may invest an additional 1% in service corporations devoted to community service activities as specified in the regulations. Retained earnings or losses from the operations of our service corporations are not included in the calculation of our investment in service corporations. In addition, other regulatory actions taken by the OTS could have a negative impact on the price of our common stock.

      Our securitization activities are structured to enable the Bank to remove securitized automobile contracts from the HOLA consumer loan limitation calculation. Changes in the OTS’s interpretation of HOLA as it affects our securitization activities could cause us to change the manner in which we securitize automobile contracts or to limit our acquisition of such contracts, thereby negatively impacting the price of our common stock. Furthermore, if we are unable to continue to securitize the automobile contracts we purchase, this regulatory limitation may force us to limit our acquisition of new automobile contracts, thereby adversely affecting our ability to remain a preferred source of financing for the dealers from whom we purchase automobile contracts, or cause us to fail the regulatory limitations. Any such limitations may also have a material adverse effect on our financial position, liquidity and results of operations.

      The OTS has the power to enforce HOLA and its regulations by a variety of actions ranging from a memorandum of understanding to cease and desist proceedings under the Federal Deposit Insurance Act. As such, the OTS has broad powers to, among other things, require us to change our business practices, hold additional capital and change management. Such action could have a material adverse impact on our business and may impact our securities prices, including our common stock, and access to the capital markets.

OTS guidance regarding subprime lending may affect the Bank’s capital requirements.

      The OTS, along with other federal banking regulatory agencies, has adopted guidance pertaining to subprime lending programs. Pursuant to the guidance, lending programs which provide credit to borrowers whose credit histories reflect specified negative characteristics, such as recent bankruptcies or payment delinquencies, are deemed to be subprime lending programs for regulatory purposes. Many of the contracts that we originate possess one or more of the factors identified in the guidance as indicative of a subprime loan for this purpose. Pursuant to the guidance, examiners may require that an institution with a lending program deemed to be subprime hold additional capital that ranges from one and one-half to three times the normal capital required for similar loans made to borrowers who are not deemed to be subprime borrowers.

      Because many of the automobile contracts we originate possess one or more of the factors identified in the guidance as indicative of a subprime loan, we maintain our capital levels higher than would otherwise be required by regulations. Maintaining higher capital levels may slow our growth, require us to raise additional capital or sell assets, all of which could negatively impact our earnings. We cannot predict to what extent the Bank may be required to hold additional capital with respect to those automobile contracts we hold as to which the borrowers are deemed by the OTS to be subprime borrowers.

Other regulatory requirements may affect our ability to do business.

      Our operations are subject to regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations.

      In most states in which we operate, a consumer credit regulatory agency regulates and enforces laws relating to consumer lenders and sales finance agencies such as WFS. These rules and regulations generally provide for licensing of sales finance agencies, limitations on the amount, duration and charges, including interest rates, for various categories of loans, requirements as to the form and content of finance contracts and other documentation, and restrictions on collection practices and creditors’ rights. So long as WFS is an operating subsidiary of the Bank, licensing and certain other of these requirements are not applicable to WFS due to federal preemption.

      We are also subject to extensive federal regulation, including the Truth in Lending Act, the Equal Credit Opportunity Act and the Fair Credit Reporting Act. These laws require us to provide certain disclosures to prospective borrowers and protect against discriminatory lending practices and unfair credit practices. The principal disclosures required under the Truth in Lending Act include the terms of repayment, the total finance charge and the annual percentage rate charged on each loan. The Equal Credit Opportunity Act prohibits creditors from discriminating against loan applicants on the basis of race, color, sex, age or marital status. Pursuant to Regulation B promulgated under the Equal Credit Opportunity Act, creditors are required to make certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved of the reasons for the rejection. In addition, the credit scoring system we use must comply with the requirements for such a system as set forth in the Equal Credit Opportunity Act and Regulation B. The Fair Credit Reporting Act requires us to provide certain information to consumers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency. Additionally, we are subject to the Gramm-Leach-Bliley Act, which requires us to maintain privacy with respect to certain consumer data in our possession and to periodically communicate with consumers on privacy matters. We are also subject to the Soldiers’ and Sailors’ Civil Relief Act, and similar state laws, which requires us to reduce the interest rate charged on each loan to customers who have subsequently joined the military.

      The dealers that originate automobile contracts we purchase also must comply with both state and federal credit and trade practice statutes and regulations. Failure of the dealers to comply with these statutes and regulations could result in consumers having rights of rescission and other remedies that could have an adverse effect on us.

      We believe that we maintain all material licenses and permits required for our current operations and are in substantial compliance with all applicable local, state and federal regulations. There can be no assurance, however, that we will be able to maintain all requisite licenses and permits, and the failure to satisfy those and other regulatory requirements could have a material adverse effect on our operations.

Further, the adoption of additional, or the revision of existing, rules and regulations could have a material adverse effect on our business.

      We are subject to routine periodic examinations by the OTS on a variety of financial and regulatory matters. The Bank’s most recent annual safety and soundness examination by the OTS was completed in July 2003.

USE OF PROCEEDS

      We expect to receive approximately $179 million in net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, from the sale of shares of our common stock in this offering. If the underwriters exercise in full their option to purchase an additional 817,500 shares of our common stock, we expect our additional net proceeds to be approximately $26.9 million. A portion of the net proceeds will be used to redeem our subordinated debentures due in 2007, after they become callable in August 2004. The balance of the proceeds from this offering will be used to purchase automobile contracts from WFS, contributed to or invested in the Bank or WFS or used for general corporate purposes.

PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

      The common stock of our company has been publicly traded since August 8, 1986 and has been listed on the NYSE under the symbol WES since 1993. The following table sets forth the high and low sale prices by quarter in 2003, 2002 and 2001, as traded on the NYSE, and the dividends declared on the common stock during those quarters.

	Westcorp Common Stock

			Cash
			Dividends
	High	Low	Declared

Calendar 2001
First Quarter	$18.66	$14.68	$0.11
Second Quarter	23.70	16.45	0.11
Third Quarter	23.41	16.00	0.11
Fourth Quarter	19.45	16.05	0.11
Calendar 2002
First Quarter	22.55	15.70	0.12
Second Quarter	31.95	22.50	0.12
Third Quarter	31.41	18.10	0.12
Fourth Quarter	21.63	16.92	0.12
Calendar 2003
First Quarter	23.25	18.30	0.13
Second Quarter	29.80	18.60	0.13
Third Quarter	36.86	27.30	0.13
Fourth Quarter (through November 18, 2003)	39.25	34.13

      The closing price of our common stock on the NYSE on November 18, 2003 was $34.39 per share. There were approximately 5,054 stockholders of our common stock at October 24, 2003. The number of stockholders was determined by the number of record holders, including the number of individual participants, in security position listings.

      There are no contractual restrictions on the payment of dividends by Westcorp. However, the Bank is restricted by its outstanding subordinated debentures and by regulations of the OTS as to the amount of funds that can be transferred to us in the form of dividends. On September 30, 2003, under the most restrictive of these terms, the maximum dividend that the Bank could have paid was $192 million.

      Any future determination as to the payment of dividends on our common stock will be restricted by these limitations, will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by the board of directors, including the General Corporation Law of the State of California, which provides that dividends are only payable out of surplus or current net profits.

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2003 on an actual basis and on an as adjusted basis to reflect the sale of the 5,450,000 shares of common stock offered hereby and application of the net proceeds therefrom as described under “Use of Proceeds.”

	September 30, 2003

	Actual	As Adjusted

	(Dollars in thousands)
Cash and cash equivalents	$182,963	$262,175

Deposits	$1,969,134	$1,969,134
Notes payable(1)	10,746,885	10,746,885

Total deposits and notes payable	12,716,019	12,716,019
Subordinated debentures	394,494	294,494

Total debt	13,110,513	13,010,513
Shareholders’ equity:
Common stock, par value $1.00 per share; authorized 65,000,000 shares; issued and outstanding 45,402,592 shares, actual; issued and outstanding 50,852,592 shares, as adjusted	45,403	50,853
Paid-in capital	508,775	682,537
Retained earnings	394,315	394,315
Accumulated other comprehensive loss, net of tax	(89,140)	(89,140)

Total shareholders’ equity	859,353	1,038,565

Total capitalization	$13,969,866	$14,049,078

(1)	Includes secured financings of automobile contracts, FHLB advances and other borrowings.

SELECTED FINANCIAL DATA

      Our selected balance sheet and operating data for the years ended December 31, 2002, 2001 and 2000 have been derived from our audited consolidated financial statements. Certain amounts from the prior year consolidated financial statements have been reclassified to conform to the 2003 presentation. The selected balance sheet data at September 30, 2003 and 2002 and the operating data for the nine months ended September 30, 2003 and 2002 have been derived from our unaudited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all normal recurring adjustments necessary for the fair presentation of financial position and results of operations for those periods.

      The selected financial data set forth below should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included or incorporated by reference elsewhere herein including the impact of changing the structure of our securitizations from sale transactions to secured financings. The financial data is qualified in its entirety by the more detailed financial information contained elsewhere or incorporated by reference herein. Information regarding our compliance with applicable regulatory capital requirements is included in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources and Liquidity — Capital Requirements.”

	For the
	Nine Months Ended
	September 30,		For the Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Dollars in thousands, except per share amounts)
Consolidated Summary of Operations:
Interest income	$928,336	$841,210	$1,142,940	$962,627	$583,821	$297,616	$272,166
Interest expense	407,257	393,156	530,916	491,944	313,872	152,788	161,713

Net interest income	521,079	448,054	612,024	470,683	269,949	144,828	110,453
Provision for credit losses	221,071	209,043	306,233	196,977	82,133	38,400	18,960

Net interest income after provision for credit losses	300,008	239,011	305,791	273,706	187,816	106,428	91,493
Noninterest income	83,316	64,301	90,430	78,899	177,884	212,138	128,654
Noninterest expense(1)	207,840	187,841	251,306	244,871	220,973	217,958	248,390

Income (loss) before income tax (benefit)	175,484	115,471	144,915	107,734	144,727	100,608	(28,243)
Income tax (benefit)	69,544	44,974	52,044	41,675	58,132	41,460	(11,330)

Income (loss) before minority interest	105,940	70,497	92,871	66,059	86,595	59,148	(16,913)
Minority interest in earnings (loss) of subsidiaries	21,453	10,263	13,153	10,369	11,852	6,522	(2,216)

Net income (loss)	$84,487	$60,234	$79,718	$55,690	$74,743	$52,626	$(14,697)

Weighted average number of shares and common share equivalents — diluted	41,680,576	38,751,631	38,922,611	34,485,127	29,525,677	26,505,128	26,305,117
Earnings per common share — diluted	$2.03	$1.55	$2.05	$1.61	$2.53	$1.99	$(0.56)
Dividends per common share	0.39	0.36	0.47	0.44	0.30	0.20	0.25
Dividend payout ratio	19.2%	23.2%	22.9%	27.3%	11.9%	10.1%	N/A

	September 30,		December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Dollars in thousands)
Consolidated Summary of Financial Condition:
Assets:
Cash and cash equivalents	$182,963	$236,053	$84,215	$104,327	$128,763	$171,365	$137,754
Loans:
Consumer(2)	10,658,660	8,791,405	9,063,755	7,092,959	4,309,317	1,516,669	933,010
Mortgage(3)	246,532	305,934	282,930	373,455	507,431	598,302	1,006,933
Commercial	105,665	78,520	97,216	85,312	107,586	66,927	52,940
Mortgage-backed securities	2,664,156	2,489,300	2,649,657	2,092,225	2,230,448	1,431,376	980,044
Investments and time deposits	310,193	94,251	128,530	74,957	35,101	33,423	108,038
Other assets	368,697	429,480	445,688	427,380	653,270	744,929	651,761
Less: allowance for credit losses	298,278	244,229	269,352	178,218	104,006	64,217	37,660

Total assets	$14,238,588	$12,180,714	$12,482,639	$10,072,397	$7,867,910	$4,498,774	$3,832,820

Liabilities:
Deposits	$1,969,134	$1,871,791	$1,974,984	$2,329,326	$2,478,487	$2,212,309	$2,178,735
Notes payable on automobile secured financing	10,108,203	8,015,546	8,494,678	5,886,227	3,473,377	461,104
FHLB advances and other borrowings	638,682	777,861	618,766	723,675	616,193	498,901	440,924
Subordinated debt	394,494	428,899	400,561	147,714	189,962	199,298	239,856
Amounts held on behalf of trustee		213,283	177,642	280,496	494,858	687,274	528,092
Other liabilities	144,197	188,411	101,145	85,994	71,221	59,140	94,311

Total liabilities	13,254,710	11,495,791	11,767,776	9,453,432	7,324,098	4,118,026	3,481,918
Minority interest in equity of subsidiaries	124,525	98,214	101,666	78,261	56,644	28,030	21,857
Shareholders’ equity	859,353	586,709	613,197	540,704	487,168	352,718	329,045

Total liabilities and shareholders’ equity	$14,238,588	$12,180,714	$12,482,639	$10,072,397	$7,867,910	$4,498,774	$3,832,820

	At or For the
	Nine Months Ended
	September 30,		At or For the Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Dollars in thousands)
Operating Statistics — Automobile Only:
Automobile contract originations	$4,622,071	$4,204,718	$5,415,734	$4,863,279	$4,219,227	$3,340,146	$2,670,696
Percent of prime automobile contracts originated	82.9%	79.3%	80.3%	75.6%	68.8%	69.3%	67.7%
Automobile contracts managed at end of period	$10,475,948	$9,269,265	$9,389,974	$8,152,882	$6,818,182	$5,354,385	$4,367,099
Weighted average coupon on originated automobile contracts	10.1%	11.6%	11.4%	12.7%	14.0%	13.6%	13.4%
Operating expenses as a percentage of average managed automobile contracts	2.4	2.5	2.4	2.7	3.1	3.6	4.5
Automobile contracts delinquent 60 days or greater	0.8	1.0	1.0	1.1	0.9	0.8	1.1
Net chargeoffs as a percent of the average managed automobile contracts	2.6	2.6	2.8	2.3	1.9	2.1	3.4

	At or For the
	Nine Months Ended
	September 30,		At or For the Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Dollars in thousands)
Other Selected Financial Data:
Average automobile contracts managed	$9,885,681	$8,672,049	$8,845,635	$7,576,681	$6,076,814	$4,840,363	$4,006,185
Return on average automobile contracts managed(4)	1.14%	0.93%	0.90%	0.74%	1.23%	1.09%	(0.37)%
Average shareholders’ equity(5)	$791,998	$659,799	$654,109	$570,298	$450,323	$351,162	$327,687
Return on average shareholders’ equity(5)	14.22%	12.17%	12.19%	9.77%	16.60%	14.99%	(4.49)%
Book value per share(5)	$20.89	$17.84	$18.23	$16.80	$15.72	$14.06	$12.29
Originations:
Consumer loans(2)	$4,626,928	$4,207,743	$5,419,296	$4,869,970	$4,232,115	$3,355,732	$2,680,341
Mortgage loans(3)	21,326	23,535	23,950	23,001	33,124	276,936	2,754,398
Commercial loans	304,078	196,525	354,439	291,944	266,342	237,316	124,259

Total originations	$4,952,332	$4,427,803	$5,797,685	$5,184,915	$4,531,581	$3,869,984	$5,558,998

Interest rate spread(6)	4.94%	5.12%	5.29%	4.99%	4.37%	3.59%	2.83%

(1)	Information for 1998 includes a one-time restructuring charge of $18.0 million, including $1.8 million for employee severance, $13.2 million for lease termination fees and the write-off of disposed assets, and $3.0 million relating to our decision to exit the mortgage banking business.

(2)	Net of unearned discounts.

(3)	Net of undisbursed loan proceeds.

(4)	Net income (annualized) divided by average automobile contracts managed.

(5)	Accumulated other comprehensive income (loss) excluded from shareholders’ equity.

(6)	Yield on interest earning assets less the cost of funds on interest bearing liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and notes thereto and other information included or incorporated by reference herein.

Overview

      Our primary sources of revenue are net interest income and noninterest income. Net interest income is the difference between the income earned on interest earning assets and the interest paid on interest bearing liabilities. We generate interest income from our loan portfolio, which consists of consumer, mortgage and commercial loans, from investments in mortgage-backed securities and from other short-term investments. We fund our loan portfolio and investments with deposits, advances from the FHLB, securities sold under agreements to repurchase, securitizations, other borrowings and equity.

      Noninterest income is primarily made up of revenues generated from the sale and servicing of contracts and real estate loans. The primary components of noninterest income include late charges and other collection related fee income on managed contracts, retained interest income or expense, gain on sale of contracts and real estate loans, and contractual servicing income on contracts in securitization transactions treated as sales for accounting purposes. Since March 2000, we have structured our securitizations as secured financings and no longer record non-cash gain on sale at the time of each securitization or record subsequent contractual servicing and retained interest income, the valuation of which is based upon subjective assumptions. Rather, the earnings of the contracts in the trust and the related financing costs are reflected over the life of the underlying pool of contracts as net interest income. In addition, our provision for credit losses has increased as we hold securitized loans on our balance sheet.

      Our decision to account for our securitizations as secured financings rather than as sales was based upon a business philosophy that focuses on presenting high quality, cash-based earnings and maintaining a conservative, well-capitalized balance sheet. We believe that a presentation in which assets and liabilities remain on the balance sheet for securitization transactions treated as secured financings provides a better understanding of our business and the inherent risks associated with our securitizations. Since March 2000, in order to account for some of our securitizations as secured financings rather than as sales, those securitizations include a provision that provides us with the right to repurchase contracts at any time. The percentage of contracts that we may repurchase was increased from 10% to 20% as of March 2000. Other securitization transactions since March 2000 allow the trust to invest in and sell other financial assets. We believe that our decision to make these accounting changes created a transitional period during which our earnings have been adversely impacted as we built our on balance sheet portfolio of loans. This change affected the comparability of our financial statements from 2000 through the third quarter of 2003.

      Effective January 1, 2003, we regained control over assets of the trusts for all of our pre-March 2000 outstanding securitization transactions previously treated as sales for accounting purposes. We regained control of these assets when each trust was given the ability to invest in financial assets not related to the securitization of contracts. In accordance with paragraph 55 of Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, also known as SFAS No. 140, and Emerging Issues Task Force 02-9, Accounting for Changes that Result in a Transferor Regaining Control of Financial Assets Sold, we recorded $525 million of automobile contracts and the related notes payable on automobile secured financings on our Consolidated Statements of Financial Condition and have eliminated all remaining amounts due from trusts and amounts held on behalf of trustee. We no longer recognize retained interest income or expense or contractual servicing income on our Consolidated Statements of Income. Rather, we recognize interest income on automobile contracts held in these trusts and record interest expense on notes payable on automobile secured financings. These loans were considered in the overall evaluation of the adequacy of our allowance for credit losses. See “— Financial Condition — Asset Quality.”

      During the first quarter of 2003, delinquent accounts greater than 120 days past due that were subject to Chapter 13 bankruptcy proceedings were reclassified to contracts receivable and the related reserves were reclassified to the allowance for credit losses on the Consolidated Statements of Financial Condition. Previously, such amounts were reported as nonperforming assets and were included in other assets on the Statement of Financial Condition. The prior year amounts have been reclassified accordingly. These contracts were considered in the overall evaluation of the adequacy of our allowance for credit losses.

Critical Accounting Policies

      Management believes critical accounting policies are important to the portrayal of our financial condition and results of operations. Critical accounting policies require difficult and complex judgments, because they rely on estimates about the effect of matters that are inherently uncertain due to the impact of changing market conditions. The following is a summary of accounting policies we consider critical.

Securitization Transactions

      Contracts sold by us to our special purpose entity subsidiaries in connection with a securitization transaction are treated as having been sold for bankruptcy purposes and upon transfer to the securitization trust as secured financings under Generally Accepted Accounting Principles, also known as GAAP. For GAAP purposes, the contracts are retained on the balance sheet with the securities issued to finance the contracts recorded as notes payable on automobile secured financing. We record interest income on the securitized contracts and interest expense on the notes issued through the securitization transactions.

      As servicer of these contracts, we may hold and remit funds collected from the borrowers on behalf of the trustee pursuant to reinvestment contracts that we have entered into or we may send funds to a trustee to be held until the distribution dates, depending on the terms of our securitizations. For securitization transactions that were treated as sales, these amounts were reported as amounts held on behalf of trustee on our Consolidated Statements of Financial Condition.

Allowance for Credit Losses

      Management determines the amount of the allowance for credit losses based on a review of various quantitative and qualitative analyses. Quantitative analyses include the review of chargeoff trends by loan program and loan type, analysis of cumulative losses and evaluation of credit loss experience by credit tier and geographic location. Other quantitative analyses include the evaluation of the size of any particular asset group, the concentration of any credit tier, the level of nonperformance and the percentage of delinquency.

      Qualitative analyses include trends in chargeoffs over various time periods and at various statistical midpoints and high points, the severity of depreciated values of repossessions or foreclosures, trends in the number of days repossessions are held in inventory, trends in the number of loan modifications, trends in delinquency roll rates, trends in deficiency balance collections both internally and from collection agencies, trends in custom scores and the effectiveness of our custom scores and trends in the economy generally or in specific geographic locations. Despite these analyses, we recognize that establishing allowance for credit losses is not an exact science and can be highly judgmental in nature.

      The analysis of the adequacy of the allowance for credit losses is not only dependent upon effective quantitative and qualitative analyses, but also effective loan review and asset classification. We classify our assets in accordance with regulatory guidance. Our multifamily and commercial loan portfolios are evaluated individually while our single family and consumer portfolios are evaluated in pools. We classify our loan portfolios into five categories: Pass, Special Mention, Substandard, Doubtful and Loss. Based upon our asset classifications, we establish general and specific valuation allowances.

      General valuation allowances are determined by applying various factors to loan balances that are classified as Pass, Special Mention, Substandard or Doubtful. Specific valuation allowances represent loan amounts that are classified as Loss. Some assets may be split into more than one asset classification due to fair value or net realizable value calculations. This approach allows for enhanced analysis as it highlights the need for more allowance than would be generally allocated if held in one classification.

      All contracts that are 60 to 90 days delinquent are automatically classified as Special Mention. Real estate loans that are manifesting a weakness in performance are classified as Special Mention. Any contract that is 90 or more days delinquent is automatically classified as Substandard. Real estate loans that are manifesting a significant weakness in performance are also classified as Substandard. Any multifamily loan that is impaired is classified as Substandard. Any contract where the borrower has filed for bankruptcy or where the vehicle has been repossessed by us and is subject to a redemption period is classified as Substandard, with the difference between the wholesale book value and loan balance classified as Loss.

      The allowance for credit losses is increased by charging the provision for credit losses and decreased by actual losses on the loans or by reversing the allowance for credit losses through the provision for credit losses when the amount of loans held on balance sheet is reduced through securitization transactions treated as sales.

Derivatives and Hedging Activities

Deposits and Securities Sold Under Agreements to Repurchase

      We may enter into cash flow hedges that will protect against potential changes in interest rates affecting interest payments on future deposits gathered by us and future securities sold under agreements to repurchase. The fair value of the interest rate swap agreements is included in deposits and securities sold under agreements to repurchase, respectively, and any change in the fair value is reported as accumulated other comprehensive income (loss), net of tax, on our Consolidated Statements of Financial Condition. Related interest income or expense is settled on a quarterly basis and is recorded in accumulated other comprehensive income (loss) and reclassified into earnings in the period during which cash flows on the hedged items affect income.

Notes Payable on Automobile Secured Financing

      The contracts originated and held by us are fixed rate and, accordingly, we have exposure to changes in interest rates. To protect against potential changes in interest rates affecting interest payments on future securitization transactions, we may enter into various hedge agreements prior to closing the transaction. The market value of these hedge agreements is designed to respond inversely to changes in interest rates. Because of this inverse relationship, we can effectively lock in a gross interest rate spread at the time of entering into the hedge transaction. Gains and losses on these agreements are recorded in accumulated other comprehensive income (loss), net of tax, on our Consolidated Statements of Financial Condition. Any ineffective portion is recognized in interest expense during that period if the hedge is greater than 100% effective. Upon completion of the securitization transaction, the gains or losses are recognized in full as an adjustment to the gain or loss on the sale of the contracts if the securitization transaction is treated as a sale or amortized on a level yield basis over the duration of the notes issued if the transaction is treated as a secured financing.

      If we issue certain variable rate notes payable in connection with our securitization activities, we also may enter into interest rate swap agreements in order to hedge our variable interest rate exposure on future interest payments. The fair value of the interest rate swap agreements is included in notes payable on automobile secured financing, and any change in the fair value is reported as accumulated other comprehensive income (loss), net of tax, on our Consolidated Statements of Financial Condition. Any ineffective portion is recorded in interest expense during that period if the hedge is greater than 100% effective. Related interest income or expense is settled on a quarterly basis and recognized as an adjustment to interest expense in our Consolidated Statements of Income.

      We also enter into interest rate swap agreements or other derivatives that we choose not to designate as hedges or that do not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, also known as SFAS No. 133. These derivatives pertain to variable rate notes issued in conjunction with the securitization of our contracts. Any change in the market value of such derivatives is recorded to noninterest income each month. Any income or expense recognized on such derivatives is recognized as miscellaneous noninterest income or expense.

Results of Operations

Net Interest Income

      Net interest income is affected by the difference between the rate earned on our interest earning assets and the rate paid on our interest bearing liabilities (interest rate spread) and the relative amounts of our interest earning assets and interest bearing liabilities. For the nine months ended September 30, 2003 and 2002, net interest income totaled $521 million and $448 million, respectively. The increase in net interest income was the result of us holding more automobile contracts on the balance sheet even as overall net interest margins declined. Net interest income totaled $612 million, $471 million and $270 million for the years ended December 31, 2002, 2001 and 2000, respectively. The increase in net interest income for each of the past three years is primarily the result of us holding a greater percentage of contracts on balance sheet as we utilized our own liquidity sources and completed public securitizations.

      The following table presents information relating to the average balances and interest rates on an owned basis for the periods indicated:

	For the Nine Months Ended September 30,

	2003			2002

	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate

	(Dollars in thousands)
Interest earning assets:
Total investments:
Mortgage-backed securities	$2,514,424	$61,950	3.29%	$2,140,819	$86,440	5.38%
Other short-term investments	374,964	4,750	1.69	356,517	5,770	2.16
Investment securities	15,581	412	3.53	6,908	341	6.58
Interest earning deposits with others	8,383	55	0.87	6,245	70	1.50

Total investments	2,913,352	67,167	3.07	2,510,489	92,621	4.92
Total loans:
Consumer loans	10,056,540	846,270	11.25	7,921,167	728,566	12.30
Mortgage loans(1)	255,896	10,543	5.49	333,479	15,844	6.33
Commercial loans	120,639	4,356	4.76	93,124	4,179	5.92

Total loans	10,433,075	861,169	11.03	8,347,770	748,589	11.99

Total interest earning assets	13,346,427	928,336	9.30	10,858,259	841,210	10.35
Noninterest earning assets:
Amounts due from trusts				125,803
Retained interest in securitized assets				20,599
Premises, equipment and real estate owned	80,281			80,411
Other assets	298,605			352,545
Less: allowance for credit losses	284,164			203,299

Total	$13,441,149			$11,234,318

Interest bearing liabilities:
Deposits	$1,981,146	50,269	3.39	$2,216,250	61,642	3.72
Securities sold under agreements to repurchase	218,569	3,433	2.07	191,654	3,849	2.65
FHLB advances and other borrowings	444,529	4,775	1.45	206,733	3,566	2.32
Notes payable on automobile secured financing	9,426,038	319,136	4.51	7,112,337	301,083	5.64
Subordinated debentures	396,742	29,644	9.96	305,939	23,016	10.03

Total interest bearing liabilities	12,467,024	407,257	4.36	10,032,913	393,156	5.23
Noninterest bearing liabilities:
Amounts held on behalf of trustee				259,057
Other liabilities	279,552			360,305
Shareholders’ equity	694,573			582,043

Total	$13,441,149			$11,234,318

Net interest income and interest rate spread		$521,079	4.94%		$448,054	5.12%

Net yield on average interest earning assets			5.21%			5.50%

	For the Year Ended December 31,

	2002			2001			2000

	Average		Yield/	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

	(Dollars in thousands)
Interest earning assets:
Total investments:
Mortgage-backed securities	$2,202,950	$113,327	5.14%	$2,245,861	$133,539	5.95%	$1,870,908	$128,231	6.85%
Other short-term investments	338,485	7,635	2.26	159,599	7,468	4.68	246,908	15,609	6.32
Investment securities	5,105	318	6.22	7,194	433	6.02	10,216	535	5.24
Interest earning deposits with others	30,044	343	1.14	2,628	74	2.80	2,069	110	5.32

Total investments	2,576,584	121,623	4.72	2,415,282	141,514	5.86	2,130,101	144,485	6.78
Total loans:
Consumer loans	8,012,003	993,417	12.40	5,746,413	779,256	13.56	2,672,690	386,182	14.45
Mortgage loans(1)	329,693	22,865	6.94	441,804	34,536	7.82	551,498	44,225	8.02
Commercial loans	90,642	5,035	5.55	99,904	7,321	7.33	97,586	8,929	9.15

Total loans	8,432,338	1,021,317	12.11	6,288,121	821,113	13.06	3,321,774	439,336	13.23

Total interest earning assets	11,008,922	1,142,940	10.38	8,703,403	962,627	11.06	5,451,875	583,821	10.71
Noninterest earning assets:
Amounts due from trusts	121,627			227,890			413,653
Retained interest in securitized assets	15,888			74,509			141,724
Premises, equipment and real estate owned	80,277			82,277			84,627
Other assets	553,654			318,674			227,095
Less: allowance for credit losses	208,341			126,376			76,306

Total	$11,572,027			$9,280,377			$6,242,668

Interest bearing liabilities:
Deposits	$2,196,261	80,015	3.64	$2,319,466	114,831	4.95	$2,380,155	133,610	5.61
Securities sold under agreements to repurchase	222,154	5,543	2.50	155,387	7,014	4.51	449,778	27,950	6.21
FHLB advances and other borrowings	244,284	5,281	2.16	443,337	20,424	4.61	270,043	16,694	6.18
Notes payable on automobile secured financing	7,426,265	406,851	5.48	5,018,456	333,768	6.65	1,655,936	118,421	7.15
Subordinated debentures	331,990	33,226	10.01	170,531	15,907	9.33	192,025	17,197	8.96

Total interest bearing liabilities	10,420,954	530,916	5.09	8,107,177	491,944	6.07	4,947,937	313,872	6.34
Noninterest bearing liabilities:
Amounts held on behalf of trustee	240,667			365,376			693,810
Other liabilities	394,863			278,325			169,435
Shareholders’ equity	515,543			529,499			431,486

Total	$11,572,027			$9,280,377			$6,242,668

Net interest income and interest rate spread		$612,024	5.29%		$470,683	4.99%		$269,949	4.37%

Net yield on average interest earning assets			5.56%			5.41%			4.95%

(1)	For the purpose of these computations, nonaccruing loans are included in the average loan amounts outstanding.

     The total interest rate spread decreased 18 basis points for the nine months ended September 30, 2003 compared with the nine months ended September 30, 2002 due to a decrease of 105 basis points in the yield on interest earning assets while the cost of funds decreased by only 87 basis points. The decrease in yield on interest earning assets is due primarily to our shift to originating a higher percentage of prime credit quality contracts and an overall lower interest rate environment. The decline in the cost of funds was moderated by the increase in the amount of subordinated debentures held by us during 2003 as compared with the same period a year earlier.

      The total interest rate spread increased 30 basis points for 2002 compared with 2001 due to a decrease of 68 basis points in the yield on interest earning assets combined with a decrease in the cost of funds of 98 basis points. The decrease in the yield on interest earning assets is due primarily to originating a higher percentage of prime credit quality contracts and a lower interest rate environment. The decrease in the cost of funds in 2002 and 2001 is due primarily to a lower interest rate environment. The increase in yield on interest earning assets for 2001 compared with 2000 was due primarily to a higher percentage of contracts held on the balance sheet. The decrease in the cost of funds in 2001 compared with 2000 was due to a lower interest rate environment.

      The following table sets forth the changes in net interest income attributable to changes in volume (change in average portfolio volume multiplied by prior period average rate) and changes in rates (change in weighted average interest rate multiplied by prior period average portfolio balance):

	For the Nine Months Ended
	September 30, 2003
	Compared to Nine Months Ended
	September 30, 2002(1)

	Volume	Rate	Total

	(Dollars in thousands)
Interest income:
Mortgage-backed securities	$20,147	$(44,637)	$(24,490)
Other short-term investments	448	(1,468)	(1,020)
Investment securities	360	(289)	71
Interest earning deposits with others	28	(43)	(15)
Total loans:
Consumer loans	215,733	(98,029)	117,704
Mortgage loans	701	(6,002)	(5,301)
Commercial loans	1,405	(1,228)	177

Total interest earning assets	$238,822	$(151,696)	$87,126

Interest expense:
Deposits	$(6,194)	$(5,179)	$(11,373)
Securities sold under agreements to repurchase	743	(1,159)	(416)
FHLB advances and other borrowings	1,794	(585)	1,209
Notes payable on automobile secured financings	46,999	(28,946)	18,053
Subordinated debentures	6,787	(159)	6,628

Total interest bearing liabilities	$50,129	$(36,028)	$14,101

Net change in net interest income			$73,025

	2002 Compared to 2001(1)			2001 Compared to 2000(1)

	Volume	Rate	Total	Volume	Rate	Total

	(Dollars in thousands)
Interest income:
Mortgage-backed securities	$(2,488)	$(17,724)	$(20,212)	$23,547	$(18,239)	$5,308
Other short-term investments	5,400	(5,233)	167	(4,696)	(3,445)	(8,141)
Investment securities	(129)	14	(115)	(174)	72	(102)
Interest earning deposits with others	339	(70)	269	25	(61)	(36)
Total loans:
Consumer loans	285,525	(71,364)	214,161	418,248	(25,174)	393,074
Mortgage loans	(8,085)	(3,586)	(11,671)	(8,610)	(1,079)	(9,689)
Commercial loans	(631)	(1,655)	(2,286)	206	(1,814)	(1,608)

Total interest earning assets	$279,931	$(99,618)	$180,313	$428,546	$(49,740)	$378,806

Interest expense:
Deposits	$(5,820)	$(28,996)	$(34,816)	$(3,496)	$(15,283)	$(18,779)
Securities sold under agreements to repurchase	2,344	(3,815)	(1,471)	(9,702)	(11,234)	(20,936)
FHLB advances and other borrowings	(6,935)	(8,208)	(15,143)	8,748	(5,018)	3,730
Notes payable on automobile secured financings	139,398	(66,315)	73,083	224,186	(8,839)	215,347
Subordinated debentures	16,081	1,238	17,319	(1,980)	690	(1,290)

Total interest bearing liabilities	$145,068	$(106,096)	$38,972	$217,756	$(39,684)	$178,072

Net change in net interest income			$141,341			$200,734

(1)	In the analysis of interest changes due to volume and rate, the changes due to the volume/rate variance (the combined effect of change in weighted average interest rate and change in average portfolio balance) have been allocated proportionately based on the absolute value of the volume and rate variances. If there was no balance in the previous year, the total change was allocated to volume.

Provision for Credit Losses

      We maintain an allowance for credit losses to cover probable losses that can be reasonably estimated for the loans held on the balance sheet. The allowance for credit losses is increased by charging the provision for credit losses and decreased by actual losses on the loans or reversing the allowance for credit losses through the provision for credit losses when the amount of loans held on balance sheet is reduced through securitization transactions treated as sales. The level of allowance is based principally on the outstanding balance of loans held on balance sheet and historical loss trends. We believe that the allowance for credit losses is currently adequate to absorb probable losses in our owned loan portfolio that can be reasonably estimated.

      For the nine months ended September 30, 2003, the provision for credit losses totaled $221 million compared with $209 million for the same period a year earlier. For the nine months ended September 30, 2003 and 2002, net chargeoffs were $192 million and $143 million, respectively. The increase in the provision for credit losses for the nine months ended September 30, 2003 as compared with the same period a year earlier was a result of our loans held on balance sheet increasing by approximately $1.6 billion or 16.6% from December 31, 2002 as well as an increase in chargeoffs due to the slowdown in the economy.

      The provision for credit losses was $306 million, $197 million and $82.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. Net chargeoffs were $215 million, $123 million and $42.3 million for the same respective periods. The increase in provision for credit losses for each of the past three years was the result of a higher level of contracts held on balance sheet as well as higher chargeoffs.

Noninterest Income

Automobile Lending Income

      Since the first quarter of 2000, we have not completed a securitization that has been accounted for as a sale. For transactions treated as sales prior to April 2000, we recorded a non-cash gain equal to the present value of the estimated future cash flows from the portfolio of contracts sold less the write-off of dealer participation balances and the effect of hedging activities. For these securitizations, net interest earned on the contracts sold is recognized over the life of the transactions as contractual servicing income and retained interest income or expense.

      The components of automobile lending income were as follows:

	For the Nine Months
	Ended September 30,		For the Year Ended December 31,

	2003	2002	2002	2001	2000

	(Dollars in thousands)
Fee income	$67,764	$61,609	$78,723	$67,579	$57,786
Contractual servicing income		8,833	10,735	23,018	41,767
Retained interest (expense) income, net of RISA amortization(1)		(25,252)	(29,490)	(27,839)	51,429
Gain on sale of contracts					7,719

Total automobile lending income	$67,764	$45,190	$59,968	$62,758	$158,701

(1)	RISA means retained interest in securitized assets.

      Automobile lending income decreased primarily as a result of us no longer issuing asset-backed securities that are treated as sales for accounting purposes. This change is reflected in higher retained interest expense and decreases in contractual servicing income.

      Fee income consists primarily of documentation fees, late charges and deferment fees on our managed portfolio, including contracts securitized in transactions accounted for as sales and secured financings, as well as contracts not securitized. The increase in fee income is due to the growth in our average managed contract portfolio to $9.9 billion for the nine months ended September 30, 2003 compared with $8.8 billion, $7.6 billion and $6.1 billion for the years ended December 31, 2002, 2001 and 2000, respectively.

      According to the terms of each securitization, we earn contractual servicing income at a rate of 1.25% per annum on the outstanding balance of the contracts securitized. There was no contractual servicing income for the nine months ended September 30, 2003 compared to $8.8 million for the same period in 2002. Contractual servicing income totaled $10.7 million, $23.0 million and $41.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. The decline was due to our transition to treating our securitizations as secured financings rather than as sales as well as our regaining control over the assets of the trusts for all our outstanding securitization transactions previously treated as sales for accounting purposes.

      There was no retained interest expense for the nine months ended September 30, 2003 as a result of our reconsolidating all remaining off balance sheet trusts. This compares with retained interest expense of $25.3 million for the same period in 2002. Retained interest expense was $29.5 million and $27.8 million and retained interest income was $51.4 million for the years ended December 31, 2002, 2001 and 2000, respectively. For accounting purposes, this expense or income is recognized only on contracts sold through securitizations treated as sales. Retained interest expense or income is dependent upon the average excess spread on the contracts sold, credit losses, the size of the sold portfolio and the amount of amortization of the RISA. The retained interest expense recognized in 2002 was the result of higher chargeoffs on our sold portfolio as well as revised estimates of future chargeoffs due to continued slowing in the economy. There were $23.8 million in net chargeoffs on the sold portfolio for the nine months ended September 30, 2002.

Net chargeoffs on the sold portfolio decreased to $30.4 million for the year ended December 31, 2002 from $50.4 million and $75.5 million for the years ended December 31, 2001 and 2000, respectively. The outstanding sold portfolio had a weighted average gross interest rate spread of 6.75% for the nine months ended September 30, 2003 compared with 6.71%, 6.97% and 7.38% for the years ended December 31, 2002, 2001 and 2000, respectively. The average balance of the sold portfolio was $840 million, $1.8 billion and $3.4 billion for the years ended December 31, 2002, 2001 and 2000, respectively.

      The following table sets forth our contract sales and securitizations and related gain on sales:

	For the Nine Months
	Ended September 30,		For the Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Dollars in thousands)
Contract sales and secured financings:
Secured financings	$4,485,750	$5,575,000	$6,925,000	$4,220,000	$3,930,000	$500,000
Sales to securitization trusts					660,000	2,500,000	$1,885,000

Total secured financings and sales	$4,485,750	$5,575,000	$6,925,000	$4,220,000	$4,590,000	$3,000,000	$1,885,000

Gain on sale of contracts(1)					$7,719	$51,345	$25,622
Hedge gain (loss) on sale of contracts(2)					5,300	7,419	(8,396)
Gain on sale of contracts as a percent of total revenues					1.72%	14.47%	10.72%

(1)	Net of the write-off of outstanding dealer participation balances and the effect of hedging activities.

(2)	Included in gain on sale of automobile contracts.

      The following table lists each of our public securitizations:

				Remaining			Gross
			Remaining	Balance as a	Original	Original	Interest
Issue		Original	Balance at	Percent of	Weighted	Weighted Average	Rate
Number	Close Date	Balance	September 30, 2003(1)	Original Balance	Average APR	Securitization Rate	Spread(2)

(Dollars in thousands)
1985-A	December, 1985	$110,000	Paid in full		18.50%	8.38%	10.12%
1986-A	November, 1986	191,930	Paid in full		14.20	6.63	7.57
1987-A	March, 1987	125,000	Paid in full		12.42	6.75	5.67
1987-B	July, 1987	110,000	Paid in full		12.68	7.80	4.88
1988-A	February, 1988	155,000	Paid in full		13.67	7.75	5.92
1988-B	May, 1988	100,000	Paid in full		14.01	8.50	5.51
1988-C	July, 1988	100,000	Paid in full		15.41	8.50	6.91
1988-D	October, 1988	105,000	Paid in full		14.95	8.85	6.10
1989-A	March, 1989	75,000	Paid in full		15.88	10.45	5.43
1989-B	June, 1989	100,000	Paid in full		15.96	9.15	6.81
1990-A	August, 1990	150,000	Paid in full		16.05	8.35	7.70
1990-1	November, 1990	150,000	Paid in full		15.56	8.50	7.06
1991-1	April, 1991	200,000	Paid in full		16.06	7.70	8.36
1991-2	May, 1991	200,000	Paid in full		15.75	7.30	8.45
1991-3	August, 1991	175,000	Paid in full		15.69	6.75	8.94
1991-4	December, 1991	150,000	Paid in full		15.53	5.63	9.90
1992-1	March, 1992	150,000	Paid in full		14.49	5.85	8.64
1992-2	June, 1992	165,000	Paid in full		14.94	5.50	9.44
1992-3	September, 1992	135,000	Paid in full		14.45	4.70	9.75
1993-1	March, 1993	250,000	Paid in full		13.90	4.45	9.45
1993-2	June, 1993	175,000	Paid in full		13.77	4.70	9.07
1993-3	September, 1993	187,500	Paid in full		13.97	4.25	9.72
1993-4	December, 1993	165,000	Paid in full		12.90	4.60	8.30
1994-1	March, 1994	200,000	Paid in full		13.67	5.10	8.57
1994-2	May, 1994	230,000	Paid in full		14.04	6.38	7.66
1994-3	August, 1994	200,000	Paid in full		14.59	6.65	7.94
1994-4	October, 1994	212,000	Paid in full		15.58	7.10	8.48
1995-1	January, 1995	190,000	Paid in full		15.71	8.05	7.66
1995-2	March, 1995	190,000	Paid in full		16.36	7.10	9.26
1995-3	June, 1995	300,000	Paid in full		15.05	6.05	9.00
1995-4	September, 1995	375,000	Paid in full		15.04	6.20	8.84
1995-5	December, 1995	425,000	Paid in full		15.35	5.88	9.47
1996-A	March, 1996	485,000	Paid in full		15.46	6.13	9.33
1996-B	June, 1996	525,000	Paid in full		15.74	6.75	8.99
1996-C	September, 1996	535,000	Paid in full		15.83	6.60	9.23
1996-D	December, 1996	545,000	Paid in full		15.43	6.17	9.26
1997-A	March, 1997	500,000	Paid in full		15.33	6.60	8.73
1997-B	June, 1997	590,000	Paid in full		15.36	6.37	8.99
1997-C	September, 1997	600,000	Paid in full		15.43	6.17	9.26
1997-D	December, 1997	500,000	Paid in full		15.19	6.34	8.85
1998-A	March, 1998	525,000	Paid in full		14.72	6.01	8.71
1998-B	June, 1998	660,000	Paid in full		14.68	6.06	8.62
1998-C	November, 1998	700,000	Paid in full		14.42	5.81	8.61
1999-A	January, 1999	1,000,000	Paid in full		14.42	5.70	8.72
1999-B	July, 1999	1,000,000	$78,460	7.85%	14.62	6.36	8.26
1999-C	November, 1999	500,000	58,514	11.70	14.77	7.01	7.76
2000-A	March, 2000	1,200,000	162,305	13.53	14.66	7.28	7.38
2000-B	May, 2000	1,000,000	150,222	15.02	14.84	7.78	7.06
2000-C	August, 2000	1,390,000	282,194	20.30	15.04	7.32	7.72
2000-D	November, 2000	1,000,000	261,382	26.14	15.20	6.94	8.26
2001-A	January, 2001	1,000,000	291,189	29.12	14.87	5.77	9.10
2001-B	May, 2001	1,370,000	419,028	30.59	14.41	4.23	10.18
2001-C	August, 2001	1,200,000	462,147	38.51	13.90	4.50	9.40
2002-1	March, 2002	1,800,000	941,933	52.33	13.50	4.26	9.24
2002-2	May, 2002	1,750,000	1,061,076	60.63	12.51	3.89	8.62
2002-3	August, 2002	1,250,000	832,456	66.60	12.30	3.06	9.24
2002-4	November, 2002	1,350,000	1,045,074	77.41	12.18	2.66	9.52
2003-1	February, 2003	1,343,250	1,073,279	79.90	11.79	2.42	9.37
2003-2	May, 2003	1,492,500	1,346,912	90.25	11.57	2.13	9.44
2003-3	August, 2003	1,650,000	1,650,000	100.00	10.59	2.66	7.93

	Total	$33,207,180	$10,116,171

(1)	Represents only the note payable amounts outstanding at the period indicated.

(2)	Represents the difference between the original weighted average annual percentage rate, also known as APR, and the estimated weighted average securitization rate on the closing date of the securitization.

Other Noninterest Income

      Other noninterest income consists primarily of insurance income, mortgage banking income and miscellaneous income. For the nine months ended September 30, 2003 and 2002, other noninterest income totaled $15.6 million and $19.1 million, respectively. Other noninterest income totaled $30.5 million, $16.1 million and $19.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. The decline in other noninterest income for the year ended 2001 is due to our decision to exit the mortgage banking business. This decision resulted in the sale of our remaining mortgage banking operations in 1999. The increase in other noninterest income for the year ended December 31, 2002 was due to the sale of deposits and properties in conjunction with the sale of seven Northern California branch offices. The decrease in other noninterest income for the nine months ended September 30, 2003 compared with the nine months ended September 30, 2002 was due to the sale of properties related to the sale of these branch offices in 2002.

Noninterest Expense

      For the nine months ended September 30, 2003, noninterest expense totaled $208 million compared with $188 million for the same period in 2002. Noninterest expense as a percent of total revenues improved to 34% for the nine months ended September 30, 2003 compared to 37% for the same period a year ago as a result of fully amortizing our retained interest in securitized assets during 2002. Total noninterest expense was $251 million, $245 million and $221 million for the years ended December 31, 2002, 2001 and 2000, respectively. Noninterest expense as a percentage of total revenues improved to 36% in 2002 compared with 45% in 2001 and 49% in 2000, as a result of improved operating efficiencies achieved through the centralization and automation of certain processes as well as the deployment of new technologies.

      The efficiencies realized include increasing the conversion ratios on contracts purchased through dealer education, automating the loan application and underwriting system, increasing the percentage of applications received via the Internet, outsourcing the data entry process, centralizing the verification process and implementing proprietary credit scorecards and electronic funds transfers for our dealers. Operating efficiencies also include implementing automated dialers, centralizing and upgrading payment processing and asset recovery processes, upgrading toll-free lines for customer service and interactive voice response technology, implementing direct debit for our borrowers, imaging for record retention and retrieval and implementing a new behavioral scoring collection system.

Income Taxes

      We file federal and certain state tax returns as part of a consolidated group that includes Westcorp, the Bank and WFS. We file other state tax returns as a separate entity. Tax liabilities from the consolidated returns are allocated in accordance with a tax sharing agreement based on the relative income or loss of each entity on a stand-alone basis. Our effective tax rate was 40% for the nine months ended September 30, 2003 compared to 39% for the same period a year ago. Our effective tax rate was 36%, 39%, and 40% for the years ended December 31, 2002, 2001 and 2000, respectively. The decrease in the effective tax rate for the year ended December 31, 2002 is a result of a one-time benefit of new legislation enacted by the State of California that eliminated the use of the reserve method of accounting for bad debts for large banks and financial corporations for taxable income purposes. In the first year of this change, 50% of the ending reserve amount deducted from taxable income in prior periods will be included in the current year California taxable income. The remaining 50% of the reserve is not required to be recaptured into income, but rather represents a permanent difference between GAAP and California tax accounting. The deferred tax liability related to this permanent difference has been eliminated from our balance sheet and the current year state income tax provision has been reduced accordingly. See “Business — Taxation.”

Financial Condition

Overview

      We originated $4.6 billion and $4.2 billion of automobile contracts for the nine months ended September 30, 2003 and 2002, respectively. Automobile contract originations totaled $5.4 billion, $4.9 billion and $4.2 billion for the years ended December 31, 2002, 2001 and 2000, respectively. As a result of higher contract originations, our portfolio of managed contracts reached $10.5 billion at September 30, 2003, up from $9.4 billion, $8.2 billion and $6.8 billion at December 31, 2002, 2001 and 2000, respectively.

      Total demand deposits and money market accounts at our retail banking division were $615 million at September 30, 2003 compared with $490 million, $812 million and $460 million at December 31, 2002, 2001 and 2000, respectively. Total demand deposit and money market accounts represented 46% of total retail banking deposits at September 30, 2003 compared with 36%, 39% and 23% at December 31, 2002, 2001 and 2000, respectively. The commercial banking division had deposits of $551 million at September 30, 2003 compared with $517 million, $220 million and $445 million at December 31, 2002, 2001 and 2000, respectively.

Investment and Other Securities

      Our investment and other securities portfolio consists of short-term securities, including repurchase agreements and overnight investments in federal funds. These short-term securities are maintained primarily for liquidity purposes. Additionally, we own FHLB stock as required by our affiliation with the FHLB System and carry it at cost. The FHLB stock is included in other assets on our Consolidated Statements of Financial Condition. We also hold owner trust certificates and obligations of states and political subdivisions, which are classified as available for sale. The owner trust certificates are recorded at cost, which approximates fair value. The obligations of states and political subdivisions are reported at fair value with unrealized gains and losses reflected as a separate component of shareholders’ equity on our Consolidated Statements of Financial Condition as accumulated other comprehensive income (loss), net of applicable taxes.

      The following table summarizes our investment securities at the dates indicated:

	September 30,	December 31,

	2003	2002	2001	2000

	(Dollars in thousands)
Interest bearing deposits from other institutions	$23,178	$59,004	$720	$720
Other short-term investments	160,000		35,000	66,500
Investment securities:
Obligations of states and political subdivisions	50,797	1,046	1,549	1,533
Owner trust certificates		3,348	4,668	6,517
FHLB stock	66,241	46,341	64,446	24,367
Other	6,837	6,031	4,294	2,684

	$307,053	$115,770	$110,677	$102,321

      The following table sets forth the stated maturities of our investment securities at September 30, 2003:

	Up to One	One Year to	Five Years to	Ten Years	No Stated
	Year	Five Years	Ten Years	or More	Maturity

	(Dollars in thousands)
Interest bearing deposits with other financial institutions	$23,178
Investment securities:
Obligations of states and political subdivisions	160,000	$50,797
FHLB stock					$66,241
Other	200	100		$3,795	2,742

	$183,378	$50,897		$3,795	$68,983

Weighted average interest rate(1)	1.29%	2.50%		4.52%	4.37%

(1)	Calculated based on amortized cost.

Mortgage-Backed Securities

      We invest in mortgage-backed securities, also known as MBS, to generate net interest margin, manage interest rate risk, provide another source of liquidity through repurchase agreements and meet regulatory requirements. See “Business — Supervision and Regulation.” Our MBS portfolio is classified as available for sale. Accordingly, the portfolio is reported at fair value with unrealized gains and losses reflected as a separate component of shareholders’ equity on our Consolidated Statements of Financial Condition as accumulated other comprehensive income (loss), net of applicable taxes. The following table summarizes our MBS portfolio by issuer:

	September 30,	December 31,

	2003	2002	2001	2000

	(Dollars in thousands)
Available for sale securities:
GNMA certificates	$2,632,983	$2,607,457	$2,036,369	$2,157,076
FNMA participation certificates	28,793	39,124	51,894	68,870
FHLMC participation certificates	549	1,068	1,692	1,938
Other	1,831	2,008	2,270	2,564

	$2,664,156	$2,649,657	$2,092,225	$2,230,448

      The portfolio had a weighted average yield (including effects of amortization of premiums and discounts) of 3.29% and 5.37% for the nine months ended September 30, 2003 and 2002, respectively, and 5.14%, 5.95% and 5.95% for the years ended December 31, 2002, 2001 and 2000, respectively. The weighted average coupon rate was 6.01% at September 30, 2003 compared with 6.96%, 7.48% and 7.32% at December 31, 2002, 2001 and 2000, respectively. Our MBS portfolio had remaining maturities of two years or greater at September 30, 2003 although payments are generally received monthly throughout the life of these securities.

Loan Portfolios

      The following table sets forth the composition of our loan portfolio by type of loan, including loans held for sale, as of the dates indicated:

	September 30,		December 31,

	2003		2002		2001		2000

	Amount	%	Amount	%	Amount	%	Amount	%

	(Dollars in thousands)
Consumer loans:
Automobile contracts	$10,720,641	97.3%	$9,147,937	96.9%	$7,192,302	95.2%	$4,390,265	89.2%
Other	7,924	0.1	7,531	0.1	8,826	0.1	13,456	0.3

	10,728,565	97.4	9,155,468	97.0	7,201,128	95.3	4,403,721	89.5
Less: unearned interest	69,905	0.6	91,713	1.0	108,169	1.4	94,404	1.9

Total consumer loans	10,658,660	96.8	9,063,755	96.0	7,092,959	93.9	4,309,317	87.6
Mortgage loans:
Existing properties	231,538	2.0	277,233	3.0	361,115	4.8	498,963	10.1
Construction	28,509	0.3	14,150	0.1	15,638	0.2	14,784	0.3

	260,047	2.3	291,383	3.1	376,753	5.0	513,747	10.4
Less: undisbursed loan proceeds	13,515	0.1	8,453	0.1	3,298	0.0	6,316	0.1

Total mortgage loans	246,532	2.2	282,930	3.0	373,455	5.0	507,431	10.3
Commercial loans	105,665	1.0	97,216	1.0	85,312	1.1	107,586	2.1

Total loans	$11,010,857	100.0%	$9,443,901	100.0%	$7,551,726	100.0%	$4,924,334	100.0%

      There were no consumer loans serviced for the benefit of others at September 30, 2003 compared with $525 million, $1.2 billion and $2.6 billion at December 31, 2002, 2001 and 2000, respectively.

Mortgage Loan Portfolio

      We have from time to time originated mortgage products that we have held on our balance sheet rather than selling through the secondary markets. Other than mortgage loans originated through the commercial banking division on a limited basis, we do not expect to add mortgage loans to our balance sheet.

Commercial Loan Portfolio

      We had outstanding commercial loan commitments of $214 million at September 30, 2003 compared with $199 million, $135 million and $114 million at December 31, 2002, 2001 and 2000, respectively. We originated $304 million and $197 million of commercial loans for the nine months ended September 30, 2003 and 2002, respectively. We originated $354 million, $292 million and $266 million of commercial loans during 2002, 2001 and 2000, respectively. Though we continue to focus on expanding our commercial banking operation, it was not a significant source of revenue.

Amounts Due From Trusts

      The excess cash flows generated by contracts sold to each of the securitization trusts are deposited into spread accounts in the name of the trustee under the terms of the securitizations treated as sales. In addition, at the time a securitization closes, we advance additional monies to our subsidiary that originated the securitization trust to initially fund these spread accounts. As these spread accounts reach the balances required by the trust, excess amounts are released to us and are used to pay down these amounts. The amounts due from trusts represent initial advances made to spread accounts and excess cash flows that are still under obligation to be held in the spread accounts for securitizations treated as sales. We had no amounts due from trusts at September 30, 2003 compared with $101 million, $136 million and $357 million at December 31, 2002, 2001 and 2000, respectively. The decrease is the result of our transition to treating our securitizations as secured financings rather than as sales as well as our regaining control over the assets of the trust for all our outstanding securitizations treated as sales for accounting purposes.

Asset Quality

Overview

      Nonperforming assets, repossessions, loan delinquency and credit losses are considered by us as key measures of asset quality. Asset quality, in turn, affects our determination of the allowance for credit losses. We also take into consideration general economic conditions in the markets we serve, individual loan reviews and the level of assets relative to reserves in determining the adequacy of the allowance for credit losses.

Automobile Loan Quality

      We provide financing in a market where there is a risk of default by borrowers. Chargeoffs directly impact our earnings and cash flows. To minimize the amount of credit losses we incur, we monitor delinquent accounts, promptly repossess and remarket vehicles, and seek to collect on deficiency balances.

      At September 30, 2003, the percentage of managed accounts delinquent 30 days or greater was 2.70% compared with 3.50%, 3.72% and 3.18% at December 31, 2002, 2001 and 2000, respectively. We calculate delinquency based on the contractual due date. Net chargeoffs on average managed contracts outstanding were 2.59% and 2.56% for the nine months ended September 30, 2003 and 2002, respectively. Net chargeoffs on average managed contracts outstanding were 2.77%, 2.27% and 1.91% for the years ended December 31, 2002, 2001 and 2000, respectively.

      The following table sets forth information with respect to the delinquency of our portfolio of contracts managed, which includes automobile contracts that are owned by us and automobile contracts that have been sold but are managed by us:

	September 30,		December 31,

	2003		2002		2001		2000

	Amount	%	Amount	%	Amount	%	Amount	%

	(Dollars in thousands)
Automobile contracts managed	$10,475,948		$9,389,974		$8,152,882		$6,818,182

Period of delinquency:
30 — 59 days	$201,990	1.93%	$238,204	2.54%	$217,873	2.67%	$157,843	2.32%
60 days or more	80,398	0.77	90,291	0.96	85,290	1.05	59,166	0.86

Total automobile contracts delinquent and delinquencies as a percentage of automobile contracts managed(1)	$282,388	2.70%	$328,495	3.50%	$303,163	3.72%	$217,009	3.18%

(1)	Excludes Chapter 13 bankruptcy accounts greater than 120 days past due of $44.4 million and $41.5 million at September 30, 2003 and December 31, 2002, respectively.

     The following table sets forth information with respect to repossessions in our portfolio of managed contracts:

	September 30,		December 31,

	2003		2002		2001		2000

	Number of		Number of		Number of		Number of
	Automobile		Automobile		Automobile		Automobile
	Contracts	Amount	Contracts	Amount	Contracts	Amount	Contracts	Amount

	(Dollars in thousands)
Automobile contracts managed	818,125	$10,475,948	757,269	$9,389,974	690,401	$8,152,882	616,011	$6,818,182

Repossessed vehicles	1,629	$11,025	2,375	$16,433	1,168	$7,553	946	$6,199

Repossessed assets as a percentage of number and amount of automobile contracts managed	0.20%	0.11%	0.31%	0.18%	0.17%	0.09%	0.15%	0.09%

      The following table sets forth information with respect to actual credit loss experience on our portfolio of contracts managed:

	For the Nine Months
	Ended September 30,		For the Year Ended December 31,

	2003	2002	2002	2001	2000

	(Dollars in thousands)
Automobile contracts managed at end of period	$10,475,948	$9,269,265	$9,389,974	$8,152,882	$6,818,182

Average automobile contracts managed during period	$9,885,681	$8,672,049	$8,845,635	$7,576,681	$6,076,814

Gross chargeoffs	$258,491	$229,216	$327,161	$236,834	$165,937
Recoveries	66,451	62,548	82,372	64,626	49,697

Net chargeoffs	$192,040	$166,668	$244,789	$172,208	$116,240

Net chargeoffs as a percentage of average automobile contracts managed during period	2.59%	2.56%	2.77%	2.27%	1.91%

      Cumulative static pool losses are another means of analyzing contract quality. The cumulative static pool loss of a securitization is the cumulative amount of losses actually recognized, net of recoveries, as to the contracts securitized, up to and including a given month, divided by the original principal balance of the contracts in that securitization. The following table sets forth the cumulative static pool losses by month for all outstanding securitized pools:

Cumulative Static Pool Loss Curves

At September 30, 2003

Period(1)	1999-B	1999-C	2000-A	2000-B	2000-C	2000-D	2001-A	2001-B	2001-C	2002-1	2002-2	2002-3	2002-4	2003-1	2003-2	2003-3

1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
2	0.04	0.02	0.03	0.02	0.04	0.04	0.03	0.03	0.04	0.01	0.00	0.02	0.02	0.01	0.00
3	0.11	0.10	0.10	0.09	0.13	0.11	0.09	0.10	0.09	0.06	0.03	0.06	0.07	0.04	0.02
4	0.26	0.25	0.20	0.24	0.27	0.24	0.20	0.21	0.20	0.15	0.10	0.14	0.16	0.11	0.06
5	0.47	0.40	0.36	0.39	0.46	0.39	0.33	0.33	0.35	0.29	0.18	0.27	0.26	0.18	0.14
6	0.66	0.56	0.55	0.59	0.65	0.54	0.50	0.50	0.49	0.43	0.32	0.44	0.38	0.29
7	0.87	0.71	0.71	0.78	0.81	0.74	0.70	0.69	0.65	0.60	0.49	0.57	0.50	0.41
8	1.00	0.86	0.91	0.99	0.93	0.93	0.84	0.87	0.81	0.84	0.66	0.70	0.61	0.53
9	1.13	1.01	1.10	1.17	1.07	1.13	1.04	1.05	0.95	1.06	0.82	0.82	0.78
10	1.24	1.14	1.27	1.33	1.24	1.34	1.24	1.22	1.07	1.28	0.96	0.96	0.94
11	1.35	1.34	1.45	1.44	1.41	1.50	1.45	1.36	1.20	1.48	1.10	1.10	1.08
12	1.44	1.52	1.58	1.57	1.62	1.74	1.67	1.53	1.37	1.67	1.26	1.24
13	1.58	1.74	1.73	1.72	1.86	1.95	1.90	1.67	1.55	1.82	1.39	1.38
14	1.74	1.94	1.85	1.86	2.04	2.21	2.09	1.81	1.74	1.99	1.51	1.53
15	1.85	2.09	2.00	2.04	2.25	2.48	2.25	2.00	1.97	2.14	1.68
16	2.03	2.27	2.15	2.24	2.45	2.71	2.41	2.19	2.16	2.27	1.83
17	2.16	2.39	2.37	2.39	2.68	2.89	2.54	2.37	2.36	2.45	1.99
18	2.30	2.53	2.52	2.55	2.88	3.08	2.73	2.60	2.59	2.62
19	2.42	2.67	2.67	2.73	3.08	3.22	2.93	2.80	2.78	2.80
20	2.50	2.81	2.83	2.93	3.23	3.40	3.11	3.01	2.95
21	2.58	2.92	2.99	3.12	3.38	3.59	3.34	3.19	3.14
22	2.67	3.10	3.16	3.27	3.54	3.78	3.54	3.34	3.29
23	2.77	3.28	3.34	3.38	3.67	3.96	3.72	3.49	3.41
24	2.87	3.38	3.49	3.52	3.83	4.18	3.92	3.62	3.57
25	3.01	3.55	3.63	3.63	4.00	4.41	4.10	3.75	3.73
26	3.14	3.68	3.75	3.73	4.16	4.58	4.23	3.87	3.88
27	3.16	3.84	3.86	3.84	4.35	4.79	4.36	4.00
28	3.29	3.98	3.97	3.97	4.50	4.96	4.47	4.15
29	3.40	4.14	4.09	4.11	4.64	5.08	4.56	4.28
30	3.50	4.19	4.21	4.26	4.79	5.22	4.67
31	3.61	4.30	4.33	4.40	4.92	5.34	4.81
32	3.68	4.38	4.47	4.50	5.02	5.44	4.92
33	3.74	4.46	4.59	4.61	5.12	5.54
34	3.81	4.57	4.68	4.70	5.22	5.66
35	3.87	4.66	4.79	4.78	5.29	5.76
36	3.91	4.76	4.86	4.85	5.38
37	3.97	4.84	4.93	4.94	5.47
38	4.03	4.96	5.01	4.99	5.53
39	4.09	5.03	5.08	5.05
40	4.13	5.13	5.13	5.12
41	4.18	5.20	5.18	5.18
42	4.23	5.24	5.24
43	4.28	5.28	5.29
44	4.33	5.34
45	4.35	5.38
46	4.38	5.42
47	4.39	5.44
48	4.41	5.46
49	4.43
50	4.44
51	4.46
Prime Mix(2)	70%	67%	68%	69%	68%	68%	71%	71%	76%	70%	87%	85%	80%	80%	82%	84%

(1)	Represents the number of months since the inception of the securitization.

(2)	Represents the original percentage of prime automobile contracts securitized within each pool.

Real Estate Loan Quality

      Our mortgage delinquencies over 60 days include both single family and multifamily mortgages. We had 1.25% of total mortgage loans past due over 60 days at September 30, 2003 compared with 1.32%, 1.85% and 1.50% at December 31, 2002, 2001 and 2000, respectively.

Nonperforming Assets

      Nonperforming assets, also known as NPAs, consist of repossessed automobiles and real estate owned, also known as REO. REO is carried at lower of cost or fair value. NPAs were $14.1 million at September 30, 2003 compared with $18.8 million, $16.6 million and $14.4 million, at December 31, 2002, 2001 and 2000 respectively. NPAs represented 0.1% of total assets at September 30, 2003 compared with 0.2% at December 31, 2002, 2001 and 2000. There were no impaired loans at September 30, 2003, December 31, 2002, 2001 and 2000.

      Nonperforming loans, also known as NPLs, are defined as all nonaccrual loans. This includes mortgage loans 90 days or more past due, impaired loans where full collection of principal and interest is not reasonably assured and Chapter 13 bankruptcy accounts contractually past due over 120 days. For those accounts that are in Chapter 13 bankruptcy that are contractually past due over 120 days, all accrued interest is reversed and income is recognized on a cash basis. When a loan is designated as nonaccrual, all previously accrued but unpaid interest is reversed. For the nine months ended September 30, 2003 and 2002, interest on NPLs excluded from interest income was $0.4 million and $0.5 million, respectively. For the years ended December 31, 2002, 2001 and 2000, interest on nonperforming loans excluded from interest income totaled $0.4 million, $0.6 million and $0.5 million, respectively.

Allowance For Credit Losses

      Our allowance for credit losses was $298 million at September 30, 2003 compared with $269 million, $178 million and $104 million at December 31, 2002, 2001 and 2000, respectively. We have increased our percentage of allowance for credit losses from 2.1% at December 31, 2000 to 2.7% at September 30, 2003 as we have experienced higher losses in our owned contract portfolio due to a slowing economy. Based on the analysis we performed related to the allowance for credit losses as described under “— Critical Accounting Policies,” we believe that our allowance for credit losses is currently adequate to cover probable losses in our loan portfolio that can be reasonably estimated.

      The following table sets forth the activity in the allowance for credit losses:

	For the Nine Months
	Ended September 30,		For the Year Ended December 31,

	2003	2002	2002	2001	2000

	(Dollars in thousands)
Balance at beginning of period	$269,352	$178,218	$178,218	$104,006	$64,217
Chargeoffs:
Consumer loans	(258,495)	(192,238)	(280,378)	(162,878)	(55,892)
Commercial loans			(511)
Mortgage loans	(344)	(176)	(260)	(1,024)	(1,234)

	(258,839)	(192,414)	(281,149)	(163,902)	(57,126)
Recoveries:
Consumer loans	66,593	49,382	66,050	41,120	14,731
Mortgage loans	101			17	51

	66,694	49,382	66,050	41,137	14,782

Net chargeoffs	(192,145)	(143,032)	(215,099)	(122,765)	(42,344)
Provision for credit losses	221,071	209,043	306,233	196,977	82,133

Balance at end of period	$298,278	$244,229	$269,352	$178,218	$104,006

Ratio of net chargeoffs during the period to average loans owned during the period (annualized)	2.5%	2.3%	2.6%	2.0%	1.3%
Ratio of allowance for credit losses to loans outstanding at the end of the period	2.7	2.7	2.9	2.4	2.1

      The allowance for credit losses by loan category was as follows:

	September 30, 2003				December 31, 2002

		Loans in				Loans in
		Each				Each
		Category as		Allowance		Category as		Allowance
	Loan	a % of		as a % of	Loan	a % of		as a % of
	Balance	Total Loans	Allowance	Loans	Balance	Total Loans	Allowance	Loans

	(Dollars in thousands)
Consumer loans	$10,658,660	96.8%	$293,237	2.8%	$9,063,755	96.0%	$260,502	2.9%
Single family residential	68,529	0.6	898	1.3	98,635	1.0	3,912	4.0
Multifamily residential	178,003	1.6	1,065	0.6	184,295	2.0	1,860	1.0
Commercial loans	105,665	1.0	3,078	2.9	97,216	1.0	3,078	3.2

	$11,010,857	100.0%	$298,278	2.7%	$9,443,901	100.0%	$269,352	2.9%

	December 31,

	2001				2000

		Loans in				Loans in
		Each				Each
		Category as		Allowance		Category as		Allowance
	Loan	a % of		as a % of	Loan	a % of		as a % of
	Balance	Total Loans	Allowance	Loans	Balance	Total Loans	Allowance	Loans

	(Dollars in thousands)
Consumer loans	$7,092,959	94.0%	$167,558	2.4%	$4,309,317	87.5%	$83,501	1.9%
Single family residential	151,540	2.0	4,422	2.9	230,854	4.7	8,969	3.9
Multifamily residential	221,915	2.9	3,060	1.4	276,577	5.6	7,510	2.7
Commercial loans	85,312	1.1	3,178	3.7	107,586	2.2	4,026	3.7

	$7,551,726	100.0%	$178,218	2.4%	$4,924,334	100.0%	$104,006	2.1%

	December 31,

	1999				1998

		Loans in				Loans in
		Each				Each
		Category as		Allowance		Category as		Allowance
	Loan	a % of		as a % of	Loan	a % of		as a % of
	Balance	Total Loans	Allowance	Loans	Balance	Total Loans	Allowance	Loans

	(Dollars in thousands)
Consumer loans held for sale	$1,432,644	65.7%	$31,936	2.2%	$856,871	43.0%	$6,357	0.7%
Consumer loans	84,025	3.8	8,403	10.0	76,139	3.8	7,614	10.0
Single family residential	285,203	13.1	7,265	2.6	647,376	32.4	5,881	0.9
Multifamily residential	313,099	14.3	13,760	4.4	359,557	18.0	15,467	4.3
Commercial loans	66,927	3.1	2,853	4.3	52,940	2.8	2,341	4.4

	$2,181,898	100.0%	$64,217	2.9%	$1,992,883	100.0%	$37,660	1.9%

      The following table presents summarized data relative to the allowances for credit and real estate owned losses at the dates indicated:

	September 30,	December 31,

	2003	2002	2001	2000	1999	1998

	(Dollars in thousands)
Total loans(1)	$11,010,857	$9,443,901	$7,551,726	$4,924,334	$2,181,898	$1,992,833
Allowance for credit losses	298,278	269,352	178,218	104,006	64,217	37,660
Allowance for real estate owned losses	100	250	250	250	784	784
Loans past due 60 days or more(2)	83,652	86,199	74,851	37,911	17,514	16,365
Nonperforming loans(3)	51,399	39,231	25,347	9,413	11,279	12,227
Nonperforming assets(4)	14,139	18,807	16,551	14,402	14,034	18,088
Allowance for credit losses as a percent of:
Total loans	2.7%	2.9%	2.4%	2.1%	2.9%	1.9%
Loans past due 60 days or more	356.6	312.5	238.1	274.3	366.7	230.1
Nonperforming loans	580.3	686.6	703.1	1,104.9	569.4	308.0
Total allowance for credit losses and REO losses as a percent of nonperforming assets	2,110.3	1,433.5	1,078.3	723.9	463.2	212.5
Nonperforming loans as a percent of total loans	0.5	0.4	0.3	0.2	0.5	0.6
Nonperforming assets as a percent of total assets	0.1	0.2	0.2	0.2	0.3	0.5

(1)	Loans net of unearned interest and undisbursed loan proceeds.

(2)	Excludes Chapter 13 bankruptcy accounts greater than 120 days past due.

(3)	All nonperforming loans are on nonaccrual.

(4)	Repossessed automobiles and real estate owned, net of allowance.

Capital Resources and Liquidity

Overview

      We require substantial capital resources and cash to support our business. Our ability to maintain positive cash flows from operations is the result of consistent managed growth, favorable loss experience and efficient operations.

Principal Sources of Cash

      We employ various sources to fund our operations, including collections of principal and interest from loans, deposits, securitizations, commercial paper, advances from the FHLB, repurchase agreements, subordinated debentures and other borrowings. The sources used vary depending on such factors as rates paid, maturities and the impact on capital.

Collection of Principal and Interest from Loans and MBS

      Our primary source of funds is the collection of principal and interest from contracts originated and securitized. These monies are deposited into collection accounts established in connection with each securitization or into our accounts for non-securitized contracts. Pursuant to reinvestment contracts entered into in connection with most securitizations, we receive access to the amounts deposited into collection accounts and amounts held in the spread accounts. We use those amounts so received in our daily operations to fund the purchase of contracts or to cover the day to day costs of operations. If delinquency or chargeoff rates in a securitization exceed established triggers, amounts required to be held in spread accounts will increase, requiring us to pledge additional collateral.

      For real estate loans and MBS, principal and interest are deposited into our own accounts and such amounts are also used in our daily operations. Total loan and MBS principal and interest collections totaled $6.1 billion and $4.8 billion for the nine months ended September 30, 2003 and 2002, respectively. Such collections totaled $6.7 billion, $5.9 billion and $4.3 billion for the years ended December 31, 2002, 2001 and 2000, respectively. The increase in principal and interest collections is due to an increase in the amount of contracts managed and MBS held by us.

Deposits

      We attract both short-term and long-term deposits from the general public, commercial enterprises and institutions by offering a variety of accounts and rates. We offer regular passbook accounts, demand deposit accounts, money market accounts, certificate of deposit accounts and individual retirement accounts. Our retail banking division gathers deposits from 18 retail branch locations throughout Southern California. Our commercial banking division gathers deposits by establishing commercial relationships with businesses located throughout Southern California.

      The following table sets forth the amount of our deposits by type at the dates indicated:

	September 30,	December 31,

	2003	2002	2001	2000

	(Dollars in thousands)
No minimum term:
Demand deposit accounts	$999	$1,037	$1,124	$8,229
Passbook accounts	6,826	6,688	11,192	11,768
Money market accounts	866,349	730,245	858,371	810,169
Noninterest bearing accounts	177,211	165,844	100,170	67,984
Certificate accounts:
Certificates (30 days to five years)	719,093	878,096	1,154,917	1,414,956
IRAs	89,506	94,082	147,250	165,381
Brokered deposits	109,150	98,992	56,302

	$1,969,134	$1,974,984	$2,329,326	$2,478,487

      The variety of deposits we offer has allowed us to remain competitive in obtaining funds and has provided us the flexibility to respond to changes in customer demand and competitive pressures. Generally, as other financial institutions, we have become more subject to short-term fluctuations in deposit flows as customers have become more interest rate conscious. Our ability to attract and maintain deposits and control our cost of funds has been, and will continue to be, significantly affected by market conditions.

      The following table summarizes our average certificate and money market accounts outstanding:

	For the
	Nine Months Ended
	September 30,		For the Year Ended December 31,

	2003	2002	2002	2001	2000

	(Dollars in thousands)
Average certificate accounts outstanding	$910,693	$1,289,745	$1,220,222	$1,441,256	$1,524,232
Average interest rate paid on certificate accounts	5.82%	5.08%	5.23%	5.82%	5.96%
Average money market accounts outstanding	$825,191	$749,975	$748,814	$750,924	$788,603
Average interest rate paid on money market accounts	1.40%	2.06%	1.97%	3.82%	5.35%

      Deposit accounts, subject to certain FDIC attribution rules, are insured by the FDIC up to $100,000 per customer. Our maturities of certificate accounts greater than or equal to $100,000 were as follows:

	September 30,	December 31,

	2003	2002	2001	2000

	(Dollars in thousands)
Three months or less	$2,284	$1,970	$6,007	$845
Over three months through six months	1,478	2,129	5,126	3,427
Over six months through one year	186,011	180,374	237,831	247,768
Over one year through three years	51,677	119,083	168,008	278,428
Over three years	2,038	1,726	9,522	9,883

	$243,488	$305,282	$426,494	$540,351

Automobile Contract Sales and Securitizations

      Our business depends on our ability to aggregate and securitize contracts in the form of asset-backed securities. These transactions generate cash proceeds that allow us to repay amounts borrowed and to purchase additional contracts. Since 1985, we have securitized over $33 billion of automobile contracts in 60 public offerings, making us the fourth largest issuer of such securities in the nation.

Borrowings and Other Sources of Funds

      Our other sources of funds include commercial paper, advances from the FHLB, sales of securities under agreements to repurchase, other borrowings and cash generated from operations. We select from among these funding alternatives based on the timing and duration of our cash needs, as well as the costs, maturities and other requirements of each funding source.

      The FHLB system functions in a reserve capacity for savings institutions. As a member, we are required to own capital stock in the FHLB and are authorized to apply for advances from the FHLB on security of such stock and on certain residential mortgage loans. The Bank has been pre-approved for advances up to 25% of its assets, based on remaining availability under credit facilities established by the Bank with the FHLB, with 24 hours notice. Such borrowings may be made pursuant to several different programs offered from time to time by the FHLB. Additional funds are available subject to additional collateral and other requirements. Each credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB prescribes the acceptable uses to which advances pursuant to each program may be put, as well as limitations on the sizes of advances and repayment provisions.

      Federal regulations have been promulgated which connect CRA performance with access to long-term advances from the FHLB to member institutions. The Bank received a “satisfactory” rating in its most recent CRA evaluation concluded in July 2003.

Subordinated Debentures

      In 1993, the Bank issued $125 million of 8.5% subordinated debentures due in 2003. The Bank redeemed these subordinated debentures in July 2001. In 1998 and 2002, the Bank issued $150 million of 8.875% and $300 million of 9.625% subordinated capital debentures due in 2007 and 2012, respectively. At September 30, 2003, $101 million and $300 million were outstanding on the subordinated debentures due in 2007 and 2012, respectively, excluding discounts and issue costs. The subordinated debentures are redeemable at our option, in whole or in part, on or after August 1, 2004 and May 15, 2009, respectively, both at 100% of the principal amount being redeemed plus accrued interest as of the date of redemption. In addition to providing additional liquidity, the Bank is permitted to include $355 million of these debentures in supplementary capital for purposes of determining compliance with risk-based capital requirements. The Bank’s subordinated debentures are included in Tier II capital for regulatory purposes. However, during each of the five years prior to maturity, 20% of the amount included in Tier II capital is excluded for regulatory purposes. See “Business — Supervision and Regulation — The Bank — Regulatory Capital Requirements.”

Conduit Financing

      We have previously entered into secured conduit financing transactions using an automobile receivable securitization structure for short-term financing needs. For the years ended December 31, 2002 and 2001, we issued $775 million and $650 million, respectively, of notes secured by contracts through conduit facilities established in January 2002 and December 2001, respectively. We terminated the December 2001 facility in March 2002 in conjunction with a $1.8 billion public asset-backed securitization. The January 2002 facility was terminated in May 2002 in conjunction with a $1.8 billion public asset-backed securitization. We have not entered into a secured conduit financing in 2003.

Principal Uses of Cash

Acquisition of Loans and Investment Securities

      Our most significant use of cash is for the acquisition of contracts, MBS and other investment securities. Loan originations totaled $5.0 billion and $4.4 billion for the nine months ended September 30, 2003 and 2002, respectively. Loan originations totaled $5.8 billion, $5.2 billion and $4.5 billion for the years ended December 31, 2002, 2001 and 2000, respectively. We purchased $1.7 billion and $1.1 billion of MBS and other investment securities for the nine months ended September 30, 2003 and 2002, respectively. We purchased $1.6 billion, $1.2 billion and $963 million of MBS and other investment securities for the years ended December 31, 2002, 2001 and 2000, respectively.

Payments of Principal and Interest on Securitizations

      Under the terms of our reinvestment contract, we fund quarterly payments of interest and principal to security holders derived from the cash flows received on the securitized contracts that we service. Payments of principal and interest to security holders totaled $3.7 billion and $4.4 billion for the nine months ended September 30, 2003 and 2002, respectively. Payments of principal and interest to security holders totaled $5.6 billion, $3.7 billion and $2.7 billion for the years ended December 31, 2002, 2001 and 2000, respectively. Payments of principal and interest have increased as a result of an increase in the amount of automobile asset-backed securities outstanding.

Amounts Paid to Dealers

      Consistent with industry practice, we generally pay dealer participation to the originating dealer for each contract purchased. Participation paid to dealers totaled $109 million and $99.7 million for the nine months ended September 30, 2003 and 2002, respectively. Participation paid to dealers totaled $129 million, $121 million and $100 million for the years ended December 31, 2002, 2001 and 2000, respectively. Typically, the acquisition of prime quality contracts higher up the prime credit quality spectrum requires a higher amount of participation paid to the dealers due to increased level of competition for such contracts. The amount of participation paid to dealers increased primarily as a result of an increase in the amount of contracts purchased.

Advances Due to Servicer

      As the servicer of securitized contracts, we periodically make advances to the securitization trusts to provide for temporary delays in the receipt of required payments by borrowers in accordance with servicing agreements. We receive reimbursement of these advances through payments from the obligors on the contracts or from the trustee at the time a contract liquidates.

Operating Our Business

      Our largest operating expenditure is salaries and benefits paid to our associates. Other expenditures include occupancy, collection, repossession, telephone and data processing costs. We also use substantial amounts of cash in capital expenditures for automation and new technologies to remain competitive and to become more efficient. See “Business — Our Business Strategy — Create Operating Efficiencies Through Technology and Best Practices.”

Capital Requirements

      The Bank is a federally chartered savings bank. As such, it is subject to certain minimum capital requirements imposed by the Financial Institutions Reform, Recovery and Enforcement Act, also known as FIRREA, and the Federal Deposit Insurance Corporation Improvement Act, also known as FDICIA. FDICIA separates all financial institutions into one of five capital categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” In order to be considered “well capitalized,” a financial institution must have a total risk-based capital ratio of 10.0% or greater, a tier 1 risk-based capital ratio of 6.0% or greater, a core capital ratio of 5.0% or greater and not be subject to any OTS order. The Bank currently meets all requirements of a “well capitalized” financial institution. See “Supervision and Regulation — Regulatory Capital Requirements.”

      The following table summarizes the Bank’s actual capital and required capital as of September 30, 2003 and December 31, 2002, 2001 and 2000:

			Tier 1
	Tangible	Core	Risk-Based	Risk-Based
	Capital	Capital	Capital	Capital

	(Dollars in thousands)
September 30, 2003
Actual Capital:
Amount	$851,754	$851,754	$848,734	$1,318,548
Capital ratio	7.12%	7.12%	9.33%	14.50%
FIRREA minimum required capital:
Amount	$179,509	$359,018	N/A	$727,541
Capital ratio	1.50%	3.00%	N/A	8.00%
Excess	$672,245	$492,736	N/A	$591,007
FDICIA well capitalized required capital:
Amount	N/A	$598,363	$545,656	$909,427
Capital ratio	N/A	5.00%	6.00%	10.00%
Excess	N/A	$253,391	$303,078	$409,121
December 31, 2002
Actual Capital:
Amount	$728,631	$728,631	$655,142	$1,143,345
Capital ratio	6.43%	6.43%	7.67%	13.38%
FIRREA minimum required capital:
Amount	$169,991	$339,981	N/A	$683,481
Capital ratio	1.50%	3.00%	N/A	8.00%
Excess	$558,640	$388,650	N/A	$459,864

			Tier 1
	Tangible	Core	Risk-Based	Risk-Based
	Capital	Capital	Capital	Capital

	(Dollars in thousands)
FDICIA well capitalized required capital:
Amount	N/A	$566,635	$512,611	$854,351
Capital ratio	N/A	5.00%	6.00%	10.00%
Excess	N/A	$161,996	$142,531	$288,994
December 31, 2001
Actual Capital:
Amount	$602,491	$602,491	$602,491	$841,144
Capital ratio	7.29%	7.29%	8.49%	11.86%
FIRREA minimum required capital:
Amount	$123,957	$247,915	N/A	$567,523
Capital ratio	1.50%	3.00%	N/A	8.00%
Excess	$478,534	$354,576	N/A	$273,621
FDICIA well capitalized required capital:
Amount	N/A	$413,192	$425,642	$709,404
Capital ratio	N/A	5.00%	6.00%	10.00%
Excess	N/A	$189,299	$176,849	$131,740
December 31, 2000
Actual Capital:
Amount	$533,571	$533,571	$533,571	$780,317
Capital ratio	8.03%	8.03%	8.32%	12.16%
FIRREA minimum required capital:
Amount	$99,664	$199,327	N/A	$513,242
Capital ratio	1.50%	3.00%	N/A	8.00%
Excess	$433,907	$334,244	N/A	$267,075
FDICIA well capitalized required capital:
Amount	N/A	$332,212	$384,931	$641,552
Capital ratio	N/A	5.00%	6.00%	10.00%
Excess	N/A	$201,359	$148,640	$138,765

      The following table reconciles the Bank’s capital in accordance with GAAP to the Bank’s tangible, core and risk-based capital:

	September 30,	December 31,

	2003	2002	2001	2000

	(Dollars in thousands)
Bank shareholder’s equity — GAAP basis	$638,259	$532,902	$472,132	$462,226
Plus: net unrealized losses	89,127	94,220	52,214	14,816
Plus: minority interest in equity of subsidiaries	124,525	101,666	78,261	56,644
Less: non-permissible activities	(157)	(157)	(116)	(115)

Total tangible and core capital	851,754	728,631	602,491	533,571
Adjustments for risk-based capital:
Subordinated debentures(1)	355,129	380,314	149,554	166,497
General loan valuation allowance(2)	114,685	107,889	89,099	80,249
Low-level recourse deduction	(3,020)	(73,489)

Risk-based capital	$1,318,548	$1,143,345	$841,144	$780,317

(1)	Excludes capitalized discounts and issue costs.

(2)	Limited to 1.25% of risk-weighted assets.

      We manage the Bank to higher internal capital targets than the standards defined by FDICIA for qualification as “well capitalized” because, among other reasons, many of the automobile contracts we originate possess one or more of the factors identified by the OTS as factors indicative of subprime loans. See “Risk Factors — Risks Related to Regulatory Factors — OTS guidance regarding subprime lending may affect the Bank’s capital requirements.” Starting in the fifth year prior to maturity, 20% per year of the principal amount of subordinated debentures outstanding can no longer be included as Tier II capital. As a result, we will need to replace that capital in order to maintain the current capital levels of the Bank. Capital can be increased through increases in retained earnings and from the issuance of equity and new subordinated debentures. In addition, the amount of capital required can be reduced through sales of assets.

Quantitative and Qualitative Disclosure About Market Risk

      Fluctuations in interest rates and early prepayment of contracts are the primary market risks facing us. Our Credit and Pricing Committee is responsible for setting credit and pricing policies and for monitoring credit quality. Our Asset/ Liability Committee is responsible for the management of interest rate and prepayment risks. Asset/liability management is the process of measuring and controlling interest rate risk through matching the maturity and repricing characteristics of interest earning assets with those of interest bearing liabilities.

      The Asset/ Liability Committee closely monitors interest rate and prepayment risks and recommends policies for managing such risks. The primary measurement tool for evaluating this risk is the use of interest rate shock analysis. This analysis simulates the effects of an instantaneous and sustained change in interest rates (in increments of 100 basis points) on our assets and liabilities and measures the resulting increase or decrease to our net portfolio value, also known as NPV. NPV is the discounted value of the future cash flows (or “paths” of cash flows in the presence of options based on volatility assumptions and an arbitrage free Monte Carlo simulation method to achieve the current market price) of all assets minus all liabilities whose value is affected by interest rate changes plus the book value of non-interest rate sensitive assets minus the book value of non-interest rate sensitive liabilities. It should be noted that shock analysis is objective but not entirely realistic in that it assumes an instantaneous and isolated set of events. The NPV ratio is the ratio of the NPV to the market value of our assets as calculated above. In general, an increase in interest rates would more adversely affect our NPV than would a decrease in interest rates.

      Another important measurement of our interest rate risk is “GAP” analysis. GAP is defined as the difference between the amount of interest sensitive assets that reprice versus the amount of interest sensitive liabilities that also reprice within a defined period of time. We have more interest sensitive liabilities rather than assets repricing in shorter term maturity buckets and more interest sensitive assets rather than liabilities repricing in longer term maturity buckets.

      The Asset/ Liability Committee monitors our hedging activities to ensure that the value of hedges, their correlation to the loans being hedged and the amounts being hedged continue to provide effective protection against interest rate risk. The amount and timing of hedging transactions are determined by our senior management based upon the monitoring activities of the Asset/ Liability Committee. As a result of our approach to interest rate risk management and our hedging strategies, we do not anticipate that changes in interest rates will materially affect our results of operations or liquidity, although we can provide no assurance in this regard.

      The following table summarizes our maturity GAP position:

	Interest Rate Sensitivity Analysis at September 30, 2003

	Within	3 Months	1 Year to	3 Years to	After
	3 Months	to 1 Year	3 Years	5 Years	5 Years	Total

	(Dollars in thousands)
Interest earning assets:
Investment securities	$7,634		$50,000			$57,634
Other investments	209,187	$310				209,497
Mortgage-backed securities	449,732	764,174	992,832	$294,472	$162,946	2,664,156

Total investments	666,553	764,484	1,042,832	294,472	162,946	2,931,287
Consumer loans(1)	808,922	3,081,020	4,999,576	1,723,125	46,017	10,658,660
Mortgage loans:
Adjustable rate(2)	184,866	27,304				212,170
Fixed rate(2)	1,396	3,509	11,061	1,324	1,356	18,646
Construction loans(2)	15,716					15,716
Commercial loans(2)	104,921	675	69			105,665

Total interest earning assets	1,782,374	3,876,992	6,053,538	2,018,921	210,319	13,942,144
Interest bearing liabilities:
Deposits:
Passbook accounts(3)	705	2,482	3,639			6,826
Demand deposit and money market accounts(3)	174,541	295,023	397,784			867,348
Certificate accounts(4)	344,308	520,611	48,323	4,508		917,750
Notes payable on automobile secured financing(4)	2,973,465	2,582,027	3,685,931	866,780		10,108,203
Securities sold under agreements to repurchase(4)	245,844					245,844
FHLB advances(4)	381,000				2,676	383,676
Subordinated debentures(4)				99,863	294,631	394,494
Other borrowings(4)	9,162					9,162

Total interest bearing liabilities	4,129,025	3,400,143	4,135,677	971,151	297,307	12,933,303

Excess interest earning/ bearing assets (liabilities)	(2,346,651)	476,849	1,917,861	1,047,770	(86,988)	1,008,841
Effect of hedging activities(5)	2,409,031	(530,300)	(1,111,078)	(323,153)	(444,500)

Hedged excess (deficit)	$62,380	$(53,451)	$806,783	$724,617	$(531,488)	$1,008,841

Cumulative excess	$62,380	$8,929	$815,712	$1,540,329	$1,008,841	$1,008,841

Cumulative excess as a percentage of total interest earning assets	0.45%	0.06%	5.85%	11.05%	7.24%	7.24%

(1)	Based on contractual maturities adjusted by our historical prepayment rate.

(2)	Based on interest rate repricing adjusted for projected prepayments.

(3)	Based on assumptions established by the OTS.

(4)	Based on contractual maturity.

(5)	Includes effect of interest rate swaps designated against deposits and securities sold under agreements to repurchase.

BUSINESS

General

      We are a diversified financial services holding company that provides automobile lending services through our second-tier subsidiary, WFS, and retail and commercial banking services through our wholly owned subsidiary, the Bank. The Bank currently owns 84% of the capital stock of WFS.

Automobile Lending Operations

      We are one of the nation’s largest independent automobile finance companies with over 30 years of experience in the automobile finance industry. We believe the automobile finance industry is the second largest consumer finance industry in the United States with over $895 billion of loan and lease originations during 2002. We originate new and pre-owned automobile contracts through our relationships with approximately 8,000 franchised and independent automobile dealers nationwide. We originated $4.6 billion of contracts during the nine months ended September 30, 2003 and owned a portfolio of $10.5 billion contracts at September 30, 2003.

      For the nine months ended September 30, 2003, approximately 32% of our contract originations were for the purchase of new automobiles and approximately 68% of our contract originations were for the purchase of pre-owned automobiles. Approximately 83% of our contract originations were what we refer to as prime contracts and approximately 17% of our contract originations were what we refer to as non-prime contracts. Our determination of whether a contract is categorized as prime, non-prime or other is based on a number of factors including the borrower’s credit history and our expectation of credit loss.

      We underwrite contracts through a credit approval process that is supported and controlled by a centralized, automated front-end system. This system incorporates proprietary credit scoring models and industry credit scoring models and tools, which enhance our credit analysts’ ability to tailor each contract’s pricing and structure to maximize risk-adjusted returns. We believe that as a result of our sophisticated credit and underwriting systems, we are able to earn attractive risk-adjusted returns on our contracts. For the trailing twelve months ended September 30, 2003, the average net interest spread on our automobile contract originations was 7.77% and the net interest spread on our managed automobile portfolio was 6.67% while net credit losses averaged 2.77% for the same period.

      We structure our business to minimize operating costs while providing high quality service to our dealers. Those aspects of our business that require a local market presence are performed on a decentralized basis in our 40 offices. All other operations are centralized. We fund our purchases of contracts, on an interim basis, with deposits raised through our banking operations, which are insured by the FDIC, and other borrowings. For long-term financing, we issue automobile contract asset-backed securities. Since 1985, we have sold or securitized over $33 billion of contracts in 60 public offerings of asset-backed securities, making us the fourth largest issuer of such securities in the nation. We have employed a range of securitization structures and our most recent $1.7 billion issuance of asset-backed securities was structured as a surety-wrapped transaction with a weighted average interest rate of 2.66%.

      The following table presents a summary of our automobile contracts purchased:

	For the Nine Months
	Ended September 30,		For the Year Ended December 31,

	2003	2002	2002	2001	2000

	(Dollars in thousands)
New vehicles	$1,462,024	$1,199,312	$1,548,372	$1,208,753	$1,028,394
Pre-owned vehicles	3,160,047	3,005,406	3,867,362	3,654,526	3,190,833

Total volume	$4,622,071	$4,204,718	$5,415,734	$4,863,279	$4,219,227

Prime automobile contracts	$3,829,825	$3,335,984	$4,346,212	$3,675,351	$2,900,960
Non-prime automobile contracts	792,246	868,734	1,069,522	1,187,928	1,318,267

Total volume	$4,622,071	$4,204,718	$5,415,734	$4,863,279	$4,219,227

Bank Operations

      The primary focus of our banking operations is to generate diverse, low-cost funds to provide the liquidity needed to fund our acquisition of contracts. The Bank has the ability to raise significant amounts of liquidity by attracting both short-term and long-term deposits from the general public, commercial enterprises and institutions by offering a variety of accounts and rates. These funds are generated through the Bank’s retail and commercial banking divisions. The Bank also may raise funds by obtaining advances from the FHLB, selling securities under agreements to repurchase and utilizing other borrowings. The Bank’s retail banking division serves the needs of individuals and small businesses by offering a broad range of products through 18 retail branches located throughout Southern California. The Bank’s commercial banking division focuses on medium-sized businesses in Southern California. At September 30, 2003, the total deposits gathered by both the retail and commercial banking divisions were $2.0 billion. Approximately 88% of these accounts were demand deposits, money market accounts and certificate of deposit accounts under $100,000 in principal, which we believe represents a stable and attractive source of funding.

      The Bank also invests deposits generated by its retail and commercial banking divisions in mortgage-backed securities. Our investment in mortgage-backed securities, together with the cash balances that we maintain, create a significant liquidity portfolio that provides us with additional funding security. Net interest income from Bank operations totaled $21.7 million and $43.1 million for the nine months ended September 30, 2003 and 2002, respectively. Net interest income totaled $57.0 million, $45.7 million and $26.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. Net interest income from Bank operations represented 4% and 10% of our total net interest income on a consolidated basis for the nine months ended September 30, 2003 and 2002. Net interest income from Bank operations represented 9%, 10% and 21% of our total net interest income for the years ended December 31, 2002, 2001 and 2000, respectively.

The History of Westcorp

      Western Thrift & Loan Association, a California-licensed thrift and loan association, was founded in 1972. In 1973, Western Thrift Financial Corporation was formed as the holding company for Western Thrift & Loan Association. It later changed its name to Westcorp. In 1982, Westcorp acquired Evergreen Savings and Loan Association, a California-licensed savings and loan association, which became its wholly owned subsidiary. The activities of Western Thrift & Loan Association were merged into Evergreen Savings and Loan Association in 1982, and Evergreen Savings and Loan Association’s name was changed ultimately to Western Financial Bank.

      Western Thrift & Loan Association was involved in automobile finance activities from its incorporation until its merger with Evergreen Savings and Loan Association. Since such time, the Bank continued the automobile finance activities of Western Thrift & Loan Association. In 1988, Westcorp Financial Services, Inc. was incorporated as a wholly owned consumer finance subsidiary of the Bank to provide non-prime automobile finance services, a market not serviced by the Bank’s automobile finance division.

      In 1995, the Bank transferred its automobile finance division to Westcorp Financial Services, Inc., which changed its name to WFS Financial Inc. In connection with that restructuring, the Bank transferred to WFS all assets relating to its automobile finance division, including the contracts held on balance sheet and all interests in the excess spread payable from outstanding securitization transactions. The Bank also transferred all of the outstanding stock of WFS Financial Auto Loans, Inc., also known as WFAL, and WFAL2, the securitization entities, thereby making these companies subsidiaries of WFS. In 1995, WFS sold approximately 20% of its shares in a public offering. At September 30, 2003, the Bank owned 84% of the common stock of WFS.

      On July 17, 2002, Westcorp announced a proposal, authorized by a special committee of Westcorp’s independent directors, to combine Westcorp and WFS, whereby the public holders of WFS common stock would have received, in exchange for their shares of WFS common stock, shares of Westcorp common stock. On September 26, 2002, Westcorp withdrew the proposal and terminated discussions with the independent director special committee of WFS because the special committees were unable to reach an agreement on a mutually acceptable exchange ratio for the proposed transaction. Westcorp continues to evaluate its overall corporate structure, including the merits of a potential combination with or other alternatives involving WFS that, if consummated, could affect the shareholders of Westcorp depending upon the structure of the transaction and consideration received.

Market and Competition

      The automobile finance industry is generally segmented according to the type of vehicle sold (new versus pre-owned) and the credit characteristics of the borrower (prime, non-prime or subprime). Based upon industry data, we believe that during 2002, prime, non-prime and subprime loan originations in the United States were $600 billion, $160 billion and $135 billion, respectively. The United States captive automobile finance companies, General Motors Acceptance Corporation, Ford Motor Credit Company and Chrysler Credit Corporation, account for approximately 39% of the automobile finance market. We believe that the balance of the market is highly fragmented and that no other market participant has greater than a 6% market share. Other market participants include the captive automobile finance companies of other manufacturers, banks, credit unions, independent automobile finance companies and other financial institutions.

      Our dealer servicing and underwriting capabilities and systems enable us to compete effectively in the automobile finance market. Our ability to compete successfully depends largely upon our strong personal relationships with dealers and their willingness to offer us contracts that meet our underwriting criteria. These relationships are fostered by the promptness with which we process and fund contracts, as well as the flexibility and scope of the programs we offer. We purchase the full spectrum of prime and non-prime contracts secured by both new and pre-owned vehicles.

      The competition for contracts available within the prime and non-prime credit quality contract spectrum is more intense when the rate of automobile sales declines. Although we have experienced consistent growth for many years, we can give no assurance that we will continue to do so. Several of our competitors have greater financial resources than we have and may have a lower cost of funds. Many of our competitors also have longstanding relationships with automobile dealers and may offer dealers or their customers other forms of financing or services not provided by us. The finance company that provides floor planning for the dealer’s inventory is ordinarily one of the dealer’s primary sources of financing for automobile sales. We do not currently provide financing on dealers’ inventories. We also must compete with dealer interest rate subsidy programs offered by the captive automobile finance companies. However, these programs are not generally offered on pre-owned vehicles and are limited to certain models or loan terms that may not be attractive to many new automobile purchasers.

      Competition in the retail banking business comes primarily from commercial banks, credit unions, savings and loan associations, mutual funds and corporate and government securities markets. Many of the nation’s largest savings and loan associations and other depository institutions have locations in Southern California. We compete for deposits primarily on the basis of interest rates paid and the quality of service provided to our customers. We do not rely on any individual, group or entity for a material portion of our deposits.

      Competition in the commercial banking business comes primarily from other commercial banks that maintain a presence in Southern California. In general, many commercial banks are more sizable institutions with larger lending capacities and depository services. We have differentiated ourselves by providing high quality service, local relationship management, prompt credit decisions and competitive rates on both loans and depository products.

Our Business Strategy

      Our business objective is to maximize long-term profitability by efficiently purchasing and servicing prime and non-prime contracts that generate strong and consistent risk-adjusted returns. We achieve this objective by employing our business strategy, which includes the following key elements:

•	produce consistent growth through our strong dealer relationships;

•	price contracts to maximize risk-adjusted returns by using advanced technology and experienced underwriters;

•	create operating efficiencies through technology and best practices;

•	generate low cost liquidity through diverse funding sources, including positive operating cash flows; and

•	record high quality earnings and maintain a conservative, well-capitalized balance sheet.

Produce Consistent Growth Through Our Strong Dealer Relationships

      Over the past five years, we have experienced a compounded annual growth rate in contract purchases of 19%. We provide a high degree of personalized service to our dealer base by marketing, underwriting and purchasing contracts on a local level. Our focus is to provide each dealer superior service by providing a single source of contact to meet the dealer’s prime and non-prime financing needs. We believe that the level of our service surpasses that of our competitors by making our business development representatives available any time a dealer is open, making prompt credit decisions, negotiating credit decisions within available programs by providing structural alternatives and funding promptly.

	For the Nine
	Months Ended
	September,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Dollars in thousands)
Total automobile contract portfolio managed	$10,475,948	$9,269,265	$9,389,974	$8,152,882	$6,818,182	$5,354,385	$4,367,099
Percentage growth	13.0%	16.2%	15.2%	19.6%	27.3%	22.6%
Total automobile contract originations	$4,622,071	$4,204,718	$5,415,734	$4,863,279	$4,219,227	$3,340,146	$2,670,696
Percentage growth	9.9%	12.6%	11.4%	15.3%	26.3%	25.1%

      Growth of originations is primarily through increased dealer penetration. We intend to increase contract purchases from our current dealer base as well as develop new dealer relationships. Prior to 1995, we originated contracts in seven, primarily western, states. Subsequently, we increased our geographic penetration nationwide. Although our presence is well-established throughout the country, we believe that we still have opportunities to build market share, especially in those states that we entered since 1994. In addition, we have improved our dealer education and delivery systems in order to increase the ratio of contracts purchased to the number of applications received from a dealer, thereby improving the efficiency of our dealer relationships. We are also seeking to increase contract purchases through new dealer programs targeting high volume, multiple location dealers. These programs focus on creating relationships with dealers to achieve higher contract originations and improving efficiencies. On a limited basis, we also originate loans directly from consumers and purchase loans from other automobile finance companies. Additionally, we continue to explore other distribution channels, including the Internet. In December 2001, we acquired an interest in DealerTrack Holdings, Inc., also known as DealerTrack, an Internet business-to-business portal that brings together finance companies and dealers. DealerTrack has signed up 40 finance companies and 22,900 dealers. As of September 30, 2003, we owned approximately 6.4% of DealerTrack. Currently, approximately 70% of our applications are processed through DealerTrack.

      We are the largest originator of pre-owned automobile contracts in California. Our leading market share in California provides us with economies of scale, thereby enabling us to earn a higher risk adjusted margin in this market. We are seeking to expand our market shares in other states to achieve similar economies of scale.

Price Automobile Contracts to Maximize Risk-Adjusted Returns by Using Advanced Technology and Experienced Underwriters

      Quality underwriting and servicing are essential to effectively assess and price for risk and to maximize risk-adjusted returns. We rely on a combination of credit scoring models, system-controlled underwriting policies and the judgment of our trained credit analysts to make risk-based credit and pricing decisions. We use credit scoring to differentiate applicants and to rank order credit risk in terms of expected default probability. Based upon this statistical assessment of credit risk, the underwriter is able to appropriately tailor contract pricing and structure.

      To achieve the return anticipated at origination, we have developed a disciplined behavioral servicing process for the early identification and cure of delinquent contracts and for loss mitigation. In addition, we provide credit and profitability incentives to our associates to make decisions consistent with our underwriting policies by offering bonuses based both on individual and company performance.

      The following table shows the improvement in risk adjusted margins on contracts originated over the past several years:

	For the Nine
	Months Ended
	September 30,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

Weighted average coupon(1)	10.10%	11.57%	11.35%	12.74%	13.95%	13.57%	13.44%
Interest on borrowings(1)	2.63	3.94	3.74	5.37	6.74	6.08	5.89

Net interest margins	7.47	7.63	7.61	7.37	7.21	7.49	7.55
Credit losses(2)	2.59	2.56	2.77	2.27	1.91	2.13	3.42

Risk-adjusted margins	4.88%	5.07%	4.84%	5.10%	5.30%	5.36%	4.13%

(1)	Represents the rate on contracts originated during the periods indicated.

(2)	Represents the rate on managed automobile contracts during the periods indicated.

Create Operating Efficiencies Through Technology and Best Practices

      Since 1997, we have evaluated all aspects of our operations in order to streamline processes and employ best practices throughout the organization. Our key technology systems implemented through this process include:

•	automated front-end loan origination system that calculates borrower ratios, maintains lending parameters and approval limits, accepts electronic applications and directs applications to the appropriate credit analyst, all of which have reduced the cost of receiving, underwriting and funding contracts;

•	custom designed proprietary scoring models that rank order the risk of loss occurring on a particular contract;

•	behavioral delinquency management system, which improves our ability to queue accounts according to the level of risk, monitor collector performance and track delinquent automobile accounts;

•	centralized and upgraded borrower services department, which includes remittance processing, interactive voice response technology and direct debit services;

•	centralized imaging system that provides for the electronic retention and retrieval of account records; and

•	data warehouse that provides analytical tools necessary to evaluate performance of our portfolio by multiple dimensions.

      As a result of these efforts, we have reduced our automobile operating costs as a percent of managed automobile contracts to 2.4% during the nine months ended September 30, 2003 from a high of 4.3% during the second quarter of 1998. We have substantially completed the implementation of our loan systems and major changes to business practices. We will, however, continue to evaluate new technology and best practices to further improve our operating efficiencies.

Generate Low Cost Liquidity Through Positive Operating Cash Flows and Diverse Funding Sources

      Cash flows from our automobile operations provide a significant source of liquidity for us. We are able to raise additional liquidity through the asset-backed securities market. Our most recent issuance of $1.7 billion of asset-backed securities was structured as a surety-wrapped transaction with a weighted average interest rate of 2.66%. Over the last twelve months we have had an average of approximately $606 million of unencumbered automobile contracts on our balance sheet. Securitizing or warehousing these assets would also provide a further source of liquidity. We accessed the unsecured markets in May

2002 and issued $300 million of 9.625% senior/subordinated debt. In addition, the Bank provides liquidity through its retail and commercial banking divisions in the form of deposits. At September 30, 2003, the Bank also had a $2.7 billion mortgage-backed securities portfolio that it can use to obtain advances from the FHLB and securities repurchase agreements. These significant and diverse sources of funds provide us with additional funding security.

Record High Quality Earnings and Maintain a Conservative, Well-Capitalized Balance Sheet

      Presenting high quality earnings and maintaining a conservative and well-capitalized balance sheet have been our focus since our founding in 1972. We believe that this strategy ensures success over the long term rather than providing extraordinary short-term results. Components of this strategy include accounting for our automobile securitizations as secured financings, rather than sales, maintaining appropriate allowances for credit losses and holding strong regulatory capital levels.

      Since March 2000, we have structured our automobile contract securitizations as secured financings. By accounting for these securitizations as secured financings, the contracts and asset-backed notes issued remain on our balance sheet with the earnings of the contracts in the trust and the related financing costs reflected over the life of the underlying pool of contracts as net interest income on our Consolidated Statements of Income. Additionally, no RISA is recorded on the balance sheet with a corresponding non-cash gain on sale. The RISA must be written off over the life of a securitization. This asset is subject to impairment if assumptions made about the performance of a securitization are not realized. At December 31, 2002, the RISA created from asset-backed securities issued prior to April 2000 had been fully amortized. This compares with a high of $181 million or 30% of equity, net of tax, in 1997.

      Our allowance for credit losses was $298 million at September 30, 2003 compared with $269 million, $178 million and $104 million at December 31, 2002, 2001 and 2000, respectively. The increase in the allowance for credit losses was the result of a higher level of automobile contracts held on balance sheet as well as higher chargeoffs related to a slowing economy. The allowance for credit losses as a percentage of owned loans outstanding was 2.7% at September 30, 2003 compared with 2.9%, 2.4% and 2.1% at December 31, 2002, 2001 and 2000, respectively. Based on the analysis we performed related to the allowance for credit losses as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies,” we believe that our allowance for credit losses is currently adequate to cover probable losses in our loan portfolio that can be reasonably estimated.

Operations

Automobile Lending

Locations

      We currently originate contracts nationwide through our 40 offices. Each regional business center manager is accountable for the performance of contracts originated in that office throughout the life of the contracts, including acquisition, underwriting, funding and collection. We have two national service centers located in California and Texas with functions including data verification, records management, remittance processing, customer service call centers, automated dialers and asset recovery. We also maintain three regional bankruptcy and remarketing centers. Our corporate offices are located in Irvine, California.

Business Development

      Our business development representatives are responsible for improving our relationship with existing dealers and enrolling and educating new dealers to increase the number of contracts originated. Business development managers within each regional business center provide direct management oversight to each business development representative. In addition, the director of sales and marketing provides oversight management to ensure that all business development managers and representatives are following overall corporate guidelines.

      Business development representatives target selected dealers within their territory based upon volume, potential for business, financing needs of the dealers, and competitors that are doing business with such dealers. Before we decide to do business with a new dealer, we perform a review process of the dealer and its business. If we then determine to proceed, we enter into a non-exclusive dealership agreement with the dealer. This agreement contains certain representations regarding the contracts the dealer will sell to us. Due to the non-exclusive nature of our relationship with dealers, the dealers retain discretion to determine whether to sell contracts to us or another financial institution. The business development representative is responsible for educating the dealers’ finance managers about the types of contracts that meet our underwriting standards. This education process helps to ensure that we minimize the number of applications we receive that are outside of our underwriting guidelines, thereby increasing our efficiency and lowering our overall cost to originate contracts.

      After this relationship is established, the business development representative continues to actively monitor the relationship with the objective of maximizing the overall profitability of each dealer relationship within his or her territory. This includes ensuring that a significant number of approved applications received from each dealer are actually converted into contracts by us, ensuring that the type of contracts received meets our underwriting standards, monitoring the risk-based pricing of contracts acquired and reviewing the actual performance of the contracts purchased. To the extent that a dealer does not meet our minimum conversion ratio, lending volume standards or overall profitability, the dealer may be precluded from sending us applications in the future. For the trailing 12 months ended September 30, 2003 our dealer base increased to approximately 8,000, primarily as a result of us expanding our nationwide presence. Our increase in volume is the result of this increase in our dealer base, in addition to funding more contracts from our existing dealers.

Underwriting and Purchasing of Automobile Contracts

      The underwriting process begins when an application is sent to us via the Internet or faxed to our data entry service provider. During 2002, we outsourced our data entry process to a third-party provider to maximize efficiencies and reduce our costs due to the decreased volume of applications received via fax. Internet applications are automatically loaded into our front-end underwriting computer system. Our data entry service provider enters the applicant information from faxed applications into our front-end system. Once the application is in the front-end system, the system automatically obtains credit bureau information on the applicant and calculates our proprietary credit score.

      We use credit scoring to differentiate credit applicants and to rank order credit risk in terms of expected default probabilities. This enables us to tailor contract pricing and structure according to our statistical assessment of credit risk. For example, a consumer with a lower score would indicate a higher probability of default; therefore, we would structure and price the transaction to compensate for this higher default risk. Multiple scorecards are used to accommodate the full spectrum of contracts we purchase. In addition to a credit score, the system highlights certain aspects of the credit application that have historically impacted the credit worthiness of the borrower.

      Credit analysts are responsible for properly structuring and pricing deals to meet our risk-based criteria. They review the information, structure and price of an application and determine whether to approve, decline or make a counteroffer to the dealer. Each credit analyst’s lending levels and approval authorities are established based on the individual’s credit experience and portfolio performance, credit manager audit results and quality control review results. Higher levels of approvals are required for higher credit risk and are controlled by system driven parameters and limits. System driven controls include limits on interest rates, contract terms, contract advances, payment to income ratios, debt to income ratios, collateral values and low side overrides.

      Once adequate approval has been received, the computer system automatically sends a response to the dealer through the Internet or via fax with our credit decision, specifying approval, denial or conditional approval. Conditional approval is based upon modification to the structure, such as an increase in the down payment, reduction of the term, or the addition of a co-signer. As part of the approval process, the system or the credit analyst may require that some of the information be verified, such as the applicant’s income, employment, residence or credit history. The system increases efficiency by automatically denying approval in certain circumstances without additional underwriting being performed. These automated notices are controlled by parameters, set by us, consistent with our credit policy.

      If the dealer accepts the terms of the approval, the dealer is required to deliver the necessary documentation for each contract to us. Our funding group audits such documents for completeness and consistency with the application and provides final approval and funding of the contract. A direct deposit is made or a check is prepared and promptly sent to the dealer for payment. The dealer’s proceeds may include dealer participation for consideration of the acquisition of the contract. The completed contract file is then forwarded to our records center for imaging.

      Under the direction of the Credit and Pricing Committee, the Chief Credit Officer oversees credit risk management, sets underwriting policy, monitors contract pricing, tracks compliance to underwriting policies and re-underwrites select contracts. If re-underwriting statistics are unacceptable, a portion of quarterly incentives are forfeited by the office that originated the contracts. Our internal quality control group reviews contracts on a statistical sampling basis to ensure adherence to established lending guidelines and proper documentation requirements. Credit managers within each regional business center provide direct management oversight to each credit analyst. In addition, the Chief Credit Officer provides oversight management to ensure that all credit managers and analysts are following overall corporate guidelines.

      The following table sets forth information for contracts originated, contracts managed and number of dealers in states in which we operate our business:

	Loan Originations		Loan Originations
	For the Nine Months Ended		For the Twelve Months Ended			At September 30, 2003
	September 30,		December 31,
						Servicing	Number of
State	2003	2002	2002	2001	2000	Portfolio	Dealers(1)

California	$1,726,788	$1,637,854	$2,091,347	$1,928,371	$1,680,814	$3,983,433	3,055
Washington	296,488	234,694	310,189	216,003	186,078	560,008	558
Arizona	232,972	218,369	283,528	324,299	277,217	568,880	468
Colorado	201,329	156,142	200,153	123,788	130,247	371,032	333
Oregon	159,469	166,658	214,683	196,292	158,944	356,972	506
Texas	146,476	133,434	171,761	181,651	158,138	357,197	840
Ohio	124,942	138,037	171,109	174,040	165,860	353,288	797
Virginia	123,134	97,097	123,403	99,056	97,997	264,503	434
North Carolina	118,305	114,451	144,859	138,956	106,664	290,692	496
Nevada	109,360	103,288	131,094	105,747	101,311	247,814	165
Illinois	109,258	77,512	104,576	93,709	76,020	220,252	538
Idaho	101,174	79,442	102,475	77,184	48,639	193,534	200
Florida	99,015	124,029	147,931	184,289	175,341	306,445	716
Michigan	86,520	62,456	82,542	67,905	52,489	172,192	359
New York	83,902	43,730	63,519	29,801	5,097	134,910	278
Georgia	78,370	59,201	77,294	82,352	71,341	181,303	430
Maryland	77,333	43,114	62,145	41,286	36,431	141,908	247
Tennessee	70,961	66,471	86,228	83,892	68,955	176,616	314
South Carolina	70,799	107,930	145,892	129,963	91,246	239,703	279
Missouri	60,845	52,828	70,070	57,883	64,372	138,097	358
Utah	58,988	69,930	84,897	77,321	63,531	139,347	284
Massachusetts	51,582	28,341	39,086	27,778	22,126	87,399	179
New Jersey	42,909	31,943	42,210	28,280	26,552	88,602	204
Wisconsin	40,628	34,696	44,318	40,826	37,439	85,039	214
Pennsylvania	38,072	39,886	50,699	46,122	39,317	96,623	384
Indiana	37,660	25,093	37,904	36,739	26,759	83,708	235
Alabama	34,702	29,166	36,570	31,967	49,053	83,138	221
Minnesota	33,440	20,279	29,708	18,240	11,156	56,788	103
Delaware	25,614	19,566	26,697	26,173	23,709	60,446	63
New Hampshire	25,536	18,441	24,275	10,563	7,157	43,838	87
Connecticut	25,469	18,580	22,928	11,508	13,638	48,917	99
New Mexico	25,350	17,699	23,930	24,146	9,469	48,895	112
Kansas	19,903	14,813	19,448	21,533	22,683	43,918	131
Kentucky	16,194	35,184	41,754	41,526	34,658	67,232	193
Iowa	15,698	15,876	20,552	9,228	13,027	33,318	99
Oklahoma	11,173	21,869	27,390	25,065	16,318	39,916	89
Mississippi	8,892	14,422	18,051	19,691	17,434	35,750	96
Nebraska	7,337	8,016	9,824	5,248	5,427	15,852	50
Wyoming	6,489	10,712	12,507	6,918	5,114	16,382	38
West Virginia	6,020	6,954	9,447	11,930	16,763	20,963	89
South Dakota	3,748	3,249	3,843	2,078		6,190	13
Rhode Island	3,712	2,889	4,385	2,947	2,642	8,377	30
Maine	3,029	356	492	985	2,054	3,874	17
Montana	2,194					1,972	2
Vermont	292	21	21			254	4
Hawaii						431	28

Total	$4,622,071	$4,204,718	$5,415,734	$4,863,279	$4,219,227	$10,475,948	14,435

(1)	Represents number of dealers from which contracts were originated that remain outstanding in our servicing portfolio at September 30, 2003.

Servicing of Automobile Contracts

      We service all of the contracts we purchase, both those held by us and those sold in automobile securitizations. The servicing process includes collecting and processing payments, responding to borrower inquiries, maintaining the security interest in the vehicle, maintaining physical damage insurance coverage and repossessing and selling collateral when necessary. During the second quarter of 2000, we implemented a new decision support system that incorporates behavioral scoring models. Additionally, in the second quarter of 2001, we began purchasing credit bureau information on all borrowers, which is updated each quarter. These three tools allow us to continually seek the most efficient and effective collection methods.

      We use monthly billing statements to serve as a reminder to borrowers as well as an early warning mechanism in the event a borrower has failed to notify us of an address change. Payments received in the mail or through our offices are processed by our centralized remittance processing center. To expedite the collection process, we accept payments from borrowers through automated payment programs including Internet banking, direct debits and third party payment processing services. Our customer service center uses interactive voice response technology to answer routine account questions and route calls to the appropriate service counselor.

      Our fully integrated servicing, decision and collections system automatically forwards accounts to our automated dialer or regional collection centers based on the assessed risk of default or loss. Account assessment poses several courses of action, including delaying collection activity based on the likelihood of self curing, directing an account to the automated dialer for a predetermined number of days before forwarding it to a regional collections office, or directly forwarding to a loan service counselor in the regional office for accelerated collection efforts as early as seven days past due. This process balances the efficiency of centralized collection efforts with the effectiveness of decentralized personalized collection efforts. Our systems track delinquencies and chargeoffs, monitor the performance of our collection associates and assist in delinquency forecasting. To assist in the collection process, we can access original documents through our imaging system, which stores all the documents related to each contract. We limit deferments to a maximum of three over the life of the contract and rarely rewrite contracts.

      If satisfactory payment arrangements are not made, the automobile is generally repossessed within 60 to 90 days of the date of delinquency, subject to compliance with applicable law. We use independent contractors to perform repossessions. The automobile remains in our custody for 10 days, or longer if required by local law, to provide the obligor the opportunity to redeem the automobile. If after the redemption period the delinquency is not cured, we write down the vehicle to fair value and reclassify the contract as a repossessed asset. After the redemption period expires, we prepare the automobile for sale. We sell substantially all repossessed automobiles through wholesale automobile auctions, subject to applicable law. We do not provide the financing on repossessions sold. We use regional remarketing departments to sell our repossessed vehicles. Once the vehicles are sold, we charge off any remaining deficiency balances. At September 30, 2003, repossessed automobiles outstanding managed by us were $11.0 million or 0.11% of the total managed contract portfolio compared with $16.4 million or 0.18%, $7.6 million or 0.09% and $6.2 million or 0.09% of the total managed contract portfolio at December 31, 2002, 2001 and 2000, respectively.

      It is our policy to charge off an account when it becomes contractually delinquent by 120 days, except for accounts that are in Chapter 13 bankruptcy, even if we have not yet repossessed the vehicle. At the time that a contract is charged off, all accrued interest is reversed. After chargeoff, we collect deficiency balances through our centralized asset recovery center. These efforts include contacting the borrower directly, seeking a deficiency judgment through a small claims court or instituting other judicial action where necessary. In some cases, particularly where recovery is believed to be less likely, the account may be assigned to a collection agency for final resolution. For those accounts that are in Chapter 13 bankruptcy and contractually past due 120 days, we reverse all accrued interest and recognize income on a cash basis. Additionally, we mark down such contracts to fair value.

Retail Banking

      Our retail banking operations are conducted through 18 branch offices located throughout Southern California. The total deposits gathered by the retail banking division were $1.3 billion at September 30, 2003 compared with $1.4 billion, $2.1 billion and $2.5 billion at December 31, 2002, 2001 and 2000, respectively. Due to our limited number of branch offices, we have historically focused on certificate of deposit accounts as the primary product offered by the retail banking division.

      Demand deposits and money market accounts obtained through our retail banking operations totaled $615 million at September 30, 2003 compared with $490 million, $812 million and $460 million at December 31, 2002, 2001 and 2000, respectively. At September 30, 2003, demand deposits and money market accounts represented 46% of our total retail banking deposits compared with 36%, 39% and 23% at December 31, 2002, 2001 and 2000, respectively. In addition, demand deposits, money market accounts and certificate of deposit accounts under $100,000 in principal represented approximately 88% of our total deposit accounts.

      The decrease in total deposits, demand deposits and money market accounts in 2002 is a result of our decision to sell our seven Northern California branch offices. We made a strategic decision to enhance our retail banking operations by focusing our deposit gathering efforts in Southern California. As a result of the sale of $481 million of deposits, we recorded a gain of $6.0 million. We opened our first new Southern California branch office in February 2003 and expect to open three Southern California branch offices in 2004.

Commercial Banking

      We focus our commercial banking operations in the Orange, Los Angeles and San Diego County metropolitan areas, operating through our Irvine headquarters. We target commercial clients with sales between $10 million and $100 million. We offer our commercial clients a full array of deposit and loan products that are priced competitively and designed specifically for them. The commercial banking division’s strategy is to generate deposits in excess of the loans it funds to provide another source of liquidity for us. Deposit products include money market, business checking and certificate of deposit accounts delivered either through direct contact or cash management services. Loan products include term loans, lines of credit, asset-based loans, construction and real estate loans. We also offer consumer deposit and money market accounts as well as consumer loans and lines of credit to the company owners, management and their associates. Loan products are generally priced on a floating rate basis, based on the prime rate or the London Interbank Offer Rate, also known as LIBOR. Fixed rate loans are generally limited to a one-year term or less.

      Credit quality is managed by having each loan reviewed for approval by a credit committee comprised of our Commercial Bank President, Chairman of the Board, Board members and our executives. In addition, account officers are assigned to specific accounts to maintain close contact with the customer. Such contact allows for greater opportunity to cross sell products, as well as for observing and continually evaluating the customer for potential credit problems.

      At September 30, 2003, the commercial banking division had $551 million in deposits compared with $517 million, $220 million and $445 million at December 31, 2002, 2001 and 2000, respectively. Commercial loans outstanding totaled $106 million at September 30, 2003 compared with $97.2 million, $85.3 million and $108 million at December 31, 2002, 2001, and 2000, respectively.

      The following table presents information regarding total loans and deposits of our commercial banking operations:

	Nine Months Ended
	September 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(Dollars in thousands)
Average balance — loans	$168,769	$135,675	$142,116	$152,251	$156,065
Average balance — deposits	686,360	414,671	546,045	443,434	507,455
Interest income	6,367	6,163	8,070	11,215	14,312
Interest expense	4,267	4,715	29,265	19,262	27,929
Average interest rate earned on loans	5.03%	6.06%	5.68%	7.37%	9.17%
Average interest rate paid on deposits(1)	0.83%	1.52%	1.38%	3.99%	5.50%

(1)	Excludes effect of hedging activities.

Mortgage Portfolios

      We have from time to time originated mortgage products that were held on our balance sheet rather than selling such products into the secondary markets. Other than mortgage loans originated on a limited basis through the commercial banking division, we do not expect to add mortgage loans to our balance sheet.

Construction Loans

      On a limited basis, we originate construction loans primarily for single family owner-occupied residences and commercial real estate. These include loans for the acquisition and development of unimproved property to be used for residential and commercial purposes. The construction loan portfolio generally consists of loans with terms ranging from six to twelve months with fully indexed adjustable interest rates that range between 3.5% and 10.0%. Advances are generally made to cover actual construction costs and include a reserve for paying the stated interest due on the loan.

Transactions with Related Parties

      We believe that the transactions described below have been on terms no less favorable to us than could be obtained from unaffiliated parties, notwithstanding that the transactions were not negotiated at arm’s length. However, the transactions were approved by our Board of Directors and the Boards of Directors of the Bank and WFS, including their respective independent directors. For accounting purposes, each of these transactions described eliminates upon consolidation.

Intercompany Borrowings

      WFS has various borrowing arrangements with the Bank, including long term, unsecured debt and lines of credit designed to provide financing for WFS and its subsidiaries. These borrowings are the only source of liquidity utilized by WFS outside of the asset-backed securities market. These borrowing arrangements, on an unconsolidated basis, provide the Bank with what we believe to be a market rate of return. Additionally, the Bank believes that it is more profitable for us, on a consolidated basis, to lend money to WFS rather than for WFS to seek financing from an outside third party, because our cost of funds is lower than the rates on these borrowing arrangements.

      WFS borrowed $125 million from the Bank under the terms of the $125 million note executed in 1995. The $125 million note provided for principal payments of $25 million per year, commencing on April 30, 1999 and continuing through its final maturity, April 30, 2003. Interest payments on the $125 million note were due quarterly, in arrears, calculated at the rate of 7.25% per annum. WFS made payments on the $125 million note of $11.2 million and $32.7 million for the years ended December 31, 2001 and 2000, respectively, without prepayment penalties. The $125 million note was paid off in the third quarter of 2001 in connection with the retirement of the Bank’s 8.5% subordinated debentures. There was no outstanding balance on the $125 million note at September 30, 2003 and December 31, 2002 and 2001 compared with $11.2 million outstanding at December 31, 2000. Interest expense on this note totaled $0.5 million and $1.5 million for the years ended December 31, 2001 and 2000, respectively.

      WFS borrowed $135 million from the Bank under the terms of the $135 million note. WFS initially borrowed $50 million under this note in 1997. The amount was increased to $135 million in 1999. According to the terms of the amendment in 1999, the $135 million note provided for two equal principal payments of $67.5 million per year, commencing July 31, 2001. Under its original terms, interest payments on the $135 million note were due quarterly, in arrears, calculated at the rate of 9.42% per annum. On January 1, 2002, the note was amended to increase the remaining principal amount from $67.5 million to $150 million and to decrease the interest rate from 9.42% to 8.875% per annum. All principal is due and payable on August 1, 2007, although the Bank has the option to require payment in part or in full at any time prior to that date. WFS made principal payments on this note totaling $7.2 million and $42.0 million during the nine months ended September 30, 2003 and the year ended 2002, respectively. Pursuant to the terms of this note, WFS may not incur any other indebtedness which is senior to the obligations evidenced by this note except for (i) indebtedness under the $125 million note, (ii) indebtedness collateralized or secured under the $1.8 billion line of credit discussed below and (iii) indebtedness for similar types of warehouse lines of credit. There was $101 million outstanding on this note at September 30, 2003 compared with $108 million, $67.5 million and $135 million at December 31, 2002, 2001 and 2000, respectively. Interest expense on this note totaled $6.9 million and $9.8 million for the nine months ended September 30, 2003 and 2002, respectively, compared with $12.4 million, $10.1 million and $12.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

      Additionally, WFS borrowed $300 million from the Bank under the terms of a $300 million note in May 2002. This note matures on May 15, 2012. Interest payments on the $300 million note are due semi-annually, in arrears, calculated at the rate of 10.25% per annum. Pursuant to the terms of this note, WFS may not incur any other indebtedness that is senior to the obligations evidenced by this note except for (i) indebtedness under the $150 million note, (ii) indebtedness collateralized or secured under the $1.8 billion line of credit and (iii) indebtedness for similar types of warehouse lines of credit. There was $300 million outstanding on this note at September 30, 2003 and December 31, 2002, respectively. Interest expense on this note totaled $23.1 million and $12.6 million for the nine months ended September 30, 2003 and 2002 compared with $20.3 million for the year ended December 31, 2002.

      WFS also has a line of credit extended by the Bank permitting it to draw up to $1.8 billion as needed to be used in its operations. WFS does not pay a commitment fee for the line of credit. The line of credit terminates on December 31, 2004, although WFS may extend the term for additional periods of up to 60 months. There was no amount outstanding at September 30, 2003 and December 31, 2002, respectively. There was $374 million and $236 million outstanding on this line of credit at December 31, 2001 and 2000, respectively. The $1.8 billion line of credit carries an interest rate based on the one-month LIBOR and an interest spread of 125 basis points when unsecured and 90 basis points when secured. The Bank has the right under the line of credit to refuse to permit additional amounts to be drawn if, in the Bank’s discretion, the amount sought to be drawn will not be used to finance the purchase of contracts or other working capital requirements.

      On November 30, 2001 and August 8, 2002, various subsidiaries of WFS entered into lines of credit with the Bank. These lines permit these subsidiaries to draw up to a total of $255 million to fund activities related to our securitizations. Of the total $255 million, $10 million terminates on December 1, 2006 and $245 million terminates on January 1, 2010, although the terms may be extended by these subsidiaries for additional periods of up to 60 months. At September 30, 2003, the amount outstanding on these lines of credit totaled $14.4 million compared with $62.0 million and $47.3 million outstanding at December 31, 2002 and 2001, respectively. The $255 million in lines of credit with the Bank held by WFS’ subsidiaries carry an interest rate based on one-month LIBOR and an interest spread of 112.5 basis points when unsecured and 62.5 basis points when secured.

      Interest on the amounts outstanding under the lines of credit is paid monthly, in arrears, and is calculated on the daily average amount outstanding that month. Interest expense for these lines of credit totaled $0.9 million and $2.6 million for the nine months ended September 30, 2003 and 2002, respectively compared with $3.0 million, $8.9 million, and $37.9 million for the years ended December 31, 2002, 2001 and 2000, respectively. The weighted average interest rates for the lines of credit were 2.30% and 2.75% for the nine months ended September 30, 2003 and 2002, respectively, compared with 2.74%, 4.43% and 7.09% for the years ended December 31, 2002, 2001 and 2000, respectively. The weighted average interest rates for the lines of credit were 2.25%, 2.55%, 3.08% and 7.44% at September 30, 2003 and December 31, 2002, 2001 and 2000, respectively.

Short-Term Investments

      WFS invests its excess cash at the Bank under an investment agreement. Prior to January 1, 2002, the Bank paid WFS an interest rate equal to the federal composite commercial paper rate on this excess cash. On January 1, 2002, the agreement was amended to revise the interest rate to one-month LIBOR. The weighted average interest rate was 1.27% and 1.85% for the nine months ended September 30, 2003 and 2002, respectively, compared with 1.77%, 3.80% and 6.58% for the years ended December 31, 2002, 2001 and 2000. WFS held $751 million and $688 million excess cash with the Bank under the investment agreement at September 30, 2003 and December 31, 2002, respectively. Interest income earned by WFS under this agreement totaled $6.2 million and $7.3 million for the nine months ended September 30, 2003 and 2002, respectively, compared with $10.2 million, $4.9 million and $1.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. The weighted average interest rate was 1.12% at September 30, 2003, compared to 1.44% at December 31, 2002. WFS had no excess cash invested at the Bank at December 31, 2001 and 2000.

Reinvestment Contracts

      Pursuant to a series of agreements to which WFS, the Bank and WFAL2, among others, are parties, WFS has access to the cash flows of certain outstanding securitizations, including the cash held in the spread accounts for these securitizations. WFS is permitted to use that cash as it determines, including to originate contracts.

      In certain securitizations, the Bank and WFAL2 have entered into a reinvestment contract that is deemed to be an eligible investment under the relevant securitization agreements. The securitization agreements require that all cash flows of the relevant trust and the associated spread accounts be invested in the applicable reinvestment contract. A limited portion of the invested funds may be used by WFAL2 and the balance may be used by the Bank. The Bank makes its portion available to WFS pursuant to the terms of the WFS reinvestment contract. Under the WFS reinvestment contract, WFS receives access to all of the cash available to the Bank under each trust reinvestment contract and is obligated to repay to the Bank an amount equal to the cash so used when needed by the Bank to meet our obligations under the individual trust reinvestment contracts. With the portion of the cash available to it under the individual trust reinvestment contracts, WFAL2 purchases contracts from WFS pursuant to the terms of the sale and servicing agreements.

      In accordance with these agreements, the Bank and WFAL2 pledge property owned by each of them for the benefit of the trustee of each trust and the surety. WFS pays the Bank a fee equal to 12.5 basis points of the amount of collateral pledged by the Bank as consideration for the pledge of collateral and for WFS’ access to cash under the WFS reinvestment contract. WFS paid the Bank $0.9 million for both the nine months ended September 30, 2003 and 2002 compared with $1.2 million, $1.1 million and $0.7 million for the years ended December 31, 2002, 2001 and 2000, respectively, for this purpose. As WFAL2 directly utilizes the cash made available to it to purchase contracts for its own account from WFS, no additional consideration from WFS is required to support WFAL2’s pledge of its property under the agreement with FSA. While WFS is under no obligation to repurchase contracts from WFAL2, to the extent WFAL2 needs to sell any such contracts to fund its repayment obligations under the trust reinvestment contracts, it is anticipated that WFS would prefer to purchase those contracts than for WFAL2 to sell those contracts to a third party. The WFS reinvestment contract, by its terms, is to remain in effect so long as any of the trust reinvestment contracts is an eligible investment for its related securitization. There was $844 million outstanding on the trust reinvestment contracts at September 30, 2003 compared with $944 million, $942 million and $832 million at December 31, 2002, 2001 and 2000, respectively.

Whole Loan Sales

      We purchased $1.7 billion of contracts from WFS in whole loan sales for the nine months ended September 30, 2003 and $1.4 billion of contracts from WFS in whole loan sales for each of the years ended December 31, 2001 and 2000. In these transactions, WFS received cash for the amount of the principal outstanding on the contracts plus a premium of $49.7 million for the nine months ended September 30, 2003 and $44.3 million and $41.2 million for the years ended December 31, 2001 and 2000, respectively. These premiums were recorded by WFS as a cash gain on sale, net of the write-off of outstanding dealer participation balances and the effect of hedging activities. These contracts were subsequently securitized by us and continue to be managed by WFS under the terms of the transactions. These whole loan sale transactions are eliminated upon consolidation for accounting purposes.

Tax Sharing Agreement

      We and our subsidiaries are parties to an amended tax sharing agreement pursuant to which a consolidated federal tax return is filed for all of the parties to the agreement. Under this agreement, the tax due by the group is allocated to each member based upon the relative percentage of each member’s taxable income to that of all members. Each member pays us its estimated share of tax liability when otherwise due, but in no event may the amount paid exceed the amount of tax that would have been due if a member were to file a separate return. A similar process is used with respect to state income taxes for those states that permit the filing of a consolidated or combined return. Tax liabilities to states that require the filing of separate tax returns for each company are paid by each company. The term of the amended tax sharing agreement commenced on the first day of the consolidated return year beginning January 1, 2002 and continues in effect until the parties to the tax sharing agreement agree in writing to terminate it. See “Consolidated Financial Statements — Note 22 — Income Taxes.”

Management Agreements

      We have entered into certain management agreements with WFS and the Bank pursuant to which we pay an allocated portion of certain costs and expenses incurred by WFS and the Bank with respect to services or facilities of WFS and the Bank used by us or our subsidiaries, including our principal office facilities, our field offices, and overhead and associate benefits pertaining to the Bank and WFS associates who also provide services to us or our subsidiaries. Additionally, as part of these management agreements, WFS and the Bank have agreed to reimburse us for similar costs incurred. Net amounts paid to WFS by us and our affiliates under these agreements were $2.0 million and $1.1 million for the nine months ended September 30, 2003 and 2002, respectively, compared with $6.4 million, $5.9 million and $2.4 million for the years ended December 31, 2002, 2001 and 2000, respectively. The management agreements may be terminated by any party upon five days prior written notice without cause, or immediately in the event of the other party’s breach of any covenant, obligation or duty contained in the applicable management agreement or for violation of law, ordinance, statute, rule or regulation governing either party to the applicable management agreement.

Supervision and Regulation

General

      Set forth below is a general discussion of laws and regulations that have a material effect on our business. The laws and regulations discussed are intended to protect depositors, federal deposit insurance funds and the banking system as a whole; they are not intended to protect security holders. To the extent that the following discussion describes statutory or regulatory provisions, the exact language of the statute or regulatory provision qualifies any such discussion. Furthermore, such statutes and regulations are continually under review by Congress and federal regulatory agencies. Any future changes in laws, regulations or the policies of various regulatory authorities may have a material effect on our business. Accordingly, we cannot assure you that we will not be affected by any such future changes.

      As a savings and loan association holding company, we are subject to regulation under the Home Owners’ Loan Act, as amended, also known as HOLA. The Bank and its subsidiaries are subject to examination and comprehensive regulation by the OTS and the FDIC. The OTS has the power to enforce HOLA and its regulations by a variety of actions ranging from a memorandum of understanding to cease and desist proceedings under the Federal Deposit Insurance Act. As such, the OTS has broad powers to, among other things, require us to change our business practices, hold additional capital and change management. Such actions could have a material adverse impact on our business and may impact our securities prices, including our common stock, and access to the capital markets. In addition, the Bank is subject to certain regulations by the Board of Governors of the Federal Reserve System, which governs reserves required to be maintained against deposits and other matters. The Bank is also a member of the FHLB of San Francisco, one of twelve regional banks for federally insured savings and loan associations and banks comprising the FHLB System. The FHLB System is under the supervision of the Federal Housing Finance Board. Federal statutes and regulations primarily define the types of loans that the Bank and its subsidiaries may originate.

      WFS and certain of our other subsidiaries are further regulated by various departments or commissions of the states in which they do business. Our service corporation subsidiaries are also subject to regulation by the OTS and other applicable federal and state agencies. Our insurance subsidiaries are subject to regulation by applicable state insurance regulatory agencies.

Westcorp

The Savings and Loan Holding Company Act

      We are, by virtue of our ownership of the Bank, a savings and loan holding company within the meaning of HOLA. We are registered with the OTS as a savings and loan holding company. Therefore, we are subject to the OTS’ regulations, examination and reporting requirements. The OTS may take substantive action if it determines there is reasonable cause to believe that the continuation by a savings and loan holding company of any particular activity constitutes a serious risk to the financial safety, soundness or stability of that holding company’s subsidiary savings association.

The Bank

The Home Owners’ Loan Act

      Provisions of HOLA limit the type of activities and investments in which the savings association subsidiaries of a savings and loan holding company may participate if the investment and/or activity involves an affiliate of that savings association subsidiary. In addition, transactions between a savings association subsidiary or its subsidiary and an affiliate must be on terms that are at least as favorable to us or our subsidiary as are the terms of the transactions with unaffiliated companies.

      The HOLA regulations limiting certain activities of the Bank to a percentage of its total consolidated assets allow the Bank to invest up to 35% of its consolidated assets in consumer loans, commercial paper and qualifying corporate debt instruments; provided however, that all consumer loans in excess of 30% of the Bank’s consolidated assets must be made directly to the consumer by the Bank or its operating subsidiaries. Thus, not more than 30% of the Bank’s consolidated assets may be invested in contracts purchased from new and pre-owned automobile dealers or from other lenders. We purchased $4.6 billion of automobile contracts for the nine months ended September 30, 2003 and $5.4 billion for the year ended December 31, 2002. However, the Bank was able to remain in compliance with this regulatory limitation on its consolidated activities, as we securitized contracts worth approximately $4.5 billion and $6.9 billion for the nine months ended September 30, 2003 and the year ended December 31, 2002, respectively. Our securitization activities are structured to enable the Bank to remove securitized automobile contracts from the HOLA consumer loan limitation calculation. As a result, securitized automobile contracts are not included in the calculation of the percentage of the Bank’s consolidated assets subject to either the 30% or 35% limitation on consumer loans. We intend to regularly securitize contracts to insure that the Bank will remain in compliance with this regulatory limitation on its consolidated activities. If we are unable to continue to securitize the automobile contracts we purchase, this regulatory limitation may force us to limit our acquisition of new automobile contracts, thereby adversely affecting our ability to remain a preferred source of financing for the dealers from whom we purchase automobile contracts. Any such limitation may also have a material adverse effect on our financial position, liquidity and results of operations.

Regulatory Capital Requirements

      HOLA mandates that the OTS promulgate capital regulations that include capital standards no less stringent than the capital standards applicable to national banks. Any savings association that fails any of the capital requirements is subject to possible enforcement actions by the OTS or the FDIC. The Bank exceeded the current minimum requirements for core capital, tangible capital, Tier I risk-based capital and total risk-based capital as of September 30, 2003 and December 31, 2002 as more fully described below.

      HOLA and the OTS regulations require savings associations to maintain “core capital” in an amount not less than 3% of adjusted total assets. The Bank’s core capital ratio at September 30, 2003 and December 31, 2002 was 7.12% and 6.43%, respectively.

      A savings association must maintain “tangible capital” in an amount not less than 1.5% of adjusted total assets. The Bank’s tangible capital is the same as our core capital as the Bank does not have intangible assets or other such assets that must be deducted from core capital to arrive at tangible capital. Therefore, at September 30, 2003 and December 31, 2002, the Bank’s tangible capital ratio was also 7.12% and 6.43%.

      In addition, the OTS has adopted a regulation pertaining to the capital treatment of recourse, direct credit substitutes and residual interests in asset securitizations. The regulation modifies the capital rules for residual interests arising upon the transfer of assets, including limiting the amount of residual interests that are credit-enhancing interest-only strips that may be included in calculating an institution’s capital. The new regulation requires all institutions to hold “dollar-for-dollar” capital against their total contractual exposure to loss resulting from residual interest assets arising from the transfer of assets accounted for as a sale. The regulation also requires that all residual interest assets which are credit-enhancing interest-only strips in excess of 25% of an institution’s Tier I risk-based capital be deducted from capital.

      The regulation became effective on January 1, 2002 for any transaction that closed on or after that date. For transactions closed before that date, an institution can elect to have the regulation apply to those earlier transactions. We elected to adopt the new regulation as of September 30, 2002. The amount of capital held against our residual interests in asset securitizations and other recourse obligations at September 30, 2003 and December 31, 2002 was $3.0 million and $73.5 million, respectively. The decrease was related to our regaining control over the remaining assets of the trusts for all securitization transactions that were treated as sales for accounting purposes, thereby eliminating our residual interests in asset securitizations.

      Since March 2002, we have structured our securitization transactions so that they are required to be accounted for as secured financings rather than as sales under GAAP. We do not record any residual interests on these securitizations. The new regulation applies only to residual interests arising from the transfer of assets accounted for as sales. Therefore, the new regulation will not cause any adverse capital effect on us related to these securitizations. In the future, we do not anticipate that we will engage in any securitizations accounted for as sales under GAAP.

      The Bank’s total risk-weighted assets are determined by taking the sum of the products obtained by multiplying each of the Bank’s assets and certain off balance sheet items by a designated risk-weight. Four risk-weight categories (0%, 20%, 50% and 100%) exist for on balance sheet assets. Before a risk-weight category can be applied to a consolidated off balance sheet item, the item must be converted into a credit-equivalent amount by multiplying its face amount by one of four credit conversion factors (0%, 20%, 50% and 100%). As of September 30, 2003 and December 31, 2002, the Bank’s total risk-weighted assets equaled $9.1 billion and $8.5 billion, respectively.

      Total risk-based capital, as defined by OTS regulations, is core capital plus supplementary capital less direct equity investments not permissible to national banks (subject to a phase-in schedule), reciprocal holdings of depository institution capital investments. Supplementary capital is comprised of permanent capital instruments not included in core capital, maturing capital instruments such as subordinated debentures, and general valuation loan and lease loss allowance. Supplementary capital is limited to 100% of core capital.

      The Bank is permitted to include subordinated debentures in our supplementary capital. At September 30, 2003, there were two issuances remaining, one with an outstanding balance excluding discounts and issuance costs of $101 million and an interest rate of 8.875% due in 2007 and a second with an outstanding balance excluding discounts and issuance costs of $300 million and an interest rate of 9.625% due in 2012. The first issuance is redeemable at our option, in whole or in part, on or after August 1, 2004, at 100% of the principal amount being redeemed plus accrued interest as of the date of redemption, and the second is redeemable on the same terms, on or after May 15, 2009. In addition, the 9.625% debentures may be redeemed in part prior to May 15, 2005, provided at least 65% of the debentures remain outstanding, the redemption is with the proceeds of and within 90 days of an equity issuance by the Bank and the redemption price is not less than 109.625%. Pursuant to the approval from the OTS to treat those debentures as supplementary capital, the total amount of debentures issued by the Bank that may be included as supplementary capital may not exceed the total amount of the Bank’s core capital. The amount of the 8.875% debentures that may be included as supplementary capital began to decrease at the rate of 20% of the amount originally outstanding per year, net of redemptions, on August 1, 2002. The 9.625% debentures will not begin to be phased out as supplementary capital until May 15, 2007. The Bank’s total risk-based capital at September 30, 2003 and December 31, 2002 was $1.3 billion and $1.1 billion and its total risk-based capital ratio was 14.50% and 13.38%, respectively.

The Gramm-Leach-Bliley Act

      The Gramm-Leach-Bliley Act, or GLBA, permits insurance, banking and securities firms to be owned by a single owner. GLBA generally prohibits unitary savings and loan holding companies, like us, from being acquired by commercial companies. We are permitted under GLBA, however, to continue to engage in any business opportunities in which it had a right to engage prior to the enactment of GLBA. In short, GLBA does not have an effect on our business, and we do not expect that any of its provisions will have an adverse effect on our operations or our financial condition.

      GLBA also creates additional obligations on financial institutions, such as the Bank and our subsidiaries, regarding the safeguarding of nonpublic personal information of their customers and creates affirmative duties to advise customers as to what the financial institutions do with their customers’ nonpublic personal information. The privacy requirements of GLBA do not have a significant impact on the Bank or any of its subsidiaries, because the Bank and its subsidiaries have historically safeguarded the personal confidential information of our customers as required by other federal statutes.

Prompt Corrective Regulatory Action

      Federal regulators are required to take prompt corrective action to resolve the problems of insured depository institutions that fall below certain capital ratios. The OTS, in conjunction with other regulatory agencies, adopted regulations defining five categories of capitalization, ranging from “well capitalized” to “critically undercapitalized,” and implemented a framework of supervisory actions applicable to savings associations in each category. At September 30, 2003 and December 31, 2002, the Bank met the capital requirements of a “well capitalized” institution.

Dividend Regulations

      The OTS has adopted regulations for determining if capital distributions of a savings association are permitted. Capital distributions are permissible unless the Bank would be undercapitalized or the proposal raises safety and soundness concerns or violates a prohibition in any statute, regulation or agreement between the Bank and the OTS. The Bank is required to file prior notice 30 days before a proposed capital distribution because it is a subsidiary of a savings and loan holding company.

      The Bank is also subject to certain limitations on the payment of dividends by the terms of the indentures for our debentures. The OTS capital distribution regulation is more severe than those limitations arising in connection with the Bank’s sale of our debentures. Under the most restrictive of those limitations, the greatest capital distribution that the Bank could currently make is $192 million.

Insurance of Accounts

      The FDIC administers the Savings Association Insurance Fund, also known as SAIF. Deposits with the Bank are insured through the SAIF to the maximum amount permitted by law, which is currently $100,000. For the nine months ended September 30, 2003, we were required to pay insurance premiums of $0.7 million.

      The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has either engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. Management is not aware of any existing circumstances that could result in termination of the Bank’s deposit insurance.

Brokered Deposits

      FDIC regulations provide for differential regulation relating to brokered deposits based on capital adequacy. Institutions are divided into categories of “well capitalized,” “adequately capitalized” and “undercapitalized.” Only “well capitalized” institutions may continue to accept brokered deposits without restriction, as well capitalized institutions are excluded from the definition of deposit brokers. At September 30, 2003, the Bank met the capital requirements of a well capitalized association as defined by the regulation. At September 30, 2003, the Bank held $109 million in brokered deposits.

Federal Home Loan Bank System

      The GLBA amended the Federal Home Loan Bank Act and made FHLB System membership optional. The Bank is, nonetheless, a member of the FHLB of San Francisco and holds the required minimum investment in the FHLB System. The Federal Housing Finance Board issued regulations in January, 2001, implementing the GLBA mandating that each member of the FHLB System maintain a minimum investment in the stock of its FHLB Bank.

Qualified Thrift Lender Test

      A Qualified Thrift Lender, also known as QTL, test is included in HOLA. An association that fails to become or remain a QTL must either convert to a bank subject to the banking regulations or be subject to severe restrictions. Such restrictions may include being forbidden to invest in or conduct any activity that is not permissible to both a savings association and a national bank and restrictions on branching, advances from its FHLB and dividends.

      Under the QTL requirements, a savings association’s “qualified thrift investments” must not equal less than 65% of its “portfolio assets” measured on a monthly basis in nine of every twelve consecutive months. Qualified thrift investments include all loans or mortgage-backed securities that are secured or relate to domestic residential or manufactured housing, educational loans, small business loans, credit card loans, FHLB stock and certain obligations of the FDIC and related entities. Portfolio assets are total assets less goodwill and other intangible assets, the value of the association’s facilities and the association’s liquid assets, but not over 20% of its total assets. At September 30, 2003, the Bank’s percentage of qualified thrift investments to portfolio assets was 90.83%.

Loans to One Borrower

      Under HOLA, a savings association generally is not permitted to make loans to a single borrower in excess of 15% to 25% of the savings association’s unimpaired capital and unimpaired surplus, depending upon the type of loan and the collateral provided therefore. At September 30, 2003 and December 31, 2002, 15% of the Bank’s unimpaired capital and unimpaired surplus was $198 million and $183 million, respectively. The largest amount outstanding at September 30, 2003 and December 31, 2002 to one borrower and related entities was $15.0 million and $16.3 million, respectively.

Community Reinvestment Act

      Congress passed the Community Reinvestment Act, also known as CRA, to encourage each financial institution to help meet the credit needs of the communities it serves, including low-to-moderate-income neighborhoods. The CRA establishes certain performance standards under which the Bank is to be examined. Periodically, the OTS reviews the Bank’s performance and publishes a “Community Reinvestment Act Performance Evaluation.” Following the Bank’s most recent scheduled examination in July 2003, it received a performance evaluation of “satisfactory.”

Standards for Safety and Soundness

      The regulatory agencies must, either by regulation or guidelines, provide standards for all insured depository institutions and depository institution holding companies relating to internal controls, information systems, loan documentation and underwriting, interest rate risk exposure, asset growth and executive compensation. The agencies are authorized to take action against institutions that fail to meet these standards.

Annual Examinations

      The OTS is required to conduct a full scope, on-site examination of the Bank every twelve months. Its last full annual examination was completed in July 2003.

USA Patriot Act

      In October 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, also known as the USA Patriot Act, became effective. Title III of that Act represents a major expansion of the federal anti-money laundering laws granting broad new anti-money laundering powers to the Secretary of the Treasury and imposing a variety of new compliance obligations on banks and broker dealers. The USA Patriot Act also requires a bank’s regulator to specifically consider the bank’s past record of compliance with the anti-money laundering requirements of the Bank Secrecy Act when acting on any applications filed by such bank.

Sarbanes-Oxley Act of 2002

      On July 30, 2002, President Bush signed into law corporate responsibility and accounting reform legislation known as the Sarbanes-Oxley Act of 2002, also known as the Sarbanes-Oxley Act. The Sarbanes-Oxley Act is primarily directed at public companies and companies that have a pending registration statement under the Securities Act of 1933. Under applicable OTS regulations, as the Bank has outstanding debentures registered with the OTS, the Sarbanes-Oxley Act is applicable to the Bank as well as to WFS and us. Parts of the Sarbanes-Oxley Act that already are effective include provisions that (i) require that periodic reports containing financial statements that are filed with the SEC be accompanied by Chief Executive Officer and Chief Financial Officer certifications as to their accuracy and compliance with law; (ii) prohibit public companies, with certain limited exceptions, from making personal loans to their directors or executive officers; (iii) force company Chief Executive Officers and Chief Financial Officers to forfeit bonuses and profits if company financial statements are restated due to misconduct; (iv) require audit committees to pre-approve all audit and non-audit services provided by an issuer’s outside auditors, except for de minimis non-audit services; (v) protect employees of public companies who assist in investigations relating to violations of the federal securities laws from job discrimination; (vi) require companies to disclose in plain English on a “rapid and current basis” material changes to their financial condition or operations; (vii) require a public company’s Section 16 insiders to make Form 4 filings with the SEC within two business days following the day on which purchases or sales of the company’s equity securities were made; and (viii) increase penalties for existing crimes and create new criminal offenses. Compliance with other provisions will be required after implementing rules and regulations are adopted by the SEC and the newly created public company accounting oversight board authorized by the Sarbanes-Oxley Act. While we expect to incur additional expenses in complying with the requirements of the Sarbanes-Oxley Act and the regulations adopted by the SEC, we do not anticipate that those expenses will have a material effect on our results of operations or financial condition.

Interagency Guidance Statement Regarding Asset-Backed Securitization

      The OTS, in conjunction with other federal banking regulatory agencies, issued a guidance statement regarding asset securitization activities of banks and savings associations which applies to the Bank and WFS. The guidance generally provides that institutions engaged in asset securitization activities should ensure that sufficient capital is held to support the risks associated with those activities, that valuations are reasonable, conservative and supported and that appropriate management oversight and reporting is accomplished with respect to the institution’s asset securitization activities. We believe that the securitization activities of WFS, as an operating subsidiary of the Bank, are in compliance with the guidance provisions.

Interagency Guidance Statement Regarding Subprime Lending Programs

      The OTS, along with other federal banking regulatory agencies, has adopted guidance pertaining to subprime lending programs. Pursuant to the guidance, lending programs which provide credit to borrowers whose credit histories reflect specified negative characteristics, such as recent bankruptcies or payment delinquencies, are deemed to be subprime lending programs. Many of the loans that we originate possess one or more of the factors identified in the guidance as indicative of a subprime loan. Pursuant to the guidance, examiners may require that an institution with a subprime lending program hold additional capital that ranges from one and one-half to three times the normal capital required for similar loans made to borrowers who are not subprime borrowers.

      Because many of the loans we originate possess one or more of the factors identified in the guidance as indicative of a subprime loan, we maintain our capital levels higher than those otherwise required by the OTS. Maintaining higher capital levels may slow our growth, require us to raise additional capital or sell assets, all of which would negatively impact our earnings. We cannot predict whether the Bank will be required by the OTS to hold additional capital with respect to those automobile contracts we hold as to which the borrowers are deemed by the OTS to be subprime borrowers. See “Risk Factors — Risks Related to Regulatory Factors — OTS guidance regarding subprime lending may affect the Bank’s capital requirements.”

Taxation

Federal Income Taxes

      We file a calendar year consolidated federal income tax return with Westcorp and its subsidiaries. All entities included in the consolidated financial statements are included in the consolidated tax return.

      The Bank is a savings and loan association for federal income tax purposes. Prior to 1996, savings and loan associations satisfying certain conditions were permitted under the Internal Revenue Code to establish reserves for bad debts and to make annual additions to these reserves, which qualified as deductions from income. However, in 1996 new legislation was enacted which eliminated the reserve method of accounting for bad debts for tax purposes for savings and loan associations and required the reserve balance to be recaptured. As of December 31, 2002, $1.7 million of reserves remained to be recaptured in 2003.

      We will be subject to the alternative minimum tax if that tax is larger than the regular federal tax otherwise payable. Generally, alternative minimum taxable income is a taxpayer’s regular taxable income, increased by the taxpayer’s tax preference items for the year and adjusted by computing certain deductions in a special manner which negates the acceleration of such deductions under the regular federal tax. This amount is then reduced by an exemption amount and is subject to tax at a 20% rate. In the past, we have not generally paid alternative minimum tax and do not expect that we will in the current year.

      We and our subsidiaries are under examination by the Internal Revenue Service for the tax years ended December 31, 1997 through 1999. We do not anticipate any significant changes based upon these examinations.

California Franchise Tax and Other State Provisions

      At the end of 2002, we had a tax presence in approximately 37 states. However, we expect that over 50% of the activity of the group and the resulting income will be taxed as California source income, with the remaining amounts apportioned or allocated outside California.

      The California franchise tax applicable to the Bank is higher than the rate of tax applicable to non-financial corporations because it includes an amount “in lieu” of local personal property and business license taxes paid by non-financial corporations, but not generally paid by financial institutions such as the Bank. For taxable years ending on or after December 31, 1995, the tax rate for a financial corporation is equal to the tax rate on a regular corporation plus 2%. For income years beginning after January 1, 1997, the California regular corporate tax rate is 8.84% and the financial corporation tax rate is 10.84%.

      Prior to 2002 under California law, a financial corporation could determine its bad debt deduction using one of two methods. The first method allowed a deduction for debts that became wholly or partially worthless during the tax year, i.e., the specific chargeoff method. The second method allowed a reasonable addition to a reserve to be deducted. During 2002, California enacted legislation that eliminated the use of the reserve method for financial corporations. As of the first tax year beginning on or after January 1, 2002, only debts which become worthless during the period may be deducted. In the first year of the change in accounting method, 50% or $64 million of the ending reserve prior to the change will be included in California taxable income. The remaining 50% of the reserve is not required to be recaptured into income and represents a permanent difference between GAAP and California tax accounting. The deferred tax liability related to this permanent difference has been eliminated from the balance sheet and the current year state tax expense reduced accordingly.

      We compute our taxable income for California purposes on a unitary basis, or as if we were one business unit, and file one combined California franchise tax return, excluding Westhrift Life Insurance

Company, also know as Westhrift. We are under examination by the California Franchise Tax Board and various other state taxing authorities for tax years 1998 through 2001. We do not anticipate any significant changes based upon these examinations.

Legal Proceedings

      We or our subsidiaries are involved as parties to certain legal proceedings incidental to our business, including Lee, et al. v. WFS Financial Inc, United States District Court, Middle District of Tennessee at Nashville, No. 3-02-0570 filed June 17, 2002 (a putative class action raising claims under the Equal Credit Opportunity Act) and Thompson v. WFS Financial Inc, Superior Court of the State of California, County of Alameda, Case No. RG03088926 filed March 27, 2003 (a putative class action raising claims under California Business and Professions Code and the California Unruh Civil Rights Act) along with two similar California state court cases raising the same issues. We are vigorously defending these actions and do not believe that the outcome of these proceedings will have a material effect upon our financial condition, results of operations and cash flows.

MANAGEMENT

Directors

      The following information is submitted concerning our directors:

		Director
Name of Director	Age	Since	Westcorp

Judith M. Bardwick	70	1994	Director
Robert T. Barnum	58	1998	Director
James R. Dowlan	66	2001	Director
Duane A. Nelles	59	2003	Director
Ernest S. Rady	66	1982	Chairman of the Board of Directors
Harry M. Rady	36	2003	Director
Charles E. Scribner	66	1998	Director
Thomas A. Wolfe	44	2002	Director

      Judith M. Bardwick, Ph.D., has been a director of Westcorp and the Bank since 1994. She also has been a director of WFS since 2001. Dr. Bardwick is President and founder of Bardwick and Associates, a management consulting firm. In addition to her many academic achievements, Dr. Bardwick has been an active business consultant for more than two decades. Dr. Bardwick earned a B.S. degree from Purdue University and a M.S. from Cornell. She received her Ph.D. from the University of Michigan and subsequently became a Full Professor and Associate Dean of the College of Literature, Science and the Arts at that university. Dr. Bardwick has devoted herself to consulting and business-related research and writing, concentrating on issues relating to improving organizational efficiency and management skills. She has been a clinical Professor of Psychiatry at the University of California at San Diego since 1984 and has worked as a psychological therapist. Her most recent business book, Toward the Eye of the Storm, was published in 2002. She is the author of seven other books; in addition, she has published more than 70 articles on a wide range of topics during her distinguished career.

      Robert T. Barnum has been a director of Westcorp and of the Bank since 1998. He has been a private investor and advisor to several private equity funds for the past three years. Mr. Barnum was the Chief Financial Officer, then the Chief Operating Officer of American Savings from 1989 until the company’s sale in 1997. American Savings was a $20 billion California thrift owned by the Robert M. Bass group. Mr. Barnum was a director of National Re until its sale to General Re in 1996 and of Harborside Healthcare until its recapitalization in 1997. He is currently a director of Center Trust Retail Properties, a publicly held real estate investment trust, and of Berkshire Mortgage Finance, a privately held commercial mortgage bank. Mr. Barnum is also a director and Chairman of the Board of Korea First Bank.

      James R. Dowlan has been a director of Westcorp since 2001 and a director of WFS since 1995. He served as Senior Executive Vice President of WFS from 1995 through January 1999. He started as Senior Vice President of the Bank in 1984 and then acted as Executive Vice President of the Bank from 1989 until the Auto Finance Division of the Bank was combined with WFS in 1995. He also served as Chairman of the Board of Western Financial Insurance Agency, Inc., and Chairman of Westhrift Life Insurance Company, subsidiaries of the Bank, and President and Chief Executive Officer of WFS Financial Auto Loans, Inc. and WFS Financial Auto Loans 2, Inc., subsidiaries of WFS. Prior to his association with the Bank, Mr. Dowlan was Vice President, Loan Administration of Union Bank, where he held several positions since 1973. He served for several years on the National Advisory Board, the American Bankers Association and the Consumer Lending Committee of the California Bankers Association. He is a graduate of the Pacific Coast Banking School, University of Washington.

      Duane A. Nelles has been a director of Westcorp and the Bank since February 2003 and of WFS since 1995. Since 1988 he also has served on the Board of Directors of QUALCOMM, Inc., a world leader in digital wireless communications. Mr. Nelles was a partner in an international accounting firm, then known as Coopers & Lybrand L.L.P., from 1968 to 1987. From 1987 to 2000 he headed a private personal investment business. Mr. Nelles received his M.B.A. degree from the University of Michigan.

      Ernest S. Rady has served as Chairman of the Board and Chief Executive Officer of Westcorp since 1982 and as President from 1982 to 1996 and from 1998 to 1999. He has served as Chairman of the Board of the Bank since 1982 and Chief Executive Officer of the Bank from 1994 to 1996 and from 1998 to present. He has been Chairman of the Board of WFS since 1995 and a director since 1982. Mr. Rady is a principal shareholder, manager and consultant to a group of companies engaged in real estate management and development, property and casualty insurance and investment management. Mr. Rady is the father of Harry Rady.

      Harry M. Rady has been a director of Westcorp and the Bank since 2003. Mr. Rady is the Chief Investment Officer of American Assets, Inc., a financial, investment management and real estate conglomerate, and has been with American Assets for the past eight years. For the past two years, he has also served as Chief Investment Officer and as a director of The ICW Group, a property casualty insurance company. Mr. Rady received his M.B.A. from the University of Southern California. Harry Rady is the son of Ernest Rady.

      Charles E. Scribner has been a director of Westcorp and the Bank since 1998. Mr. Scribner was with Bank of America for 34 years, retiring in May 1994. From 1979 to 1983, he was Regional Senior Vice President in charge of the Orange County/ Los Angeles coastal region, responsible for loan deposits and general operations of 150 branches in the region. From 1984 to 1986, he was Senior Vice President and General Manager of the northern Asian operation for Bank of America headquartered in Tokyo. Mr. Scribner later became Area Manager of southern Asia for Bank of America from 1986 through 1989. He was in charge of all banking activities in eight countries and was headquartered in Singapore. From 1990 to 1994, he served as Bank of America’s Executive Vice President and General Manager of the southern California Commercial Banking wholesale activities. Mr. Scribner currently serves on the board of Western Insurance Holdings, Whittier Institute, the Bank and Westcorp.

      Thomas A. Wolfe has been a director of Westcorp and WFS, since February 2002. He has served as President of Westcorp since February 2002, having previously served as Senior Vice President since March 1999. Mr. Wolfe has served as President of the Bank since May 2002 and as Vice Chairman and director since March 2002. In February 2002, Mr. Wolfe was elected Chief Executive Officer of WFS, having previously served as President and Chief Operating Officer since March 1999. Mr. Wolfe began his career with WFS as Executive Vice President and National Production Manager in April 1998. Prior to joining WFS, he held the position of National Production Manager at Key Auto Finance, where he oversaw the production of the indirect auto finance business, which included prime, sub-prime, leasing and commercial lending. Mr. Wolfe has been in the auto finance and consumer credit industry since 1982. He previously held positions with Citibank and General Motors Acceptance Corporation. He graduated from Oregon State University in 1981 with a degree in finance.

Executive Officers Who Are Not Directors

      The following information is provided with respect to executive officers who are not directors. These officers providing services to Westcorp may be employed by related companies, and provide those services at fair market value to us, while also serving as officers of Westcorp.

			Officer
Name	Position	Age	Since

Richard G. Banes	Vice President and Director of Audit Services	46	1999
Guy Du Bose	Vice President, General Counsel and Secretary	49	1992
Marguerite Drew	Western Financial Bank Senior Vice President and Director of Retail Banking	46	2002
Robert Galea	WFS Financial and Western Financial Bank Senior Vice President and Chief Marketing Officer	52	2002

			Officer
Name	Position	Age	Since

Karen Marchak	WFS Financial and Western Financial Bank Senior Vice President and Director of Human Performance	45	2002
Dawn Martin	Senior Vice President and Chief Information Officer	44	1997
Cathy Mungon	WFS Financial and Western Financial Bank Senior Vice President and Director of Project Office	52	1985
Mark Olson	Vice President and Controller	40	1994
J. Keith Palmer	Vice President and Treasurer	43	1993
David Prescher	WFS Financial Executive Vice President	40	1997
James E. Tecca	Western Financial Bank Vice Chairman	60	1996
Ronald Terry	WFS Financial Senior Vice President and Chief Credit Officer	37	2000
Lee A. Whatcott	Executive Vice President, Chief Financial Officer and Chief Operating Officer	44	1988

      The following is a brief account of the business experience of each executive officer who is not a director.

      Richard G. Banes joined us in 1999 and serves as the Vice President, Director of Audit Services of Westcorp and the Senior Vice President, Director of Audit Services of the Bank and WFS. Mr. Banes is a licensed Certified Public Accountant in California and a member of the American Institute of Certified Public Accountants and the Institute of Internal Auditors. Prior to joining us, Mr. Banes was Senior Vice President and Director of Management Audit for Avco Financial Services, a worldwide subprime consumer finance and auto lending company from 1996 to 1999. From 1993 to 1996, he was Senior Vice President and Audit Director for First Interstate Bank, a major U.S. bank that was acquired in 1996 by Wells Fargo Bank. Prior to First Interstate, Mr. Banes was a financial services audit professional at Ernst & Young LLP.

      Guy Du Bose serves as Vice President, General Counsel and Secretary for Westcorp, and Senior Vice President, General Counsel and Secretary of WFS and the Bank, all since 1999. He started as Vice President and Legal Counsel of the Bank in 1992. He became Senior Vice President of the Bank in 1997 and General Counsel and Secretary of the Bank in 1999. Prior to his association with us, Mr. Du Bose was Chief Operating Officer and General Counsel of Guardian Federal Savings, Senior Vice President and General Counsel of Mercury Federal Savings and Loan Association, and Corporate Counsel of Southern California Savings. Mr. Du Bose is an active member of the California State Bar Association and a member of various professional associations.

      Marguerite Drew is currently a Senior Vice President and Director of Retail Banking for the Bank. She joined the Bank in 2001 as Southern California Regional Manager. Ms. Drew has over 25 years of retail banking experience. She was with Wells Fargo Bank for 22 years prior to joining the Bank. From 1991 to 1995, she was the Vice President Business Manager in the Newport/ Costa Mesa area, responsible for both business deposits and loan growth. From 1995 to 2001, she was the Orange County/ San Diego Coastal Regional Vice President, responsible for loan deposit, investments and general operations for over 50 branches, traditional and in-store.

      Robert Galea joined us in 2002 and serves as Senior Vice President and Chief Marketing Officer for WFS and the Bank. Mr. Galea manages all marketing efforts for WFS and the Bank. Prior to joining WFS and the Bank, Mr. Galea was Senior Vice President, Director of Marketing with Chittenden Bank in Vermont from 2001 to 2002, Senior Vice President, Director of Marketing with Imperial Bank in Los Angeles from 1998 to 2001, and Senior Vice President, Director of National Sales — Retail with Home Savings of America from 1994 to 1998. Mr. Galea was with Home Savings of America for over 20 years in sales and marketing positions.

      Karen Marchak serves as Senior Vice President and Director of Human Performance for WFS and the Bank. Before joining Westcorp in 2000, she created and managed the organizational development function at Mission Hospital from 1998 to 2000. From 1996 to 1998, Ms. Marchak managed a training and organizational development department at Jack in the Box.

      Dawn M. Martin has been Senior Vice President and Chief Information Officer of Westcorp and Executive Vice President and Chief Information Officer of WFS and the Bank since 1999. Ms. Martin joined WFS, in April 1997 as Senior Vice President, Manager of Network Computing. Prior to joining us, Ms. Martin was Senior Vice President and System Integration Officer at American Savings Bank where she was employed from 1984 to 1997.

      Cathy Mungon has been Senior Vice President and Director of Project Office for WFS and the Bank since 2002. From 1999 to 2002, she was Senior Vice President and Director of Operations for WFS. Ms. Mungon joined the Bank in 1981 when she became a member of the Systems/ Training Department. She was promoted to Assistant Vice President of the Bank in 1985. In 1992, she was promoted to Vice President of Systems/ Training and Operations. In 1995, she transferred to WFS as Vice President of Business Systems Support and Operations. Prior to joining us, Ms. Mungon was a training manager for Morris Plan and, previous to Morris Plan, Nationwide Finance.

      Mark Olson has served as Controller of Westcorp, WFS and the Bank since 1995 and as Vice President of Westcorp and Senior Vice President of WFS and the Bank since 1997. He joined the Bank in 1991 as Accounting Systems Director. Prior to joining the Bank, Mr. Olson was employed by Ernst & Young LLP. Mr. Olson is a licensed Certified Public Accountant in California and is a member of the American Institute of Certified Public Accountants.

      J. Keith Palmer has been Treasurer of Westcorp, WFS and the Bank since 1995, Vice President of Westcorp since 1996 and Senior Vice President of WFS and the Bank since 1997. Prior to joining the Bank in 1993, Mr. Palmer served as a Capital Markets Examiner with the Office of Thrift Supervision from 1991 to 1993. From 1986 to 1991, Mr. Palmer served in various capacities with the Office of Thrift Supervision.

      David W. Prescher has served as Executive Vice President and National Production Manager for WFS since 2002. Mr. Prescher joined WFS in 1988 as Branch Manager of the San Diego office. In 1997, he was promoted to Senior Vice President and Chief Credit Officer, and in 1998 he was named Division Manager of the Western Division. Mr. Prescher is a board member of the California Financial Services Association.

      James E. Tecca has been Vice Chairman of the Bank since 2002. He served as President of the Bank from 1999 to 2002, after serving as Executive Vice President since 1996 in charge of the Commercial Banking Group. Prior to joining the Bank, he was Senior Vice President with Bank of America for 20 years. In addition, Mr. Tecca was Chief Operating Officer with Bay View Federal Bank in San Francisco and President and Chief Executive Officer of Girard Savings Bank in San Diego.

      Ronald Terry has served as Senior Vice President and Chief Credit Officer of WFS since 2000. Prior to joining WFS, Mr. Terry worked for Equifax, from 1999 to 2000, as an Automotive Finance Consultant. From 1997 to 1999, Mr. Terry was Credit Risk Manager at Mitsubishi Motors Credit of America. Prior to joining Mitsubishi, Mr. Terry was with Experian for six years managing the development of generic and custom scorecards.

      Lee A. Whatcott has served as Chief Financial Officer of Westcorp, WFS and the Bank since 1995, as Executive Vice President of Westcorp since 1999, and as Senior Executive Vice President of WFS and the Bank since 1999. He also has served as Chief Operating Officer of Westcorp, WFS and the Bank since 2002. Mr. Whatcott joined us in 1988 and was named Vice President and Controller in 1992 and Senior Vice President in 1995. Prior to joining us, he was employed by Ernst & Young LLP.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information regarding beneficial ownership of our common stock as of October 31, 2003 and as adjusted to reflect the sale of the common stock in this offering by:

•	each person who beneficially owns more than 5% of the outstanding shares of our common stock;

•	our chief executive officer and each of the other four most highly compensated executive officers at the end of fiscal year 2002;

•	each of our directors; and

•	all of our directors and executive officers as a group.

      Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise indicated, we believe that each person or entity named in the table has sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them, subject to applicable community property laws. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, shares of common stock that are subject to options held by that person that are exercisable at October 31, 2003 are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

	Shares of Common Stock				Shares of Common Stock
	Beneficially Owned Prior				Beneficially Owned After
	to the Offering				the Offering
				Shares
	Number of	Exercisable		Purchased/	Number of	Exercisable
Name of Beneficial Owner	Shares(1)	Options(2)	Percent	(Sold) Hereby	Shares(1)	Options(2)	Percent

Judith M. Bardwick		7,963	*	—		7,963	*
Robert T. Barnum	25,470	4,500	*	—	25,470	4,500	*
James R. Dowlan	3,962	750	*	—	3,962	750	*
Dawn Martin	4,029	19,500	*	—	4,029	19,500	*
Duane A. Nelles	3,272	6,000	*	—	3,272	6,000	*
David Prescher	11,468	23,942	*	—	11,468	23,942	*
Ernest S. Rady(3)	27,641,978	138,419	61%	172,500	27,814,478	138,419	55%
Harry M. Rady	166,528				166,528
Charles E. Scribner	183,353	6,000	*	—	183,353	6,000	*
Lee A. Whatcott	24,884	58,022	*	—	24,884	58,022	*
Thomas A. Wolfe	18,369	48,967	*	—	18,369	48,967	*
Directors and executive officers as a group (21 persons)	28,108,154	384,892	62%	172,500	28,280,654	384,892	56%

*	Indicates less than 1% of the total number of outstanding shares of common stock.

(1)	Include shares owned directly and through the ESOP and 401(k).

(2)	Indicates the number of shares of common stock issuable upon the exercise of options exercisable at October 31, 2003.

(3)	Includes 27,569,695 shares held by an affiliated group. The various entities are owned directly or indirectly through a series of affiliated companies that are owned or controlled by Ernest S. Rady.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 65,000,000 shares of common stock, with a par value of $1.00 per share and 20,000,000 shares of preferred stock, with a par value of $1.00 per share. The common stock represents non-withdrawable capital and is not insured by the FDIC or any other governmental authority or agency.

      Our board of directors has the power to issue, from time to time, additional shares of common stock or preferred stock authorized by our articles of incorporation without obtaining approval of our stockholders.

Common Stock

      As of September 30, 2003, there were 45,402,592 shares of common stock issued and outstanding. At September 30, 2003, there were 3,000,000 shares of common stock authorized for issuance under our stock option plan and 1,490,842 options outstanding. Holders of common stock are entitled to one vote per share of common stock held of record on all matters submitted to a vote of holders of the stockholders. The shares are not entitled to cumulative voting rights because our articles of incorporation eliminated such rights upon the listing of the common stock on New York Stock Exchange. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared, from time to time, by our board of directors out of funds legally available therefore. See “Price Range of Common Stock and Dividend Information.” In the event of our liquidation, dissolution or winding up, holders of common stock would be entitled to receive all of our assets, pro rata, after payment of all our debts and liabilities and the liquidation preferences of our preferred stock then outstanding, if any. Holders of common stock do not have preemptive rights with respect to newly issued shares. The common stock is not subject to call or redemption. The outstanding shares of common stock are, and the shares of common stock offered hereby, when issued and upon receipt by the company of the full purchase price therefor, will be, fully paid and nonassessable. See “Risk Factors — Risks Related to Us — The ownership of our common stock is concentrated, which may result in conflicts of interest and actions that are not in the best interests of other stockholders of the Company.”

      Our articles of incorporation provide for the classification of the board of directors into two or three classes depending upon the number of directors. Based on the current number of eight directors, the board of directors is divided into two classes with staggered two-year terms. If, in the future, the board of directors is expanded to nine or more directors, the board of directors will be split into three classes with staggered three-year terms.

      The transfer agent and registrar for our common stock is Mellon Shareholder Services.

Preferred Stock

      We currently have no shares of preferred stock outstanding.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated November 18, 2003, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, Goldman, Sachs & Co., Bear, Stearns & Co. Inc. and JMP Securities LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares

Credit Suisse First Boston LLC	2,092,191
Goldman, Sachs & Co.	1,663,732
Bear, Stearns & Co. Inc.	767,876
JMP Securities LLC	767,876
Friedman, Billings, Ramsey & Co., Inc.	52,775
Keefe, Bruyette & Woods, Inc.	52,775
Sandler O’Neill & Partners, L.P.	52,775

Total	5,450,000

      The table above includes the 172,500 shares of our common stock being sold by the underwriters to Ernest Rady’s affiliates at the public offering price of $34.39 per share. The underwriters will not receive any underwriting discounts or commissions on these shares.

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 817,500 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.88 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/ dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

      The following table summarizes the compensation and estimated expenses we will pay, assuming both no exercise and full exercise of the underwriters’ option to purchase 817,500 additional shares:

	Per Share		Total

	Without	With	Without	With
	Option	Option	Option	Option

Underwriting discounts and commissions paid by us	$1.46	$1.46	$7,713,462	$8,908,300
Expenses payable by us	$0.09	$0.08	$500,000	$500,000

      The table above does not include the 172,500 shares being sold by the underwriters to affiliates of Ernest Rady at a price equal to the price to public. The underwriters will not receive any underwriting discounts or commissions on these shares.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus.

      Our executive officers and directors have agreed that, except as provided in the next sentence, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus. Excluded from the lock-up agreements entered into with the underwriters by affiliates controlled by Ernest Rady are 10,700,000 shares of our common stock. Mr. Rady has informed us that these affiliates have had these shares (or a portion thereof) pledged as collateral for loans for an extended period of time, and that these affiliates do not intend to sell any of these shares during the lock-up period. Of the 10,700,000 shares, 10,000,000 are pledged to Bear, Stearns & Co. Inc. The pledgees of the shares would be entitled to sell all or a portion of the pledged shares only if there were a default under the loans, and we were informed by Mr. Rady that no event has occurred which would or could constitute a default.

      We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      Our shares of common stock are listed on The New York Stock Exchange.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

      Some of the underwriters or their affiliates have provided investment banking and advisory services for us from time to time for which they have received customary fees and reimbursements of expenses, and such underwriters or their affiliates may in the future provide additional services. In addition, as described above, affiliates controlled by Mr. Rady have pledged 10,000,000 shares to Bear Stearns & Co. Inc. as collateral for loans.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

UNITED STATES FEDERAL TAX CONSEQUENCES

TO NON-UNITED STATES HOLDERS

      The following summary sets forth the United States federal tax consequences that are anticipated to be material in the acquisition, ownership, and disposition of our common stock by a holder that, for United States federal income tax purposes, is not a “United States person” (as defined below) (a “Non-United States Holder”). This summary is based upon the United States federal tax law now in effect, which is subject to change, possibly retroactively. This summary does not discuss all aspects of United States federal taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, and tax-exempt organizations). Prospective investors are urged to consult their tax advisors regarding the United States federal tax consequences of acquiring, holding, and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

      For purposes of this discussion, a “United States person” means (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (B) that was in existence on August 20, 1996, was treated as a United States person under the Internal Revenue Code of 1986, as amended, on that date, and elected to continue to be so treated.

Dividends

      Dividends paid to a Non-United States Holder will generally be subject to withholding of United States federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business in the United States by the Non-United States Holder, in which case the dividend will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax). Non-United States Holders should consult any applicable income tax treaties that may provide for a reduction or, or exemption from, withholding taxes. A Non-United States Holder may be required to satisfy certain certification requirements in order to claim such treaty benefits.

Gain on Disposition

      A Non-United States Holder will generally not be subject to United States federal income tax (including by way of withholding) on gain recognized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with the conduct of a trade or business in the United States by the Non-United States Holder, (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds our common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met, or (iii) we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-United States Holder held our common stock. We have determined that we are not, and we believe we will not become, a United States real property holding corporation. Gain that is effectively connected with the conduct of a trade or business in the United States by the Non-United States Holder will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax) but will not be subject to withholding. Non-United States Holders should consult any applicable income tax treaties that may provide for different rules.

United States Federal Estate Taxes

      Our common stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States on the date of death will be included in such individual’s estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

      United States federal legislation enacted in the spring of 2001 provides for the reductions in the United States federal estate tax through 2009 and the elimination of the tax entirely in 2010. Under the legislation, the United States federal estate tax would be fully reinstated, as in effect prior to the reductions, in 2011.

Information Reporting and Backup Withholding

      In general, backup withholding will not apply to dividends on our common stock made by us or our paying agents, in their capacities as such, to a Non-United States Holder if the holder has provided the required certification that it is a Non-United States Holder and neither we nor our paying agents have actual knowledge or reason to know that the holder is a United States holder. Generally, we must report to the Internal Revenue Service the amount of dividends paid, the name and the address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividend.

      In general, backup withholding and information reporting will not apply to proceeds from the disposition of common stock paid to a Non-United States Holder if the holder has provided the required certification that it is a Non-United States holder and neither we nor our paying agents have actual knowledge or reason to know that the holder is a United States holder. Any amounts over withheld under the backup withholding rules from a payment to a Non-United States holder will be refunded, or credited against the holder’s United States federal income tax liability, if any, provided that certain required information is provided to the Internal Revenue Service.

LEGAL MATTERS

      Certain legal matters with respect to the authorization and issuance of the common stock offered hereby will be passed upon for us by Mitchell Silberberg & Knupp LLP, Los Angeles, California. Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California, is acting as legal counsel to the underwriters.

EXPERTS

      The Consolidated Financial Statements of Westcorp at December 31, 2002 and 2001 and for each of the three years in the period ending December 31, 2002 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s Web site at http://www.sec.gov. You also may read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference facilities. Our SEC filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, please call (212) 656-5060. This information may also be found on our Web site at www.westcorpinc.com. The information contained on our Web site does not constitute part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The following documents, all of which were previously filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 are hereby incorporated by reference in this prospectus (other than information in such documents that is deemed to be furnished rather than filed):

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Current Report on Form 8-K dated June 19, 2003;

•	our Current Report, as amended, on Form 8-K/ A dated June 27, 2003;

•	our Current Report on Form 8-K dated November 10, 2003;

•	our Current Report on Form 8-K dated November 17, 2003;

•	our definitive Proxy Statement for our annual meeting held on April 29, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003; and

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

      All other reports and documents filed by us after the date of this prospectus pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, other than those portions of such documents (1) described in paragraphs (i), (k) and (l) of Item 402 of Regulation S-K promulgated by the SEC or (2) furnished under Item 9 or Item 12 of a Current Report on Form 8-K, prior to the termination of the offering of the common stock covered by this prospectus are also incorporated by reference in this prospectus and are considered to be part of this prospectus from the date those documents are filed.

      If any statement contained in a document incorporated by reference herein conflicts with or is modified by a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference into this prospectus, the statement made at the latest point in time should control. Any previous statements that have been subsequently altered should therefore not be considered to be a part of this prospectus. We will provide a copy of any or all of the documents referred to above that have been or may be incorporated by reference in this prospectus to any person to whom a copy of this prospectus has been delivered free of charge upon request. Exhibits to such documents will not be provided unless the exhibits are specifically incorporated by reference into the information that the prospectus incorporates. Written requests for copies of any documents incorporated by reference should be directed to Guy Du Bose, Esq., General Counsel, Westcorp, 23 Pasteur, Irvine, California 92618, telephone 949-727-1002. Such information may also be found on our Web site at www.westcorpinc.com. The information contained on our Web site does not constitute part of this prospectus.

WESTCORP AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

AND REPORT OF INDEPENDENT AUDITORS

REPORT OF INDEPENDENT AUDITORS

Board of Directors

Westcorp

      We have audited the accompanying consolidated statements of financial condition of Westcorp and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of Westcorp’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the consolidated financial position of Westcorp and subsidiaries at December 31, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Los Angeles, California

January 21, 2003

WESTCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,

	2002	2001

	(Dollars in thousands)
ASSETS
Cash	$25,211	$68,607
Interest bearing deposits with other financial institutions	59,004	720
Other short-term investments		35,000

Cash and due from banks	84,215	104,327
Investment securities available for sale	10,425	10,511
Mortgage-backed securities available for sale	2,649,657	2,092,225
Loans receivable	9,407,784	7,533,150
Allowance for credit losses	(258,892)	(171,432)

Loans receivable, net	9,148,892	7,361,718
Amounts due from trusts	101,473	136,131
Retained interest in securitized assets		37,392
Premises and equipment, net	78,664	79,258
Other assets	337,550	250,835

TOTAL ASSETS	$12,410,876	$10,072,397

LIABILITIES
Deposits	$1,974,984	$2,329,326
Notes payable on automobile secured financing	8,422,915	5,886,227
Securities sold under agreements to repurchase	276,600	155,190
Federal Home Loan Bank advances	336,275	543,417
Amounts held on behalf of trustee	177,642	280,496
Subordinated debentures	400,561	147,714
Other borrowings	5,891	25,068
Other liabilities	101,145	85,994

TOTAL LIABILITIES	11,696,013	9,453,432
Minority interest	101,666	78,261
SHAREHOLDERS’ EQUITY
Common stock (par value $1.00 per share; authorized 65,000,000 shares; issued and outstanding 39,200,474 shares in 2002 and 35,802,491 shares in 2001)	39,200	35,802
Paid-in capital	350,018	301,955
Retained earnings	325,529	263,853
Accumulated other comprehensive loss, net of tax	(101,550)	(60,906)

TOTAL SHAREHOLDERS’ EQUITY	613,197	540,704

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$12,410,876	$10,072,397

See accompanying notes to consolidated financial statements.

WESTCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the Year Ended December 31,

	2002	2001	2000

	(Dollars in thousands, except per share amounts)
Interest income:
Loans, including fees	$1,021,317	$821,113	$439,336
Mortgage-backed securities	113,327	133,539	128,231
Investment securities	318	433	535
Miscellaneous	7,978	7,542	15,719

TOTAL INTEREST INCOME	1,142,940	962,627	583,821
Interest expense:
Deposits	80,015	114,831	133,610
Notes payable on automobile secured financing	406,851	333,768	118,421
Miscellaneous	44,050	43,345	61,841

TOTAL INTEREST EXPENSE	530,916	491,944	313,872

NET INTEREST INCOME	612,024	470,683	269,949
Provision for credit losses	306,233	196,977	82,133

NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	305,791	273,706	187,816
Noninterest income:
Automobile lending	59,968	62,758	158,701
Mortgage banking	1,421	1,495	6,852
Insurance income	10,561	9,090	6,984
Miscellaneous	18,480	5,556	5,347

TOTAL NONINTEREST INCOME	90,430	78,899	177,884
Noninterest expenses:
Salaries and associate benefits	137,462	142,322	131,677
Credit and collections	36,429	27,707	21,150
Data processing	18,711	18,396	17,019
Occupancy	15,063	14,615	12,495
Telephone	5,394	6,187	5,868
Miscellaneous	38,247	35,644	32,764

TOTAL NONINTEREST EXPENSES	251,306	244,871	220,973

INCOME BEFORE INCOME TAX	144,915	107,734	144,727
Income tax	52,044	41,675	58,132

INCOME BEFORE MINORITY INTEREST	92,871	66,059	86,595
Minority interest in earnings of subsidiaries	13,153	10,369	11,852

NET INCOME	$79,718	$55,690	$74,743

Earnings per common share:
Basic	$2.07	$1.62	$2.54

Diluted	$2.05	$1.61	$2.53

Weighted average number of common shares outstanding:
Basic	38,588,710	34,277,856	29,494,497

Diluted	38,922,611	34,485,127	29,525,677

See accompanying notes to consolidated financial statements.

WESTCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

					Accumulated
					Other
					Comprehensive
		Common	Paid-in	Retained	Income (Loss),
	Shares	Stock	Capital	Earnings	Net of Tax	Total

	(Dollars in thousands, except share amounts)
Balance at January 1, 2000	26,597,344	$26,597	$190,137	$157,465	$(21,481)	$352,718
Net income				74,743		74,743
Unrealized gains on securities available for sale and retained interest in securitized assets, net of tax(1)					6,665	6,665

Comprehensive income						81,408
Issuance of common stock	5,334,482	5,335	50,349			55,684
Issuance of subsidiary common stock			6,403			6,403
Cash dividends				(9,045)		(9,045)

Balance at December 31, 2000	31,931,826	31,932	246,889	223,163	(14,816)	487,168
Net income				55,690		55,690
Unrealized gains on securities available for sale and retained interest in securitized assets, net of tax(1)					12,309	12,309
Unrealized hedge losses on cash flow hedges, net of tax(2)					(75,048)	(75,048)
Reclassification adjustment for losses on securities available for sale included in net income, net of tax(3)					1,050	1,050
Reclassification adjustment for losses on cash flow hedges included in income, net of tax(4)					15,599	15,599

Comprehensive income						9,600
Issuance of common stock	3,870,665	3,870	58,271			62,141
Issuance of subsidiary common stock			(3,205)			(3,205)
Cash dividends				(15,000)		(15,000)

Balance at December 31, 2001	35,802,491	35,802	301,955	263,853	(60,906)	540,704
Net income				79,718		79,718
Unrealized gains on securities available for sale and retained interest in securitized assets, net of tax(1)					28,605	28,605
Unrealized hedge losses on cash flow hedges, net of tax(2)					(135,422)	(135,422)
Reclassification adjustment for gains on securities available for sale included in net income, net of tax(3)					(3)	(3)
Reclassification adjustment for losses on cash flow hedges included in income, net of tax(4)					66,176	66,176

Comprehensive income						39,074
Issuance of subsidiary common stock			(1,405)			(1,405)
Issuance of common stock	3,397,983	3,398	49,468			52,866
Cash dividends				(18,042)		(18,042)

Balance at December 31, 2002	39,200,474	$39,200	$350,018	$325,529	$(101,550)	$613,197

(1)	The pre-tax amount of unrealized gains on securities available for sale and retained interest in securitized assets was $48.5 million for the year ended December 31, 2002 compared with $20.9 million and $11.3 million for the years ended December 31, 2001 and 2000, respectively.

(2)	The pre-tax amount of unrealized losses on cash flow hedges was $230 million for the year ended December 31, 2002 compared with and $127 million for the year ended December 31, 2001.

(3)	The pre-tax amount of unrealized gains on securities available for sale reclassified into earnings was $5.0 thousand and $1.8 million for the years ended December 31, 2002 and 2001.

(4)	The pre-tax amount of unrealized losses on cash flow hedges reclassified into earnings was $112 million for the year ended December 31, 2002 compared with $26.4 million for the year ended December 31, 2001. The amount reclassified into earnings in 2001 includes $1.8 million of the $4.8 million cumulative effect adjustment related to the adoption of SFAS No. 133.

See accompanying notes to consolidated financial statements.

WESTCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,

	2002	2001	2000

	(Dollars in thousands)
OPERATING ACTIVITIES
Net income	$79,718	$55,690	$74,743
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	306,233	196,977	82,133
Amortization of participation paid to dealers	92,309	64,177	25,140
Amortization of retained interest in securitized assets	36,461	75,545	75,958
Amortization of losses on cash flow hedges	54,509	11,689
Amortization of premium on mortgage-backed securities	38,319	28,879	4,602
Depreciation and amortization	16,568	15,130	12,157
(Gain) loss on sales, net	(9,380)	1,779
Loans held for sale:
Proceeds from contract sales			660,000
Proceeds from sale of mortgage loans	554	3,382	3,394
Increase in other assets	(40,956)	(85,951)	(46,718)
Increase in other liabilities	15,148	14,774	12,081
Other, net	9,005	7,883	11,490

NET CASH PROVIDED BY OPERATING ACTIVITIES	598,488	389,954	914,980
INVESTING ACTIVITIES
Loans receivable:
Origination of loans	(5,797,684)	(5,184,915)	(4,531,581)
Participation paid to dealers	(129,272)	(120,194)	(100,300)
Loan payments and payoffs	3,739,737	2,495,987	1,153,538
Investment securities available for sale:
Purchases	(4,853)	(2,917)	(2,194)
Proceeds from sale	486
Proceeds from maturities	1,646	1,308
Mortgage-backed securities:
Purchases	(1,624,936)	(1,233,390)	(960,876)
Proceeds from sale		507,839	17
Payments received	1,077,868	881,094	168,433
Increase in retained interest in securitized assets			(19,240)
Decrease in amounts due from trusts	34,658	220,920	81,971
Proceeds from sales of premises and equipment	8,348	107
Purchase of premises and equipment	(18,920)	(9,993)	(11,608)

NET CASH USED IN INVESTING ACTIVITIES	(2,712,922)	(2,444,154)	(4,221,840)
FINANCING ACTIVITIES
(Decrease) increase in deposits	(417,706)	(194,310)	266,178
Increase (decrease) in securities sold under agreements to repurchase	117,954	(24,931)	(70,854)
Proceeds from notes payable on automobile secured financing	6,912,058	3,519,112	3,867,220
Payments on notes payable on automobile secured financing	(4,408,365)	(1,156,604)	(854,947)
(Decrease) increase in borrowings	(19,178)	(2,734)	19,320
Decrease in amounts held on behalf of trustee	(102,854)	(214,361)	(192,416)
(Decrease) increase in FHLB Advances	(207,141)	133,847	168,826
Proceeds from issuance of subordinated debentures	292,472
Payments on subordinated debentures	(41,134)	(42,892)	(8,608)
Proceeds from issuance of common stock	52,866	62,142	55,684
Proceeds from issuance of subsidiary common stock	16,472	13,973	22,900
Cash dividends	(18,042)	(15,000)	(9,045)
Payments on cash flow hedges	(83,080)	(48,478)

NET CASH PROVIDED BY FINANCING ACTIVITIES	2,094,322	2,029,764	3,264,258

DECREASE IN CASH AND DUE FROM BANKS	(20,112)	(24,436)	(42,602)
Cash and due from banks at beginning of year	104,327	128,763	171,365

CASH AND DUE FROM BANKS AT END OF YEAR	$84,215	$104,327	$128,763

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$513,944	$484,821	$286,306
Income taxes	83,267	67,906	91,345
SUPPLEMENTAL DISCLOSURES OF NONCASH TRANSACTIONS:
Acquisition of real estate acquired through foreclosure	1,107	3,047	5,396

See accompanying notes to consolidated financial statements.

WESTCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1	— Summary of Significant Accounting Policies

Basis of Presentation

      The accompanying consolidated financial statements include our accounts and the accounts of our wholly owned subsidiary, Western Financial Bank, also known as the Bank, and its majority owned subsidiary, WFS Financial Inc, also known as WFS. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the current year’s presentation.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Nature of Operations

      We are a financial services company that specializes primarily in automobile lending, which is funded by our community banking operations and our asset-backed securitization transactions. We have only one reportable segment.

Cash and Due from Banks

      Cash and due from banks include cash, interest bearing deposits with other financial institutions and other short-term investments, which have no material restrictions as to withdrawal or usage.

Investment Securities and Mortgage-Backed Securities Available for Sale

      Investment securities and mortgage-backed securities, also known as MBS, are classified as available for sale and carried at fair value. Any change in the fair value is reported as accumulated other comprehensive income (loss), net of tax, on our Consolidated Statements of Financial Condition. Any decline in the fair value of the investments which is deemed to be other than temporary is charged against current earnings. The method used in determining the cost of investments sold is specific identification.

      Prior to January 1, 2001, we entered into or committed to interest rate caps and interest rate swaps as hedges against market value changes in designated portions of our MBS portfolio to manage interest rate risk exposure. These financial instruments were also recorded at fair value and included in the basis of the designated available for sale securities. The interest rate differential to be paid or received was accrued and included as part of interest income, thereby adjusting the overall yield on securities for which we hedged our exposure to interest rate risk. Unrealized gains and losses on these contracts were deferred and amortized into interest income over the shorter of the remaining life of the derivative instrument or the expected life of the associated asset. When the related MBS was sold, settled or terminated, the deferred gains or losses from these contracts were recognized in the Consolidated Statements of Income as a component of MBS gains and losses.

      Effective January 1, 2001, we redesignated these existing agreements from hedges on our MBS portfolio to cash flow hedges on future interest payments on deposits and securities sold under agreements to repurchase as a result of adopting Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, also known as SFAS No. 133, as amended. See “Derivative Financial Instruments” for further discussion.

Securitization Transactions

      Automobile contract asset-backed securitization transactions are treated as either sales or secured financings for accounting purposes depending upon the securitization structure. In September 2000, the Financial Accounting Standards Board, also known as the FASB, issued Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, also known as SFAS No. 140, to replace Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, also known as SFAS No. 125. SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it generally carries over most of SFAS No. 125’s provisions without reconsideration. SFAS No. 140 defines the criteria used to evaluate securitization structures in determining the proper accounting treatment. These criteria pertain to whether or not the transferor has surrendered control over the transferred assets. If a securitization transaction meets all the criteria defined in SFAS No. 140, the transaction is required to be treated as a sale. If any one of the criteria is not met, the transaction is required to be treated as a secured financing. Since March 31, 2000, our securitization transactions included certain provisions which allow us to effectively maintain control over the transferred assets. As a result, these securitization transactions are required to be treated as secured financings. Our securitization transactions prior to March 31, 2000 did not give us this right and, therefore, we were required to treat such transactions as sales.

      For securitization transactions treated as sales, we recorded a non-cash gain equal to the present value of the estimated future cash flows on a cash out basis, net of the write-off of dealer participation and gains or losses on hedges. We determined whether or not we must record a servicing asset or liability by estimating future servicing revenues, including servicing fees, late charges, other ancillary income, and float benefit, less the actual cost to service the loans.

      In determining the fair value of our retained interest in securitized assets, also known as RISA, we evaluated the cost basis of contracts relative to the fair value of such contracts and the fair value of the RISA recorded. The RISA was capitalized and amortized over the expected life of the underlying contracts. Net interest income and servicing fees earned on these contracts are recognized over the life of the securitization transactions as contractual servicing income, retained interest income and other fee income. The amortization of the RISA is calculated so as to recognize retained interest income on an effective yield basis. These amounts are reported as automobile lending income on our Consolidated Statements of Income.

      RISA is classified in a manner similar to available for sale securities and as such was marked to market each quarter. Market value changes were calculated by discounting estimated future cash flows using the current market discount rate. Any changes in the market value of the RISA were reported as accumulated other comprehensive income (loss), net of tax, on our Consolidated Statements of Financial Condition. On a quarterly basis, we evaluated the carrying value of the RISA in light of the actual performance of the underlying contracts and made adjustments to reduce the carrying value, if appropriate.

      For securitization transactions treated as secured financings, the contracts are retained on the balance sheet with the securities issued to finance the contracts recorded as notes payable on automobile secured financing. We record interest income on the securitized contracts and interest expense on the notes issued through the securitization transactions.

      The excess cash flows generated by securitized contracts are deposited into spread accounts in the name of the trustee under the terms of the securitization transactions. In addition, we advance additional monies to initially fund these spread accounts. For securitization transactions treated as sales, amounts due to us held in the spread accounts and servicing income earned by us for which we have not yet received repayment from the trust are reported as amounts due from trust on our Consolidated Statements of Financial Condition.

      As servicer of these contracts, we hold and remit funds collected from the borrowers on behalf of the trustee pursuant to reinvestment contracts that we have entered into for most securitizations. For securitization transactions treated as sales, these amounts are reported as amounts held on behalf of trustee on our Consolidated Statements of Financial Condition.

Allowance for Credit Losses

      The allowance for credit losses is maintained at a level that we believe is adequate to absorb probable losses in the on balance sheet loan portfolio that can be reasonably estimated. Our determination of the adequacy of the allowance is based on an evaluation of the portfolio, past credit loss experience, current economic conditions, volume, pending contract sales, growth and composition of the loan portfolio, and other relevant factors. The allowance is increased by provisions for credit losses charged against income.

Nonaccrual Loans

      Nonaccrual loans are loans on which accrual of interest has been suspended. Interest is suspended on all real estate loans when, in our judgement, the interest will not be collectible in the normal course of business or when loans are 90 days or more past due or full collection of principal is not assured. When a loan is placed on nonaccrual, interest accrued is reversed against interest income. The accrual of interest income is suspended on all loans, except consumer loans. On these loans, interest continues to accrue until the loans are charged off, which occurs automatically after the loans are past due 120 days, except for accounts that are in Chapter 13 bankruptcy. At the time that a loan is charged off, all accrued interest is reversed. For those accounts that are in Chapter 13 bankruptcy and are contractually past due greater than 120 days, all accrued interest is reversed and income is recognized on a cash basis. As of December 31, 2002 and 2001, the amounts of accrued interest reversed were not material.

Premises and Equipment

      Premises and equipment are recorded at cost less accumulated depreciation and amortization and are depreciated over their estimated useful lives principally using the straight-line method for financial reporting and accelerated methods for tax purposes. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter. Useful lives for premises and equipment are 5 to 39 years for buildings and improvements, 5 to 7 years for furniture and equipment, 3 to 5 years for computers and software, and 5 to 15 years for all other premises and equipment.

Repossessed Assets

      All accounts for which collateral has been repossessed and the redemption period has expired are reclassified from loans receivable to repossessed assets at fair value with any adjustment recorded against the allowance for credit losses. Repossessed assets were included in other assets on the Consolidated Statements of Financial Condition and are not material.

Nonperforming Assets

      Accounts that are in Chapter 13 bankruptcy and are contractually past due greater than 120 days are reclassified from loans receivable to nonperforming assets at fair value with any adjustment recorded against the allowance for credit losses. Nonperforming assets were included in other assets on the Consolidated Statements of Financial Condition and are not material.

Real Estate Owned

      Real estate acquired through foreclosure is recorded at the lower of cost or fair value less estimated costs to sell. These values are periodically reviewed and write-downs are recorded, if appropriate. Costs of holding this real estate and related gains and losses on disposition are credited or charged to real estate operations as incurred.

      Real estate owned is carried net of an allowance for losses which is maintained at a level we believe to be adequate to absorb any probable losses in the portfolio that can be reasonably estimated. Our determination of the adequacy of the allowance is based on an evaluation of past credit loss experience, current economic conditions, selling costs and other relevant factors.

Interest Income and Fee Income

      Interest income is earned in accordance with the terms of the loan. For pre-computed contracts, interest is earned monthly, and for simple interest loans, interest is earned daily. Interest income on certain loans is earned using the effective yield method and classified as interest receivable to the extent not collected and reported in interest receivable on the Consolidated Statements of Financial Condition. Other loans use the sum of the months digit method, which approximates the effective yield method.

      We defer certain loan origination fees, commitment fees, premiums paid to dealers and loan origination costs. The net amount is amortized as an adjustment to the related loans’ yield over their contractual life. Commitment fees based on a percentage of a customer’s unused line of credit are recognized over the commitment period. Fees for other services are recorded as income when earned.

Mortgage Banking Income

      Mortgage banking income consists primarily of gain on sale of mortgage loans and mortgage servicing rights and other mortgage servicing related fee income. Historically, we originated mortgage loans and sold the loans to investors on either a servicing rights retained or servicing rights released basis. When we sold a mortgage loan with servicing rights retained, we would record a gain related only to the sale of the loan. Conversely, when we sold a mortgage loan with servicing rights released, we would record a gain related to the value of the loan and the value of the servicing rights.

      Gain on sale of mortgage loans represented the difference between the allocated cost basis of loans sold and the proceeds from sale, which included the carrying value of capitalized servicing rights, also known as CSRs, created as a result of the sale. The carrying value of the CSRs represented an allocation of the cost basis of loans sold between the CSRs and the loans based upon their relative fair value at the date the loans were originated or purchased. The fair value of CSRs was calculated by estimating future servicing revenues, including servicing fees, late charges, other ancillary income, and float benefit, less the actual costs to service loans. The amortization of the CSRs was a component of mortgage banking income over the period of, and in proportion to, the expected repayment term of the underlying loans. CSRs were evaluated for impairment based on the excess of the carrying amount of the CSRs over their fair value.

Insurance Commissions

      Commissions on insurance policies sold are recognized as income over the life of the policies.

Insurance Premiums

      Premiums for life and accident/health insurance policies are recognized as income over the term of the insurance contract.

Interest Expense

      Interest expense is recognized when incurred. Our level yield calculation for notes payable on automobile secured financings includes the interest on the notes, underwriting discounts, hedge gains or losses and payments under interest rate swap agreements.

Income Taxes

      We file a consolidated federal tax return , and combined or consolidated returns in states where such filing method is allowed, including subsidiaries as required by such states. In other states, subsidiaries file separate state tax returns.

Fair Values of Financial Instruments

      Fair value information about financial instruments is reported using quoted market prices for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and in many cases, could not be realized in immediate settlement of the instruments. Fair values for certain financial instruments and all non-financial instruments are not required to be disclosed. Accordingly, the aggregate fair value amounts presented do not represent our underlying value.

      We use the following methods and assumptions in estimating our fair value disclosures for financial instruments:

Cash and due from banks: The carrying amounts reported in the Consolidated Statements of Financial Condition for cash and due from banks approximate those assets’ fair values.

Investment securities and MBS: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: The fair values for loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Retained interest in securitized assets: RISA is carried at fair value. The fair value is determined by discounting estimated cash flows using a current market discount rate.

Interest rate swaps, interest rate caps, forward agreements and Euro-dollar futures contract: The fair value is estimated by obtaining market quotes from brokers or internally valuing when market quotes are not readily available.

Loan commitments (including fixed and variable): The fair values of loan commitments are based on quoted market prices of similar loans sold in the secondary market.

Deposits: The fair values disclosed for demand deposit accounts, passbook accounts, certificate accounts, brokered certificate accounts and certain types of money market accounts are, by definition, equal to the amount payable on demand at the reporting date, i.e., their carrying amounts. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated expected monthly maturities on time deposits.

Securities sold under agreements to repurchase, notes payable on automobile secured financing, Federal Home Loan Bank advances, and subordinated debentures: The fair value is estimated by using discounted cash flow analyses based on our current incremental borrowing rates for similar types of borrowing arrangements.

Short-term borrowings: The carrying amounts reported in the Consolidated Statements of Financial Condition approximate their fair values.

Amounts held on behalf of trustee: The carrying amounts reported in the Consolidated Statements of Financial Condition approximate their fair value.

Derivative Financial Instruments

      Effective January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, also known as SFAS No. 133, which requires all derivatives to be recorded on the balance sheet at fair value. Changes in the fair value of derivatives designated as hedges are either offset against the change in fair value of the hedged assets, liabilities or firm commitments directly through income or recognized through accumulated other comprehensive income (loss) on the balance sheet until the hedged items are recognized in earnings, depending on the nature of the hedges. The ineffective portion of a derivative’s change in fair value for a cash flow hedge is recognized in accumulated other comprehensive income (loss) on the balance sheet if the hedge is less than 100% effective or in earnings if the hedge is greater than 100% effective. We employ regression analysis and discounted cash flow analysis to test the effectiveness of our hedges on a quarterly basis. All of our derivative instruments that are designated as hedges are treated as cash flow hedges under SFAS No. 133.

      The contracts originated and held by us are fixed rate and, accordingly, we have exposure to changes in interest rates. To protect against potential changes in interest rates affecting interest payments on future securitization transactions, we enter into various hedge agreements. We enter into Euro-dollar futures contracts and forward agreements in order to hedge our future interest payments on our notes payable on automobile secured financing. The market value of these hedges responds inversely to changes in interest rates. Because of this inverse relationship, we can effectively lock in a gross interest rate spread at the time of entering into the hedge transaction. Gains and losses on these agreements are recorded in accumulated other comprehensive income (loss), net of tax. Any ineffective portion is recognized in interest expense during that period if the hedge is greater than 100% effective. Upon completion of the securitization transaction, the gains or losses are recognized in full as an adjustment to the gain or loss on the sale of the contracts if the securitization transaction is treated as a sale or amortized on a level yield basis over the duration of the notes issued if the transaction is treated as a secured financing. These hedge instruments are settled daily, and therefore, there are no related financial instruments recorded on the Consolidated Statements of Financial Condition. Credit risk related to these hedge instruments is minimal.

      As we issued certain variable rate notes payable in 2002 and 2001, we also entered into interest rate swap agreements in order to hedge our variable interest rate exposure on future interest payments. The fair value of the interest rate swap agreements is included in notes payable on automobile secured financing, and any change in the fair value is reported as accumulated other comprehensive income (loss), net of tax, on our Consolidated Statements of Financial Condition. Any ineffective portion is recorded in interest expense during that period if the hedge is greater than 100% effective. Related interest income or expense is settled on a quarterly basis and recognized as an adjustment to interest expense in our Consolidated Statements of Income.

      Historically, to protect against market value changes on our MBS portfolio, we entered into various hedge agreements. As part of the adoption of SFAS No. 133, we redesignated these existing agreements from hedges on our MBS portfolio to cash flow hedges that will protect against potential changes in interest rates affecting interest payments on future deposits gathered by us and future securities sold under agreements to repurchase. The fair value of the interest rate swap agreements is included in deposits and securities sold under agreements to repurchase, respectively, and any change in the fair value is reported as accumulated other comprehensive income (loss), net of tax, on our Consolidated Statements of Financial Condition. Related interest income or expense is settled on a quarterly basis and is recorded in accumulated other comprehensive income (loss) and reclassified into earnings in the period during which cash flows on the hedged items affect income. In conjunction with this redesignation on January 1, 2001, we recorded a transition adjustment to earnings for the $33.7 million unrealized loss on these derivatives offset by an equal amount of unrealized gain on our MBS portfolio.

      We also enter into interest rate swap agreements or other derivatives that do not qualify for hedge accounting under FAS 133 or that we choose not to designate as hedges. These derivatives pertain to variable rate notes issued in conjunction with the securitization of our contracts. Any change in the market value of such derivatives is recorded to income each month. Any income or expense recognized on such derivatives is recognized as miscellaneous income or expense.

      As part of the adoption of SFAS No. 133 in 2001, we recorded a cumulative effect adjustment to accumulated other comprehensive income (loss) of $4.8 million, net of tax, which represents the deferred loss on our Euro-dollar futures contracts outstanding at January 1, 2001. Of the $4.8 million, $1.8 million was reclassified into earnings during 2001.

Stock-based Compensation

      As discussed below, Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123, also known as SFAS No. 148, requires expanded disclosure of the effects of a company’s accounting policy for stock-based employee compensation. We use the intrinsic value method to account for stock-based employee compensation. See Note 20 — Stock Options for further disclosure.

Accounting Pronouncements

      In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, Accounting for Business Combinations, also known as SFAS No. 141, and Statement of Financial Accounting Standards No. 142, Accounting for Goodwill and Intangible Assets, also known as SFAS No. 142. Under SFAS No. 141 and SFAS No. 142, companies may no longer use the pooling-of-interest accounting method for business combinations or account for mergers on their financial statements under the traditional purchase method, which required companies to amortize goodwill assets over a specific time period. Instead purchased goodwill will remain on the balance sheet as an asset subject to impairment reviews. We adopted SFAS No. 141 and SFAS No. 142 on January 1, 2002, and they did not have a material effect on our earnings or financial position.

      In July 2001, the FASB issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, also known as SFAS No. 143, in which retirement obligations would be recorded as a liability using the present value of the estimated cash flows and a corresponding amount would be capitalized as part of the asset’s carrying amount. The capitalized asset retirement cost would be amortized to expense over the asset’s useful life using a systematic and rational allocation method. The estimate of the asset retirement obligation will change and have to be revised over time. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. If applicable, an accounting change to adopt the standard would be made as of the beginning of the company’s fiscal year. The adoption of SFAS No. 143 will not have a material effect on our earnings or financial position.

      In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, also known as SFAS No. 144, to supersede Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, also known as SFAS No. 121. The basic recognition and measurement model for assets held for use and held for sale under SFAS No. 121 has been retained, however SFAS No. 144 removes goodwill from the scope as goodwill is now subject to the provisions of SFAS No. 141 and SFAS No. 142. SFAS No. 144 provides guidance on differentiating between assets held and used, held for sale, and held for disposal other than by sale. Assets held for sale or disposal must be stated at the lower of the assets’ carrying amounts or fair values and depreciation would no longer be recognized. Assets to be disposed of by sale would be classified as held for sale when management, having the authority to approve the action, commits to a plan to sell the assets meeting several strict criteria. The three-step approach for recognizing and measuring impairment of assets to be held and used under SFAS No. 121 remains applicable. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and for interim periods within those fiscal years. We adopted SFAS 144 on January 1, 2002, and it did not have a material effect on our earnings or financial position.

      In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, also known as SFAS No. 145. SFAS No. 145 rescinds Statements of Financial Accounting Standards No. 4 and 64 that required gains and losses from extinguishment of debt be classified as extraordinary items. SFAS No. 145 also rescinds Statement of Financial Accounting Standards No. 44 that provided transition provisions related to the Motor Carrier Act of 1980. SFAS No. 145 amended Statement of

Financial Accounting Standards No. 13 to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for financial statements issued on or after May 15, 2002. We adopted SFAS No. 145 and it did not have a material effect on our earnings or financial position.

      In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, also known as SFAS No. 146, in which liabilities for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liabilities are incurred. SFAS No. 146 eliminated the recognition of certain costs associated with exit or disposal activities that were previously recognized as liabilities at a plan (commitment) date under Emerging Issues Task Force Issue No. 94-3 that did not meet the definition of a liability in FASB Concepts Statement No. 6, Elements of Financial Statements. SFAS No. 146 is effective for disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 will not have a material effect on our earnings or financial position.

      In October 2002, the FASB issued Statement of Financial Accounting Standards No. 147, Acquisitions of Certain Financial Institutions — an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9, also known as SFAS No. 147, to remove acquisitions of financial institutions from the scope of both FASB Statement No. 72 and FASB Interpretation No. 9. SFAS No. 147 now requires that acquisitions of financial institutions be accounted for in accordance with SFAS No. 141 and 142. SFAS No. 147 also amends SFAS No. 144 to include in its scope long-term customer-relationship intangible assets of financial institutions. Consequently, customer-relationship intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used. SFAS No. 147 is effective for acquisitions made on or after October 1, 2002 and is effective for measurement of impairment of long-lived assets on October 1, 2002. We adopted SFAS No. 147 on October 1, 2002 and it did not have a material effect on our earnings or financial position.

      In December 2002, the FASB issued SFAS No. 148. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the method used on reported results. SFAS No. 148 provides two additional transition methods for entities that adopt Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, also know as SFAS No. 123. Both of these methods avoid the ramp-up effects arising from prospective application of the fair value based method. SFAS No. 148 does not permit the use of the original SFAS No. 123 method of transition for changes to the fair value based method made in fiscal years beginning after December 15, 2003. This statement also requires disclosure of comparable information for all companies regardless of which method of accounting for stock-based employee compensation. SFAS No. 148 improves the timeliness of disclosures by requiring their inclusion in financial reports for interim periods. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. We adopted the disclosure provisions of SFAS No. 148 on December 31, 2002 and expect to adopt the prospective application method of transition to the fair value based method in the first quarter of 2003. Neither the adoption of the disclosure nor the adoption of the fair value based method will have a material effect on our earnings or financial position.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, also known as FIN No. 45. FIN No. 45 will require that guarantees meeting the characteristics described in FIN No. 45 be recognized and initially measured at fair value. In addition, FIN No. 45 will require new disclosures by guarantors, even if the likelihood of the guarantor making payments under the guarantee is remote. The disclosure provisions of FIN No. 45 are effective for fiscal years ending after December 15, 2002. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We adopted FIN No. 45 on December 15, 2002 and it did not have a material effect on our earnings or financial position.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, also known as FIN No. 46. FIN No. 46 changes the consolidation requirements by requiring a variable interest entity to be consolidated by a company if that company is subject to the majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. In addition, FIN No. 46 requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN No. 46 apply to variable interest entities created after January 31, 2003 and apply to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003. The adoption of FIN No. 46 will not have a material effect on our earnings or financial position.

Note 2 — Investment Securities Available for Sale

      Investment securities available for sale consisted of the following:

	December 31, 2002

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gain	Loss	Value

	(Dollars in thousands)
Obligations of states and political subdivisions	$1,023	$23		$1,046
Owner trust certificates	3,348			3,348
Other	6,031			6,031

	$10,402	$23		$10,425

	December 31, 2001

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gain	Loss	Value

	(Dollars in thousands)
Obligations of states and political subdivisions	$1,508	$41		$1,549
Owner trust certificates	4,668			4,668
Other	4,294			4,294

	$10,470	$41		$10,511

      At December 31, 2002, the stated maturities of our investment securities available for sale were as follows:

			One Year		Five Years		Ten Years
	Up to One Year		to Five Years		to Ten Years		to Twenty-five Years

	Amortized	Fair	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value	Cost	Value

	(Dollars in thousands)
Obligations of states and political subdivisions			$515	$526	$508	$520
Owner trust certificates			3,348	3,348
Other	$1,742	$1,742	490	490			$3,799	$3,799

	$1,742	$1,742	$4,353	$4,364	$508	$520	$3,799	$3,799

Note 3 — Mortgage-Backed Securities Available for Sale

      MBS available for sale consisted of the following:

	December 31, 2002

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

	(Dollars in thousands)
GNMA certificates	$2,562,459	$46,008	$1,010	$2,607,457
FNMA participation certificates	38,647	477		39,124
FHLMC participation certificates	1,046	22		1,068
Other	2,008			2,008

	$2,604,160	$46,507	$1,010	$2,649,657

	December 31, 2001

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

	(Dollars in thousands)
GNMA certificates	$2,040,110	$12,527	$16,268	$2,036,369
FNMA participation certificates	51,353	541		51,894
FHLMC participation certificates	1,679	13		1,692
Other	2,270			2,270

	$2,095,412	$13,081	$16,268	$2,092,225

      Proceeds from the sale of MBS available for sale for the years ended December 31, 2002, 2001 and 2000 were as follows:

	For the Year Ended December 31,

	2002	2001	2000

	(Dollars in thousands)
Proceeds from sales of MBS available for sale		$507,839	$17
Gross realized gains		4,020
Gross realized losses		(3,479)

      Our MBS available for sale portfolio had maturities of one month to thirty years at December 31, 2002 and 2001, although payments are generally received monthly throughout the life of these securities.

Note 4 — Net Loans Receivable

      Net loans receivable consisted of the following:

	December 31,

	2002	2001

	(Dollars in thousands)
Real estate:
Mortgage	$277,233	$361,115
Construction	14,150	15,638

	291,383	376,753
Less: undisbursed loan proceeds	8,453	3,298

	282,930	373,455
Consumer:
Contracts	8,957,149	7,045,578
Dealer participation, net of deferred contract fees	154,671	128,148
Other	7,531	8,826
Unearned discounts	(91,713)	(108,169)

	9,027,638	7,074,383
Commercial	97,216	85,312

	9,407,784	7,533,150
Allowance for credit losses	(258,892)	(171,432)

	$9,148,892	$7,361,718

      Loans managed by us totaled $9.8 billion and $8.6 billion as of December 31, 2002 and 2001, respectively. Of the $9.8 billion loans managed at December 31, 2002, $9.3 billion were owned by us and $525 million were owned by securitization trusts. Of the $8.6 billion loans managed at December 31, 2001, $7.4 billion were owned by us and $1.2 billion were owned by securitization trusts.

      There were no impaired loans at December 31, 2002 and 2001.

Note 5 — Allowance for Credit Losses

      Changes in the allowance for credit losses were as follows:

	For the Year Ended December 31,

	2002	2001	2000

	(Dollars in thousands)
Balance at beginning of year	$171,432	$104,006	$64,217
Provision for credit losses	306,233	196,977	82,133
Chargeoffs	(281,150)	(163,902)	(57,126)
Write-down of nonperforming assets(1)	(3,673)	(6,786)
Recoveries	66,050	41,137	14,782

Balance at end of year	$258,892	$171,432	$104,006

(1)	The write-down of nonperforming assets represents specific reserves established on accounts that file for Chapter 13 Bankruptcy and are greater than 120 days delinquent. To the extent that these accounts do not perform under the court ordered plan, these specific reserves are reversed and the account is charged off.

Note 6 — Retained Interest in Securitized Assets

      The following table presents the activity of the RISA:

	For the Year Ended December 31,

	2002	2001	2000

	(Dollars in thousands)
Balance at beginning of period	$37,392	$111,558	$167,277
Additions			19,240
Amortization	(36,461)	(75,546)	(75,958)
Change in unrealized gain/loss on RISA(1)	(931)	1,380	999

Balance at end of period(2)	$0	$37,392	$111,558

(1)	The change in unrealized gain/loss on RISA represents temporary changes in valuation including changes in the discount rate based on the current interest rate environment. Such amounts will not be realized unless the RISA is sold. Changes in prepayment and credit loss assumptions for the RISA are other than temporary in nature and impact the value of the RISA. Such other than temporary differences are immediately recognized in income as a component of retained interest income.

(2)	There were no restrictions on the RISA.

      The following table summarizes certain cash flows received from and paid to securitization trusts on securitization transactions treated as sales:

	For the Year Ended December 31,

	2002	2001	2000

	(Dollars in thousands)
Proceeds			$660,000
Excess cash flows from trust	$6,971	$47,357	127,294
Servicing fees received	10,735	23,018	41,767
Servicing advances	18,547	20,203	38,060
Repayments of servicing advances	17,585	23,893	49,531

      The balance of contracts 30 days or more delinquent included in such securitization trusts totaled $35.2 million and $67.4 million at December 31, 2002 and 2001, respectively. Net chargeoffs for these securitization trusts totaled $30.4 million, $50.4 million and $75.5 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 7 — Premises and Equipment

      Premises and equipment consisted of the following:

	December 31,

	2002	2001

	(Dollars in thousands)
Land	$15,949	$16,275
Buildings and improvements	50,738	51,272
Computers and software	51,780	44,519
Furniture and equipment	20,037	18,757
Other	9,092	6,974

	147,596	137,797
Less: accumulated depreciation	(68,932)	(58,539)

	$78,664	$79,258

Note 8 — Accrued Interest Receivable

      Accrued interest receivable consisted of the following:

	December 31,

	2002	2001

	(Dollars in thousands)
Interest on loans receivable	$62,411	$53,354
Interest on securities	15,170	13,388

	$77,581	$66,742

      Accrued interest receivable at December 31, 2002 and 2001 is included in other assets in the Consolidated Statements of Financial Condition.

Note 9 — Deposits

      Deposits consisted of the following:

		Weighted
	Weighted	Average Rate for	December 31,
	Average Rate at	the Year Ended
	December 31, 2002	December 31, 2002	2002	2001

Noninterest bearing deposits	—	—	$165,844	$100,170
Demand deposit accounts	0.2%	0.2%	1,037	1,124
Passbook accounts	0.3	0.4	6,688	11,192
Money market deposit accounts	2.1	2.0	730,245	858,371
Brokered certificate accounts	2.1	3.5	98,992	56,302
Certificate accounts	3.0	5.2	972,178	1,302,167

			$1,974,984	$2,329,326

      The aggregate amount of certificate accounts in denominations greater than or equal to $100,000 was $305 million and $426 million at December 31, 2002 and 2001, respectively. Deposit amounts in excess of $100,000 are not federally insured.

      Scheduled maturities of certificate accounts at December 31, 2002 were as follows:

	Weighted
	Average Rate	Amount

	(Dollars in thousands)
Six months or less	2.96%	$395,468
More than six months through one year	2.94	523,132
More than one year through three years	3.78	48,920
More than three years through ten years	4.05	4,658

		$972,178

      Interest expense on deposits consisted of the following:

	For the Year Ended December 31,

	2002	2001	2000

	(Dollars in thousands)
Demand deposit accounts	$117	$70	$373
Passbook accounts	39	169	296
Money market deposit accounts	14,772	28,648	42,160
Certificate accounts	63,867	83,859	90,460
Brokered certificate accounts	1,220	2,085	321

	$80,015	$114,831	$133,610

      Accrued interest payable on deposits at December 31, 2002 and 2001 was $5.7 million and $7.0 million, respectively, including accrued interest payable on related interest rate swap agreements, and is included in other liabilities in the Consolidated Statements of Financial Condition.

      The following table summarizes certificate accounts by interest rate within maturity categories at:

	December 31, 2002

	2003	2004	2005	2006	2007	Total

	(Dollars in thousands)
0% – 3.99%	$862,104	$11,358	$10,406		$2,177	$886,045
4.00% – 5.99%	56,490	20,899	6,262	$1,220	1,262	86,133

	$918,594	$32,257	$16,668	$1,220	$3,439	$972,178

	December 31, 2001

	2002	2003	2004	2005	2006	Total

	(Dollars in thousands)
0% – 3.99%	$377,482	$65,209	$2,660		$12	$445,363
4.00% – 5.99%	728,454	78,835	12,723	$1,555	1,749	823,316
6.00% – 7.99%	33,376	112				33,488

	$1,139,312	$144,156	$15,383	$1,555	$1,761	$1,302,167

Note 10 —	Notes Payable on Automobile Secured Financing

      For the years ended December 31, 2002 and 2001, we issued $6.9 billion and $4.2 billion of notes secured by contracts, of which $6.2 billion and $3.6 billion was through public transactions and $775 million and $650 million, respectively, was through conduit facilities. We had no amount outstanding on the conduit facilities at December 31, 2002 compared with $650 million at December 31, 2001. We terminated our $650 million and $775 million conduit facilities in March 2002 and May 2002, respectively, in conjunction with the issuance of notes through public securitization transactions.

      Interest payments on the public transactions based on the respective note’s interest rate are due either monthly or quarterly, in arrears. Interest payments on the conduit facility are due monthly, in arrears, based on the respective note’s interest rate. Interest expense on all notes payable on automobile secured financing, including interest payments under interest rate swap agreements, totaled $407 million for the year ended December 31, 2002 compared with $334 million and $124 million for the years ended December 31, 2001 and 2000, respectively.

      The stated maturities of our notes payable on automobile secured financing and their weighted average interest rates, including the effect of interest rate swap agreements on variable rate notes payable, were as follows:

	(Dollars	Weighed Average
	in thousands)	Interest Rate

2003	$440,595	1.74%
2004	67,764	7.69
2005	2,233,975	3.70
2006	1,183,839	4.86
2007	1,518,270	3.40
Thereafter	2,978,472	5.13

	$8,422,915	4.25%

Note 11 —	Securities Sold Under Agreements to Repurchase

      Securities sold under agreements to repurchase are summarized as follows:

	December 31,

	2002	2001

	(Dollars in thousands)
Balance at end of period	$276,600	$155,190
Estimated fair value at end of period	276,932	155,237
Average amount outstanding during the period	222,154	155,387
Maximum amount outstanding at any given month-end during the period	356,450	177,698
Weighted average interest rate during the period	2.5%	4.5%
Weighted average interest rate at end of period	1.4%	1.9%

      MBS available for sale sold under agreements to repurchase were delivered to dealers who arranged the transactions. The dealers may have sold, loaned, or otherwise disposed of such securities to other parties in the normal course of their operations, and have agreed to resell to us substantially identical securities at the maturities of the agreements. At December 31, 2002, we had $220 million and $49.3 million outstanding with our counterparties, Salomon Smith Barney and Nomura Securities Co., Ltd., respectively. At December 31, 2001, we had $71.2 million and $80.0 million outstanding with our counterparties, Salomon Smith Barney and Nomura Securities Co., Ltd., respectively. The agreements at December 31, 2002 and 2001 mature within 30 days. Average amounts are computed based upon daily ending balances.

Note 12 —	Federal Home Loan Bank Advances

      Advances from the Federal Home Loan Bank are collateralized with eligible real estate loans and MBS. The FHLB advances were collateralized with mortgage loans totaling $206 million and $304 million at December 31, 2002 and 2001, respectively, and MBS totaling $1.3 billion and $1.0 billion at December 31, 2002 and 2001, respectively.

      Information as to interest rates and maturities on advances from the FHLB is as follows:

	December 31,

	2002	2001

	(Dollars in thousands)
Range of interest rates	1.4% – 7.1%	1.9% – 8.2%
Weighted average interest rate	1.4%	2.0%
Year due:
2002		$540,500
2003	$333,500
Thereafter	2,775	2,917

	$336,275	$543,417

      We had available credit with the FHLB of approximately $1.0 billion and $733 million at December 31, 2002 and 2001, respectively.

Note 13 —	Other Borrowings

      We have a line of credit with a bank which has a maximum availability of $30.0 million and $20.0 million at December 31, 2002 and 2001. There was no amount and $20.0 million outstanding at December 31, 2002 and 2001, respectively, and amounts due are included in other borrowings in the Consolidated Statements of Financial Condition. The line of credit has an interest rate tied to either the Prime rate or the London Interbank Offer Rate, also known as LIBOR, based on our choice. The weighted average interest rate was 4.5%, 4.0%, and 8.4% at December 31, 2002, 2001, and 2000, respectively. Interest expense totaled $0.1 million, $0.6 million, and $1.3 million for the years ended December 31, 2002, 2001, and 2000, respectively.

Note 14 — Subordinated Debentures

      Subordinated debentures consisted of the following:

	December 31,

	2002	2001

	(Dollars in thousands)
Subordinated debentures	$408,010	$150,000
Discount and issuance costs	(7,449)	(2,286)

Net subordinated debentures	$400,561	$147,714

      The subordinated debentures are unsecured and consist of two issuances with outstanding balances of $107 million with an interest rate of 8.875% per annum due in 2007 and $293 million with an interest rate of 9.625% per annum due in 2012. The subordinated debentures are redeemable at our option, in whole or in part, on or after August 1, 2004 and May 15, 2009, respectively, both at 100% of the principal amount being redeemed plus accrued interest as of the date of redemption. In addition, the 9.625% debentures may be redeemed in part prior to May 15, 2005, provided at least 65% of the debentures remain outstanding, the redemption is with the proceeds of and within 90 days of an equity issuance by the Bank and the redemption price is not less than 109.625%. For regulatory purposes, the subordinated debentures are included as part of the Bank’s supplementary capital, subject to certain limitations.

Note 15 — Commitments and Contingencies

      Future minimum payments under noncancelable operating leases on premises and equipment with terms of one year or more were as follows:

December 31, 2002

(Dollars in thousands)
2003	$6,546
2004	6,125
2005	5,057
2006	2,841
2007	1,819
Thereafter	3,197

$25,585

      In certain cases, these agreements include various renewal options and contingent rental agreements. Rental expense for premises and equipment totaled $7.1 million, $6.9 million and $6.0 million for the years ended December 31, 2002, 2001 and 2000, respectively.

      Our commercial and mortgage loan commitments and mortgage loans sold with recourse were as follows:

	December 31,

	2002	2001

	(Dollars in thousands)
Commercial letters of credit and unused lines of credit provided	$214,574	$147,077

Commitments to fund commercial and mortgage loans:
Fixed rate loans	$98,923	$21,089
Variable rate loans	111,596	119,808

	$210,519	$140,897

Mortgage loans sold with recourse	$45,424	$63,615

      At December 31, 2002, we had commitments to fund fixed rate loans at rates ranging from 2.42% to 10.09% with loan terms ranging from one month to 137 months.

      We have pledged certain assets relative to amounts held on behalf of trustee, including amounts related to securitization transactions treated as secured financings, as follows:

	December 31,

	2002	2001

	(Dollars in thousands)
FNMA participation certificates	$30,204	$38,386
GNMA certificates	692,908	637,162
Automobile contracts	473,775	440,615
Multifamily first mortgages	22,834	29,906

	$1,219,721	$1,146,069

      We issued certain MBS that include recourse provisions. Subject to certain limitations, we are required, for the life of the loans, to repurchase the buyer’s interest in individual loans on which foreclosure proceedings have been completed. Securities with recourse issued by us had a total outstanding balance of $45.4 million and $63.6 million at December 31, 2002 and 2001, respectively. The maximum remaining exposure under these recourse provisions was $45.4 million and $63.6 million at December 31,

2002 and 2001, respectively. We have pledged approximately $11.7 million of MBS as collateral under these recourse provisions at both December 31, 2002 and 2001.

      We have provided for probable losses which can be reasonably estimated that may occur as a result of our recourse obligations. The amount reserved for probable losses on recourse obligations totaled $0.6 million and $0.8 million at December 31, 2002 and 2001, respectively. The amount of reserves held was determined based upon historical experience of losses on repurchased loans.

      We or our subsidiaries are involved as a party in certain legal proceedings incidental to our business. We do not believe that the outcome of these proceedings will have a material effect upon our financial condition, results of operations and cash flows.

Note 16 —	Accumulated Other Comprehensive Loss, Net of Tax

      The following table summarizes the components of accumulated other comprehensive loss, net of tax:

	December 31,

	2002	2001

	(Dollars in thousands)
Unrealized gain/(loss) on marketable securities	$27,145	$(1,457)
Unrealized loss on interest rate swaps: (1)
Deposits	(53,081)	(12,223)
Automobile secured financing	(43,624)	(26,550)
Securities sold under agreements to repurchase	(3,092)	(845)

	(99,797)	(39,618)
Realized loss on settled cash flow hedges: (1)
Deposits	(11,367)	(7,910)
Automobile secured financing	(17,531)	(11,921)

	(28,898)	(19,831)

Total other accumulated comprehensive loss	$(101,550)	$(60,906)

(1)	All cash flow hedges are structured to hedge future interest payments on deposits or borrowings.

Note 17 — Equity Offerings

      We completed rights offerings in March 2002 and May 2001 in which we raised $51.3 million and $61.0 million through the issuance of 3.3 million and 3.7 million additional common shares at a price of $15.75 and $16.25 per share, respectively. With the completion of the March 2002 offering, our total number of common shares issued and outstanding increased 9.1% to 39.1 million shares at March 31, 2002, compared with an increase of 12% to 35.7 million shares in May 2001.

      WFS completed a rights offering in March 2002 and May 2001 which raised a total of $110 million and $116 million through the issuance of 6.1 million and 6.4 million additional common shares at a price of $18.00 and $18.25 per share, respectively. With the completion of the March 2002 offering, the WFS number of common shares issued and outstanding increased by 18% to 41.1 million shares, compared with an increase of 22% to 35.0 million shares in May 2001.

      Of the 6.1 million and 6.4 million additional common shares issued by WFS in 2002 and 2001, the Bank purchased 5.2 million and 5.3 million shares in the amount of $94.4 million and $96.5 million, respectively. The net amount of proceeds received from WFS’ and our rights offerings executed in March 2002 and May 2001 totaled $67.3 million and $80.6 million, respectively. At December 31, 2002, the Bank owned 84% of WFS’ common stock.

Note 18 — Automobile Lending Income

      Automobile lending income consisted of the following components:

	For the Year Ended December 31,

	2002	2001	2000

	(Dollars in thousands)
Fee income	$78,724	$67,579	$57,786
Contractual servicing income	10,734	23,018	41,767
Retained interest (expense) income, net of RISA amortization	(29,490)	(27,839)	51,429
Gain on sale of contracts			7,719

Total automobile lending income	$59,968	$62,758	$158,701

      Fee income consists primarily of documentation fees, late charges and deferment fees. According to the terms of each securitization transaction, contractual servicing income is earned at rates ranging from 1.0% to 1.25% per annum on the outstanding balance of contracts securitized.

Note 19 — Employee Benefit Plans

      We have three employee benefit plans, which vary on the types of associates covered and the benefits received. These plans include the Westcorp Employee Stock Ownership and Salary Savings Plan, the Executive Deferral Plan, and the Long Term Incentive Plan.

      The Westcorp Employee Stock Ownership Plan, also known as the ESOP, covers essentially all associates who have completed six months of service, excluding contract or temporary employees. Contributions to the ESOP are discretionary and determined by the Board of Directors within limits set forth under the Employee Retirement Income Security Act of 1974. These contributions are allocated to the associate’s account based upon years of service and annual compensation. All shares purchased by the ESOP are allocated to associates who participate in the ESOP. The Salary Savings Plan, also known as the 401(k) Plan, covers essentially all associates who have completed three months of service, excluding contract or temporary employees. Contributions to the 401(k) Plan are guaranteed and based on a fixed percent of the associate’s payroll deferral for the calendar year. Contributions to the ESOP and 401(k) Plan totaled $2.8 million, $8.4 million and $8.0 million in 2002, 2001 and 2000, respectively. Compensation expense related to the ESOP and 401(k) Plan totaled $1.4 million, $4.8 million and $7.3 million in 2002, 2001 and 2000, respectively. As of December 31, 2002, the ESOP and 401(k) plan held a total of 1,927,643 shares of our common stock. All shares are considered outstanding for purposes of calculating our earnings per share.

      The Executive Deferral Plan, also known as the EDP, covers a select group of our management or highly compensated associates as determined by our Board of Directors. The EDP is designed to allow participants to defer a portion of their compensation on a pre-tax basis and earn tax-deferred interest on these deferrals. The EDP also provides for us to match portions of the amounts contributed by our associates at the discretion of our Board of Directors. For the year ended December 31, 2002, expense related to the EDP for us and our subsidiaries totaled $0.7 million compared with $0.3 million and $0.5 million for the years ended December 31, 2001 and 2000, respectively.

      The Long Term Incentive Plan, also known as the LTIP, covers certain key executive officers in which such officers will be entitled to receive a fixed incentive amount provided that our tangible net book value per common share as of December 31, 2004 equals or exceeds $28.08, as adjusted at our sole discretion, and the executive officer remains continuously employed by us or our subsidiaries through April 30, 2005. We expensed $0.8 million and $0.9 million in 2002 and 2001, respectively, related to the LTIP.

Note 20 — Stock Options

      In May 2001, we adopted the 2001 Westcorp Stock Option Plan, also known as the 2001 Plan, an incentive stock option plan for certain associates and directors. The 2001 Plan replaced the 1991 Stock Option Plan, also known as the 1991 Plan, that expired on April 15, 2001. Those who received options prior to the approval of the 2001 Plan are still subject to the 1991 Plan and may continue to exercise the remaining shares that are outstanding and exercisable, however, any and all shares reserved for the 1991 Plan are no longer available for future grants. As such, no further grants will be made under the expired 1991 Plan.

      Under the 2001 Plan, we reserved a total of 3,000,000 shares of common stock for future issuance. As of December 31, 2002, a total of 2,614,500 shares were available for future grants. The options may be exercised within seven years after the date of the grant. Additionally, the weighted average life of the options outstanding at December 31, 2002 was 3.83 years and the exercise prices ranged from $9.94 to $20.41 per share.

      Options outstanding and exercisable at December 31, 2002 were as follows:

	Options Outstanding			Options Exercisable

Range of	Number	Weighted Average	Weighted Average	Number	Weighted Average
Exercise Prices	Outstanding	Remaining Life	Exercise Price	Exercisable	Exercise Price

$9.00 — 10.00	750	2.52	$9.94	750	$9.94
12.00 — 13.00	232,313	2.93	12.63	192,938	12.62
13.00 — 14.00	230,125	4.05	13.25	100,810	13.25
15.00 — 16.00	1,000	4.76	15.25	500	15.25
17.00 — 18.00	317,750	5.05	17.32	73,116	17.32
18.00 — 19.00	377,500	6.02	18.30	2,750	18.22
19.00 — 20.00	5,000	6.51	19.85
20.00 — 21.00	3,000	6.76	20.41

9.00 — 21.00	1,167,438	4.75	$15.91	370,864	$13.76

      Stock option activity is summarized as follows:

		Weighted Average
	Shares	Exercise Price

Outstanding at January 1, 2000	533,819	$12.76
Granted	363,500	13.27
Exercised	(15,013)	12.10
Canceled	(61,591)	12.78

Outstanding at December 31, 2000	820,715	12.94
Granted	444,250	17.37
Exercised	(113,834)	12.68
Canceled	(74,317)	14.76

Outstanding at December 31, 2001	1,076,814	14.67
Granted	414,500	18.33
Exercised	(143,251)	13.29
Canceled	(180,625)	16.06

Outstanding at December 31, 2002	1,167,438	$15.91

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our stock options have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing model does not necessarily provide a reliable single measure of the fair value of our employee stock options. Nonetheless, the fair value of options granted in 2002, 2001 and 2000 was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

	December 31,

	2002	2001	2000

Risk-free interest rate	3.4%	4.7%	4.8%
Volatility factor	0.31	0.40	0.39
Expected option life	7 years	7 years	5 to 7 years

      The weighted average fair value of options granted during 2002, 2001 and 2000 was $7.35, $8.70 and $8.28, respectively.

      We elected to follow Accounting Principles Board Opinion No. 25, also known as APB No. 25, and related Interpretations in accounting for our employee stock options. Under APB No. 25, the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant and, therefore, no compensation expense is recognized. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148 and has been determined as if we had accounted for our employee stock options under the fair value method of that statement.

      Pro forma net income and diluted earnings per share for the respective periods were as follows:

	For the Year Ended December 31,

	2002	2001	2000

	(Dollars in thousands, except per
	share amounts)
Net income	$79,718	$55,690	$74,743
Stock based compensation included above
Stock based compensation that would be included	858	800	617

Pro forma net income	$78,860	$54,890	$74,126

Earnings per share — basic	$2.07	$1.62	$2.54
Earnings per share — diluted	$2.05	$1.61	$2.53
Pro forma earnings per share — basic	$2.04	$1.60	$2.51
Pro forma earnings per share — diluted	$2.03	$1.59	$2.51

      The difference between our pro forma net income and diluted earnings per share and our reported net income and earnings per share is immaterial.

Note 21 — Dividends

      We paid cash dividends of $0.47, $0.43 and $0.30 per share for the years ended December 31, 2002, 2001 and 2000, respectively. There are no restrictions on the payment of dividends by Westcorp.

      Our wholly owned subsidiary, the Bank, is restricted by regulation and by the indentures relating to its subordinated debentures as to the amount of funds which can be transferred to us in the form of dividends. Under the most restrictive of these terms, on December 31, 2002, the Bank’s restricted shareholder’s equity was $393 million with a maximum dividend of $140 million.

      The Bank must notify the Office of Thrift Supervision, also known as the OTS, of its intent to declare cash dividends thirty days before declaration and may not make a loan to us for any purpose to the extent we engage in any activities not permitted for a bank holding company.

Note 22 — Income Taxes

      Income tax expense consisted of the following:

	For the Year Ended December 31,

	2002	2001	2000

	(Dollars in thousands)
Current
Federal	$71,960	$74,383	$66,254
State	14,088	10,123	10,851

	86,048	84,506	77,105
Deferred:
Federal	(24,816)	(38,623)	(20,336)
State	(9,188)	(4,208)	1,363

	(34,004)	(42,831)	(18,973)

	$52,044	$41,675	$58,132

      A reconciliation of total tax provisions and the amounts computed by applying the statutory federal income tax rate of 35% to income before taxes is as follows:

	For the Year Ended December 31,

	2002	2001	2000

	(Dollars in thousands)
Tax at statutory rate	$50,720	$37,707	$50,655
State tax (net of federal tax benefit)	3,185	3,844	7,939
Other	(1,861)	124	(462)

	$52,044	$41,675	$58,132

      Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Amounts previously reported as current and deferred income tax expense have been reclassified. Such changes to the components of the expense occur because all tax alternatives available to us are not known for a number of months subsequent to year end.

      Significant components of our deferred tax assets and liabilities were as follows:

	December 31,

	2002	2001

	(Dollars in thousands)
Deferred tax assets:
Reserves for credit losses	$94,599	$61,582
State tax deferred benefit	4,446	6,464
Deferred compensation accrual	4,007	4,091
Tax basis difference — marketable securities and derivatives	91,543	40,023
Other, net	10,324	4,849

Total deferred tax assets	204,919	117,009
Deferred tax liabilities:
Loan fee income deferred for tax purposes	(529)	(946)
FHLB dividends	(7,259)	(6,674)
Accelerated depreciation for tax purposes	(2,265)	(2,140)
Loan costs	(321)	(251)
Asset securitization income recognized for book purposes		(12,079)
Deferred taxes on unrealized gains	(18,375)	(10,341)
Tax basis difference — mortgage-backed securities	(20,684)	(687)
Other, net	(20,382)	(15,934)

Total deferred tax liabilities	(69,815)	(49,052)

Net deferred tax assets	$135,104	$67,957

Note 23 — Fair Values of Financial Instruments

      The estimated fair values of our financial instruments were as follows:

	December 31,

	2002		2001

	Carrying		Carrying
	Amounts	Fair Value	Amounts	Fair Value

	(Dollars in thousands)
Financial assets:
Cash and due from banks	$84,215	$84,215	$69,327	$69,327
Other short-term investments			35,000	35,000
Investment securities and MBS	2,660,082	2,660,082	2,102,736	2,102,736
Loans receivable	9,407,784	10,430,510	7,533,150	8,245,735
Retained interest in securitized assets			37,392	37,392
Financial instrument agreements held for purposes other than trading:
Interest rate swaps	(194,590)	(194,590)	(95,984)	(95,984)
Financial liabilities:
Deposits	1,974,984	1,984,247	2,329,326	2,339,154
Securities sold under agreements to repurchase	276,600	276,932	155,190	155,237
Short-term borrowings	5,891	5,897	25,068	25,075
Notes payable on automobile secured financing	8,422,915	8,672,125	5,886,227	6,026,564
Federal Home Loan Bank advances	336,275	333,679	543,417	543,580
Amounts held on behalf of trustee	177,642	177,642	280,496	280,496
Subordinated debentures	400,561	418,947	147,714	144,760

Note 24 — Financial Instrument Agreements

      Our interest rate swap agreements are with counterparties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional amount and a specified index. We pay a fixed interest rate and receive a floating interest rate on all of our interest rate swap agreements. At December 31, 2002 and 2001, the terms of our interest rate swaps were to pay a weighted average fixed rate of 4.8% and 5.5% and to receive a weighted average variable rate of 1.6% and 2.3%, respectively, with expiration dates ranging from 2002 to 2011 and collateral requirements generally ranging from 3% to 4%. Variable interest rates may change in the future.

      Notional amounts do not represent amounts exchanged with other parties and, thus are not a measure of our exposure to loss through our use of these agreements. The amounts exchanged are determined by reference to the notional amounts and the other terms of the agreements.

      The current credit exposure under these agreements is limited to the fair value of the agreements with a positive fair value at the reporting date. Master netting agreements are arranged or collateral is obtained through physical delivery of, or rights to, securities to minimize our exposure to credit losses in the event of nonperformance by counterparties to financial instruments. We use only highly rated counterparties and further reduce our risk by avoiding any material concentration with a single counterparty.

      For the year ended December 31, 2002, the unrealized loss on cash flow hedges was $135 million, net of taxes of $94.1 million, compared with an unrealized loss on cash flow hedges of $75.0 million, net of taxes of $52.2 million, for the year ended December 31, 2001. We reclassified $66.2 million and $15.6 million into earnings, net of tax, for the years ended December 31, 2002 and 2001, respectively, which is included in interest expense on the Consolidated Statements of Income. The amount recognized in earnings due to ineffectiveness was immaterial. We estimate that we will reclassify into earnings during the next twelve months approximately $22 million to $28 million of the unrealized loss on these instruments that was recorded in accumulated other comprehensive loss as of December 31, 2002.

Note 25 — Earnings Per Share

      The following table sets forth the computation of basic and diluted earnings per share:

	For the Year Ended December 31,

	2002	2001	2000

	(Dollars in thousands, except per share amounts)
Basic:
Net income	$79,718	$55,690	$74,743
Average basic common shares outstanding	38,588,710	34,277,856	29,494,497
Net income per common share — basic	$2.07	$1.62	$2.54
Diluted:
Net income	$79,718	$55,690	$74,743
Average basic common shares outstanding	38,588,710	34,277,856	29,494,497
Stock option adjustment	333,901	207,271	31,180
Average diluted common shares outstanding	38,922,611	34,485,127	29,525,677
Earnings per common share — diluted	$2.05	$1.61	$2.53

      Options to purchase 26,000, and 12,700 share of common stock at prices ranging from $15.25 to $18.69 per share were outstanding at December 31, 2001 and 2000, respectively, but were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares and therefore, the effect would be antidilutive.

Note 26 — Regulatory Capital

      At December 31, 2002 and 2001, the Office of Thrift Supervision categorized the Bank as “well capitalized.” To be categorized as “well capitalized,” the Bank must maintain minimum capital ratios as set forth in the table below. The Bank’s capital is subject to review by federal regulators for the components, amounts, risk weighting classifications and other factors. There are no conditions or events since December 31, 2002 that we believe have changed the Bank’s category.

      The following table summarizes the Bank’s actual capital and required capital as of December 31, 2002 and 2001:

			Tier 1
	Tangible	Core	Risk-Based	Risk-Based
	Capital	Capital	Capital	Capital

	(Dollars in thousands)
December 31, 2002
Actual Capital:
Amount	$728,631	$728,631	$655,142	$1,143,345
Capital ratio	6.43%	6.43%	7.67%	13.38%
FIRREA minimum required capital:
Amount	$169,991	$339,981	N/A	$683,481
Capital ratio	1.50%	3.00%	N/A	8.00%
Excess	$558,640	$388,650	N/A	$459,864
FDICIA well capitalized required capital:
Amount	N/A	$566,635	$512,611	$854,351
Capital ratio	N/A	5.00%	6.00%	10.00%
Excess	N/A	$161,996	$142,531	$288,994

			Tier 1
	Tangible	Core	Risk-Based	Risk-Based
	Capital	Capital	Capital	Capital

	(Dollars in thousands)
December 31, 2001
Actual Capital:
Amount	$602,491	$602,491	$602,491	$841,144
Capital ratio	7.29%	7.29%	8.49%	11.86%
FIRREA minimum required capital:
Amount	$123,957	$247,915	N/A	$567,523
Capital ratio	1.50%	3.00%	N/A	8.00%
Excess	$478,534	$354,576	N/A	$273,621
FDICIA well capitalized required capital:
Amount	N/A	$413,192	$425,642	$709,404
Capital ratio	N/A	5.00%	6.00%	10.00%
Excess	N/A	$189,299	$176,849	$131,740

      The following table reconciles the Bank’s equity to the Bank’s tangible, core and risk-based capital:

	December 31,

	2002	2001

	(Dollars in thousands)
Bank shareholder’s equity — GAAP basis	$532,902	$472,132
Adjustments for tangible and core capital:
Unrealized losses under SFAS No. 115 and SFAS No. 133	94,220	52,214
Non-permissible activities	(157)	78,261
Minority interest in equity of subsidiaries	101,666	(116)

Total tangible and core capital	728,631	602,491
Adjustments for risk-based capital:
Subordinated debentures(1)	380,314	149,554
General loan valuation allowance(2)	107,889	89,099
Low-level recourse deduction	(73,489)

Risk-based capital	$1,143,345	$841,144

(1)	Excludes capitalized discounts and issue costs.

(2)	Limited to 1.25% of risk-weighted assets.

Note 27 — Westcorp (Parent Company Only) Financial Information

STATEMENTS OF FINANCIAL CONDITION

	December 31,

	2002	2001

	(Dollars in thousands)
Assets
Cash	$8,420	$11,245
Investment in subsidiaries	617,598	563,514
Other	4,258	3,414

Total assets	$630,276	$578,173

Liabilities
Other liabilities	$3,495	$23,579

Total liabilities	3,495	23,579
Shareholders’ equity	626,781	554,594

Total liabilities and shareholders’ equity	$630,276	$578,173

STATEMENTS OF INCOME

	For the Year Ended December 31,

	2002	2001	2000

	(Dollars in thousands)
Income:
Dividends from subsidiaries	$16,100	$60,100	$3,500

Total income	16,100	60,100	3,500
Expense:
Net interest expense	138	620	1,328
Net noninterest expenses	5,071	3,536	2,341

Total expense	5,209	4,156	3,669
Income before income taxes and equity in net income of subsidiaries	10,891	55,944	(169)
Income tax benefit	(2,087)	(1,623)	(1,507)

Income before equity in net income of subsidiaries	12,978	57,567	1,338
Equity in undistributed net income of subsidiaries	67,698	10,860	71,902

Net income	$80,676	$68,427	$73,240

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,

	2002	2001	2000

	(Dollars in thousands)
OPERATING ACTIVITIES
Net income	$80,676	$68,427	$73,240
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization			14
Equity in undistributed net income of subsidiaries	(67,698)	(10,860)	(71,902)
Other, net	(927)	(2,127)	4,958

NET CASH PROVIDED BY OPERATING ACTIVITIES	12,051	55,440	6,310
INVESTING ACTIVITIES
Capital contribution to subsidiary	(29,700)	(94,000)	(69,848)

NET CASH USED IN INVESTING ACTIVITIES	(29,700)	(94,000)	(69,848)
FINANCING ACTIVITIES
(Decrease) increase in short-term borrowings	(20,000)	(2,300)	19,800
Dividends paid	(18,042)	(15,000)	(9,045)
Issuance of common stock	52,866	62,141	55,684
Other, net			52

NET CASH PROVIDED BY FINANCING ACTIVITIES	14,824	44,841	66,491

(DECREASE) INCREASE IN CASH	(2,825)	6,281	2,953
Cash at beginning of year	11,245	4,964	2,011

CASH AT END OF YEAR	$8,420	$11,245	$4,964

Note 28 — Subsequent Events (Unaudited)

      On February 19, 2003, we declared a cash dividend of $0.13 per share for shareholders of record as of May 6, 2003, with a payable date of May 20, 2003.

      On February 27, 2003, we completed the issuance of $1.3 billion of notes secured by contracts through a securitization transaction accounted for as a secured financing. The senior notes issued are credit enhanced through the issuance of subordinated notes.

      Effective January 1, 2003, we regained control over assets of the trusts for all of our outstanding securitization transactions treated as sales for accounting purposes. We regained control of these assets when each trust was given the ability to invest in financial assets not related to the securitization of contracts. In accordance with Emerging Issues Task Force 02-9, Accounting for Changes that Result in a Transferor Regaining Control of Financial Assets Sold, we recorded $525 million of automobile contracts and the related notes payable on automobile secured financings on our Consolidated Statements of Financial Condition and have eliminated all remaining amounts due from trusts and amounts held on behalf of trustee for these transactions. We will no longer recognize retained interest income or expense or contractual servicing income for these securitization transactions on our Consolidated Statements of Income. Rather, we will recognize interest income on automobile contracts held in these trusts and record interest expense on notes payable on automobile secured financings.

Note 29 —	Quarterly Results of Operations (Unaudited)

      The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2002 and 2001. Certain quarterly amounts have been adjusted to conform with the year-end presentation.

	For the Three Months Ended

	March 31	June 30	September 30	December 31

	(Dollars in thousands, except per share amounts)
2002
Interest income	$262,196	$280,008	$299,006	$301,730
Interest expense	120,070	133,111	139,976	137,759

Net interest income	142,126	146,897	159,030	163,971
Provision for credit losses	65,698	62,350	80,996	97,189
Noninterest income	17,159	20,732	26,387	26,152
Noninterest expense	60,859	64,774	62,207	63,466

Income before income taxes	32,728	40,505	42,214	29,468
Income taxes	12,964	15,185	16,801	7,094

Income before minority interest	19,764	25,320	25,413	22,374
Minority interest in earnings of subsidiaries	2,911	3,612	3,740	2,890

Net income	$16,853	$21,708	$21,673	$19,484

Earnings per common share — basic	$0.46	$0.55	$0.55	$0.50

Earnings per common share — diluted	$0.46	$0.55	$0.55	$0.49

2001
Interest income	$212,667	$235,600	$253,041	$261,319
Interest expense	119,427	126,650	125,398	120,469

Net interest income	93,240	108,950	127,643	140,850
Provision for credit losses	26,982	39,640	60,501	69,854
Noninterest income	30,476	26,480	8,326	13,617
Noninterest expense	61,325	62,957	59,880	60,709

Income before income taxes	35,409	32,833	15,588	23,904
Income taxes	14,333	12,515	6,119	8,708

Income before minority interest	21,076	20,318	9,469	15,196
Minority interest in earnings of subsidiaries	3,360	3,421	1,255	2,333

Net income	$17,716	$16,897	$8,214	$12,863

Earnings per common share — basic	$0.55	$0.50	$0.23	$0.36

Earnings per common share — diluted	$0.55	$0.50	$0.23	$0.36

PART I.     FINANCIAL INFORMATION

Item 1.     Financial Statements

WESTCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Unaudited)

	September 30,	December 31,
	2003	2002

	(Dollars in thousands)
ASSETS
Cash and due from banks	$182,963	$84,215
Restricted cash	186,319	71,763
Investment securities available for sale	57,634	10,425
Mortgage-backed securities available for sale	2,664,156	2,649,657
Loans receivable	11,010,857	9,443,901
Allowance for credit losses	(298,278)	(269,352)

Loans receivable, net	10,712,579	9,174,549
Amounts due from trusts		101,473
Premises and equipment, net	81,427	78,664
Other	353,510	311,893

TOTAL ASSETS	$14,238,588	$12,482,639

LIABILITIES
Deposits	$1,969,134	$1,974,984
Notes payable on automobile secured financing	10,108,203	8,494,678
Securities sold under agreements to repurchase	245,844	276,600
Federal Home Loan Bank advances	383,676	336,275
Subordinated debentures	394,494	400,561
Amounts held on behalf of trustee		177,642
Other	153,359	107,036

TOTAL LIABILITIES	13,254,710	11,767,776
Minority interest	124,525	101,666
SHAREHOLDERS’ EQUITY
Common stock (par value $1.00 per share; authorized 65,000,000 shares; issued and outstanding 45,402,592 shares at September 30, 2003 and 39,200,474 shares at December 31, 2002)	45,403	39,200
Paid-in capital	508,775	350,018
Retained earnings	394,315	325,529
Accumulated other comprehensive loss, net of tax	(89,140)	(101,550)

TOTAL SHAREHOLDERS’ EQUITY	859,353	613,197

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$14,238,588	$12,482,639

See accompanying notes to consolidated financial statements.

WESTCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

	(Dollars in thousands, except per share amounts)
Interest income:
Loans, including fees	$293,019	$265,814	$861,169	$748,589
Mortgage-backed securities	15,936	30,778	61,950	86,440
Investment securities	232	108	412	341
Other	1,724	2,306	4,805	5,840

TOTAL INTEREST INCOME	310,911	299,006	928,336	841,210
Interest expense:
Deposits	15,695	20,447	50,269	61,642
Notes payable on automobile secured financing	101,803	105,911	319,136	301,083
Other	12,550	13,618	37,852	30,431

TOTAL INTEREST EXPENSE	130,048	139,976	407,257	393,156

NET INTEREST INCOME	180,863	159,030	521,079	448,054
Provision for credit losses	73,150	80,996	221,071	209,043

NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	107,713	78,034	300,008	239,011
Noninterest income:
Automobile lending	23,471	16,775	67,764	45,190
Other	4,362	9,635	15,552	19,111

TOTAL NONINTEREST INCOME	27,833	26,410	83,316	64,301
Noninterest expenses:
Salaries and associate benefits	40,016	34,684	120,950	105,738
Credit and collections	8,655	8,442	27,004	26,695
Data processing	4,258	4,485	13,690	13,625
Occupancy	4,041	3,729	11,784	11,158
Other	9,775	10,867	34,412	30,625

TOTAL NONINTEREST EXPENSES	66,745	62,207	207,840	187,841

INCOME BEFORE INCOME TAX	68,801	42,237	175,484	115,471
Income tax	27,343	16,824	69,544	44,974

INCOME BEFORE MINORITY INTEREST	41,458	25,413	105,940	70,497
Minority interest in earnings of subsidiaries	12,123	3,740	21,453	10,263

NET INCOME	$29,335	$21,673	$84,487	$60,234

Earnings per common share:
Basic	$0.65	$0.55	$2.05	$1.57

Diluted	$0.64	$0.55	$2.03	$1.55

Weighted average number of common shares outstanding:
Basic	45,033,836	39,189,744	41,154,810	38,382,794

Diluted	45,786,913	39,506,307	41,680,576	38,751,631

Dividends declared	$0.13	$0.12	$0.39	$0.36

See accompanying notes to consolidated financial statements.

WESTCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

					Accumulated
					Other
					Comprehensive
		Common	Paid-in	Retained	Income (Loss),
	Shares	Stock	Capital	Earnings	Net of Tax	Total

	(Dollars in thousands, except share amounts)
Balance at January 1, 2002	35,802,491	$35,802	$301,955	$263,853	$(60,906)	$540,704
Net income				79,718		79,718
Unrealized gains on securities available for sale and retained interest in securitized assets, net of tax(1)					28,605	28,605
Unrealized losses on cash flow hedges, net of tax(2)					(135,422)	(135,422)
Reclassification adjustment for gains on securities available for sale included in net income, net of tax(3)					(3)	(3)
Reclassification adjustment for losses on cash flow hedges included in income, net of tax(4)					66,176	66,176

Comprehensive income						39,074
Issuance of subsidiary common stock			(1,405)			(1,405)
Stock options exercised	3,397,983	3,398	49,468			52,866
Cash dividends				(18,042)		(18,042)

Balance at December 31, 2002	39,200,474	39,200	350,018	325,529	(101,550)	613,197
Net income				84,487		84,487
Unrealized losses on securities available for sale, net of tax(1)					(7,926)	(7,926)
Unrealized losses on cash flow hedges, net of tax(2)					(30,667)	(30,667)
Reclassification adjustment for gains on securities available for sale included in net income, net of tax(3)					(2,987)	(2,987)
Reclassification adjustment for losses on cash flow hedges included in income, net of tax(4)					53,990	53,990

Comprehensive income						96,897
Issuance of subsidiary common stock			(64)			(64)
Stock options expensed(5)			472			472
Issuance of common stock	6,104,000	6,104	157,000			163,104
Stock options exercised	98,118	99	1,349			1,448
Cash dividends				(15,701)		(15,701)

Balance at September 30, 2003	45,402,592	$45,403	$508,775	$394,315	$(89,140)	$859,353

(1)	The pre-tax amount of unrealized gains and losses on securities available for sale and retained interest in securitized assets was $13.2 million for the nine months ended September 30, 2003 compared with $48.5 million for the year ended December 31, 2002.

(2)	The pre-tax amount of unrealized losses on cash flow hedges was $51.1 million for the nine months ended September 30, 2003 compared with $230 million for the year ended December 31, 2002.

(3)	The pre-tax amount of unrealized gains on securities available for sale reclassified into earnings was $5.0 million for the nine months ended September 30, 2003 compared with $5.0 thousand for the year ended December 31, 2002.

(4)	The pre-tax amount of unrealized losses on cash flow hedges reclassified into earnings was $90.0 million for the nine months ended September 30, 2003 compared with $112 million for the year ended December 31, 2002.

(5)	Amount represents expense related to stock options granted.

See accompanying notes to consolidated financial statements.

WESTCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Nine Months Ended
	September 30,

	2003	2002

	(Dollars in thousands)
OPERATING ACTIVITIES
Net income	$84,487	$60,234
Adjustments to reconcile net income to net cash provided by Operating activities:
Provision for credit losses	221,071	209,043
Depreciation and amortization	11,720	29,134
Amortization of losses on cash flow hedges	43,665	23,735
Amortization of premium on mortgage-backed securities	55,134	25,241
Amortization of participation paid to dealers	81,384	67,095
Amortization of retained interest in securitized assets		32,612
(Gain) loss on sales, net	(10,060)	6,033
Loans held for sale:
Proceeds from sale of mortgage loans		554
(Increase) decrease in other assets	(15,324)	22,347
Increase in other liabilities	22,301	102,417
Other, net	22,070	9,409

NET CASH PROVIDED BY OPERATING ACTIVITIES	516,448	587,854
INVESTING ACTIVITIES
Loans receivable:
Origination of loans	(4,952,333)	(4,427,803)
Participation paid to dealers	(109,325)	(99,706)
Loan payments and payoffs	3,745,284	2,691,814
Investment securities available for sale:
Purchases	(51,406)	(4,842)
Proceeds from sale	1,030	485
Proceeds from maturities	319	116
Mortgage-backed securities:
Purchases	(1,672,500)	(1,081,335)
Proceeds from sale	105,066
Payments received	1,476,522	704,194
Increase in amounts due from trust		19,983
Purchase of premises and equipment	(13,911)	(14,424)
Proceeds from sales of premises and equipment	2,938	5,977

NET CASH USED IN INVESTING ACTIVITIES	(1,468,316)	(2,205,541)
FINANCING ACTIVITIES
Increase (decrease) in deposits	5,486	(532,505)
(Decrease) increase in securities sold under agreements to repurchase	(30,437)	165,148
Proceeds from notes payable on automobile secured financing	4,476,713	5,564,768
Payments on notes payable on automobile secured financing	(3,444,685)	(3,472,399)
Increase (decrease) in borrowings	3,271	(16,772)
Decrease in amounts held on behalf of trustee		(67,213)
Increase (decrease) in FHLB advances	47,401	(97,607)
Payments on issuance of subordinated debentures	(7,315)	279,486
Increase in restricted cash	(114,556)	(53,740)
Proceeds from issuance of common stock	164,551	52,761
Proceeds from issuance of subsidiary common stock	68	10,980
Cash dividends	(15,701)	(13,338)
Payments on cash flow hedges	(34,180)	(70,156)

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,050,616	1,749,413

INCREASE IN CASH AND DUE FROM BANKS	98,748	131,726
Cash and due from banks at beginning of year	84,215	104,327

CASH AND DUE FROM BANKS AT END OF PERIOD	$182,963	$236,053

See accompanying notes to consolidated financial statements.

WESTCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1	— Basis of Presentation

      The accompanying unaudited consolidated financial statements include our accounts and the accounts of our wholly owned subsidiary, Western Financial Bank, also known as the Bank, and its majority owned subsidiary, WFS Financial Inc, also known as WFS. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the current year’s presentation.

      The unaudited consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles, also known as GAAP, for complete financial statements.

      In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes thereto for the year ended December 31, 2002 included in our Form 10-K.

      During the second quarter of 2003, various amounts related to certain securitization transactions were reclassified to restricted cash on the Statement of Financial Condition. Previously, such amounts were reported as a reduction of notes payable on automobile secured financing on the Statement of Financial Condition. The 2002 amounts have been reclassified accordingly. Restricted cash represents amounts that are held by the trustee until such cash is released by the trustee.

      During the first quarter of 2003, Chapter 13 bankruptcy accounts greater than 120 days were reclassified to contracts receivable and the related reserves were reclassified to the allowance for credit losses on the Statement of Financial Condition. Previously, such amounts were reported as nonperforming assets and were included in other assets on the Statement of Financial Condition. The 2002 amounts have been reclassified accordingly. These loans were considered in the overall evaluation of the adequacy of our allowance for credit losses for the periods reported. See “Asset Quality — Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

      Effective January 1, 2003, we regained control over assets of the securitization trusts for all of our outstanding securitization transactions treated as sales for accounting purposes. We regained control of these assets when each trust was given the ability to invest in financial assets not related to the securitization of contracts. In accordance with paragraph 55 of Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, also known as SFAS No. 140, and Emerging Issues Task Force 02-9, Accounting for Changes that Result in a Transferor Regaining Control of Financial Assets Sold, we recorded $525 million of automobile contracts and the related notes payable on automobile secured financings on our Consolidated Statements of Financial Condition and have eliminated all remaining amounts due from trusts and amounts held on behalf of trustee. We no longer recognize retained interest income or expense or contractual servicing income on our Consolidated Statements of Income. Rather, we recognize interest income on automobile contracts held in these trusts and record interest expense on notes payable on automobile secured financings. These loans were considered in the overall evaluation of the adequacy of our allowance for credit losses. See “Asset Quality — Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

      In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, also known as SFAS No. 149. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. The adoption of SFAS No. 149 did not have a material effect on our earnings or financial position.

      In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, also known as SFAS No. 150. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The adoption of SFAS No. 150 did not have a material effect on our earnings or financial position.

Note 2 — Mortgage-Backed Securities Available for Sale

      Mortgage-backed securities available for sale consisted of the following:

	September 30, 2003

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gain	Loss	Value

	(Dollars in thousands)
GNMA certificates	$2,606,940	$30,061	$4,018	$2,632,983
FNMA participation certificates	28,327	466		28,793
FHLMC participation certificates	538	11		549
Other	1,831			1,831

	$2,637,636	$30,538	$4,018	$2,664,156

	December 31, 2002

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gain	Loss	Value

	(Dollars in thousands)
GNMA certificates	$2,562,459	$46,008	$1,010	$2,607,457
FNMA participation certificates	38,647	477		39,124
FHLMC participation certificates	1,046	22		1,068
Other	2,008			2,008

	$2,604,160	$46,507	$1,010	$2,649,657

Note 3 — Net Loans Receivable

      Net loans receivable consisted of the following:

	September 30,	December 31,

	2003	2002

	(Dollars in thousands)
Consumer:
Automobile contracts	$10,545,852	$8,993,266
Dealer participation, net of deferred contract fees	174,789	154,671
Other	7,924	7,531
Unearned discounts	(69,905)	(91,713)

	10,658,660	9,063,755
Real estate:
Mortgage	231,538	277,233
Construction	28,509	14,150

	260,047	291,383
Undisbursed loan proceeds	(13,515)	(8,453)

	246,532	282,930
Commercial	105,665	97,216

	11,010,857	9,443,901
Allowance for credit losses	(298,278)	(269,352)

	$10,712,579	$9,174,549

Note 4 — Allowance for Credit Losses

      The following table sets forth the activity in the allowance for credit losses:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,

	2003	2002	2003	2002

	(Dollars in thousands)
Balance at beginning of period	$291,459	$218,337	$269,352	$178,218
Chargeoffs:
Consumer loans	(88,345)	(70,143)	(258,495)	(192,238)
Mortgage loans	(7)	(105)	(344)	(176)

	(88,352)	(70,248)	(258,839)	(192,414)
Recoveries:
Consumer loans	22,003	15,144	66,593	49,382
Mortgage loans	18		101

	22,021	15,144	66,694	49,382

Net chargeoffs	(66,331)	(55,104)	(192,145)	(143,032)
Provision for credit losses	73,150	80,996	221,071	209,043

Balance at end of period	$298,278	$244,229	$298,278	$244,229

Ratio of net chargeoffs during the period (annualized) to average loans outstanding during the period	2.5%	2.5%	2.5%	2.3%
Ratio of allowance for credit losses to loans at the end of the period	2.7%	2.7%	2.7%	2.7%

Note 5 — Deposits

      Deposits consisted of the following:

		Weighted
	Weighted	Average Rate For
	Average Rate at	the Nine Months
	September 30,	Ended September 30,	September 30,	December 31,
	2003(1)	2003(2)	2003	2002

			(Dollars in thousands)
Noninterest bearing deposits			$177,211	$165,844
Demand deposit accounts	0.1%	0.2%	999	1,037
Passbook accounts	0.1	0.3	6,826	6,688
Money market deposit accounts	1.4	1.4	866,349	730,245
Brokered certificate accounts	2.0	2.3	109,150	98,992
Certificate accounts	2.2	5.8	808,599	972,178

			$1,969,134	$1,974,984

(1)	Contractual rate.

(2)	Includes effects of hedging activities.

Note 6 —	Notes Payable on Automobile Secured Financing

      In connection with our asset-backed securitization activities, we issued $1.7 billion and $4.5 billion of notes secured by automobile contracts for the three and nine months ended September 30, 2003, respectively, compared with $1.3 billion and $5.6 billion for the same respective periods in 2002. The $4.5 billion issued during 2003 was through public transactions. Of the $5.6 billion issued during 2002, $4.8 billion was through public transactions and $775 million was through a private placement. The private placement was through a conduit facility established in January 2002. We had no amounts outstanding on a conduit facility at September 30, 2002. There were $10.1 billion of notes payable on automobile secured financing outstanding at September 30, 2003 compared with $8.5 billion at December 31, 2002.

      Interest payments on the public transactions based on the respective note’s interest rate are due either monthly or quarterly, in arrears. Interest payments on the conduit facility were due monthly, in arrears, based on the respective note’s interest rate. Interest expense on all notes payable on automobile secured financing, including interest payments under interest rate swap agreements, totaled $102 million and $319 million for the three and nine months ended September 30, 2003, respectively, compared with $106 million and $301 million for the same respective periods in 2002.

Note 7 — Accumulated Other Comprehensive Loss, Net of Tax

      The following table summarizes the components of accumulated other comprehensive loss, net of tax:

	September 30,	December 31,
	2003	2002

	(Dollars in thousands)
Unrealized gain on marketable securities	$16,232	$27,145
Unrealized loss on interest rate swaps:(1)
Deposits	(47,179)	(53,081)
Automobile secured financing	(30,793)	(43,624)
Securities sold under agreements to repurchase	(2,663)	(3,092)

	(80,635)	(99,797)
Realized loss on settled cash flow hedges:(1)
Deposits	(9,694)	(11,367)
Automobile secured financing	(15,043)	(17,531)

	(24,737)	(28,898)

Total other accumulated comprehensive loss	$(89,140)	$(101,550)

(1)	All cash flow hedges are structured to hedge future interest payments on deposits or borrowings.

Note 8 — Stock Options

      In May 2001, we adopted the 2001 Westcorp Stock Option Plan, also known as the 2001 Plan, an incentive stock option plan for certain associates and directors. The 2001 Plan replaced the 1991 Stock Option Plan, also known as the 1991 Plan that expired on April 15, 2001. Those who received options prior to the approval of the 2001 Plan are still subject to the 1991 Plan and may continue to exercise the remaining shares that are outstanding and exercisable until the expiration date set forth in the grant of such options. However, any and all shares reserved for the 1991 Plan are no longer available for future grants. As such, no further grants will be made under the expired 1991 Plan.

      Options outstanding and exercisable at September 30, 2003 were as follows:

	Options Outstanding			Options Exercisable

	Number	Weighted Average	Weighted Average	Number	Weighted Average
Exercise Prices	Outstanding	Remaining Life	Exercise Price	Exercisable	Exercise Price

$9.00 — 10.00	750	1.87	$9.94	750	$9.94
12.00 — 13.00	197,467	2.26	12.62	197,467	12.62
13.00 — 14.00	199,875	3.39	13.25	137,592	13.25
15.00 — 16.00	1,000	4.11	15.25	500	15.25
17.00 — 18.00	289,500	4.40	17.32	130,125	17.32
18.00 — 19.00	794,250	4.83	18.56	79,375	18.30
19.00 — 20.00	5,000	5.85	19.85	1,250	19.85
20.00 — 21.00	3,000	6.10	20.41

9.00 — 21.00	1,490,842	4.22	$16.82	547,059	$14.74

      Stock option activity is summarized as follows:

		Weighted Average
	Shares	Exercise Price

Outstanding at January 1, 2002	1,076,814	$14.67
Granted	414,500	18.33
Exercised	(143,251)	13.29
Canceled	(180,625)	16.06

Outstanding at December 31, 2002	1,167,438	15.91
Granted	444,000	18.78
Exercised	(98,118)	14.75
Canceled	(22,478)	17.08

Outstanding at September 30, 2003	1,490,842	$16.82

      Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Our stock options have characteristics significantly different from traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. In 2002, we utilized the Black-Scholes option valuation model to determine the fair value of the options granted. During 2003, we decided to utilize the Binomial option valuation model for all stock options expensed as part of our implementation of SFAS No. 148 as we feel it provides a better measure of value for companies that pay dividends. In addition, in 2003 we utilized the Binomial option valuation model to value all outstanding options, including those granted prior to 2003. In our opinion, neither of these models necessarily provides a reliable single measure of the fair value of our employee stock options. The weighted average fair value of options granted during the period ending September 30, 2003 was $5.48, compared to $6.11 for the year ended December 31, 2002.

      Pro forma information regarding net income and earnings per share is required by SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148 and has been determined as if we had accounted for our employee stock options under the fair value method of that statement. We adopted the disclosure provisions of SFAS No. 148 on December 31, 2002 and the prospective application method of transition to the fair value based method of accounting for stock options in the first quarter of 2003.

      Pro forma net income and diluted earnings per share for the respective periods were as follows:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,

	2003	2002	2003	2002

	(Dollars in thousands, except per share amounts)
Net income, as reported	$29,335	$21,673	$84,487	$60,234
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	122		285
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	315	215	919	644

Pro forma net income	$29,142	$21,458	$83,853	$59,590

Earnings per share
Basic — as reported	$0.65	$0.55	$2.05	$1.57

Basic — pro forma	$0.65	$0.55	$2.04	$1.55

Earnings per share
Diluted — as reported	$0.64	$0.55	$2.03	$1.55

Diluted — pro forma	$0.64	$0.54	$2.01	$1.54

Note 9 — Comprehensive Income

      The following table presents the components of comprehensive income (loss), net of related tax, for the periods indicated:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,

	2003	2002	2003	2002

	(Dollars in thousands)
Net income	$29,335	$21,673	$84,487	$60,234
Unrealized (losses) gains on securities available for sale, net of tax	(2,184)	14,298	(7,926)	26,588
Unrealized gains (losses) on cash flow hedges, net of tax	7,276	(65,630)	(30,667)	(127,864)
Reclassification adjustment for gains on securities available for sale, net of tax	(2,983)		(2,987)
Reclassification adjustment for losses on cash flow hedges included in income, net of tax	20,022	18,596	53,990	49,593

Comprehensive income (loss)	$51,466	$(11,063)	$96,897	$8,551

Note 10 — Dividends

      On August 7, 2003, we declared a cash dividend of $0.13 per share for shareholders of record as of November 4, 2003 with a payable date of November 18, 2003.

Note 11 — Common Stock Offering

      We completed a common stock offering in July 2003 in which we raised a total of $163 million through the issuance of 6.1 million additional common shares at a price of $28.00 per share. With the completion of this offering, our total number of common shares issued and outstanding increased 15.7% to 45.4 million shares at September 30, 2003.

Note 12 — Whole loan sale

      We purchased $1.7 billion of contracts from WFS in a whole loan sale for the nine months ended September 30, 2003. In this transaction, WFS received cash for the amount of the principal outstanding on the contracts plus a premium of $49.7 million. This premium was recorded by WFS as a cash gain on sale, net of the write-off of outstanding dealer participation balances and the effect of hedging activities. These contracts were subsequently securitized by us and continue to be managed by WFS under the terms of the transaction. This whole loan sale transaction is eliminated upon consolidation for accounting purposes.